Draft No. 2 as confidentially submitted with the U.S. Securities and Exchange Commission on July 18, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

REGENIQUE GROUP LIMITED
(Exact name of registrant as specified in its charter)

________________________

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8011	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Sinara Drive
#10-25 Square 2
Singapore 307506
+65 8383 0544
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________

Copies to:

Virginia Tam, Esq. Clayton Parker, Esq. K&L Gates 44/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2230 3500	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 900 Third Avenue, 19th Floor New York, NY 100222 +1 (212) 530-2210

________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†            The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED            , 2025

Class A Ordinary Shares

Regenique Group Limited

This is the initial public offering of         Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), of Regenique Group Limited, a Cayman Islands exempted company. We anticipate that the initial public offering price will be between US$          and US$         per share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “RGGG”. At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of the initial public offering is conditioned upon Nasdaq’s final approval of our listing application, and no assurance can be given that our application will be approved or that a trading market will develop. The offering will not proceed unless our Class A Ordinary Shares are accepted for listing on Nasdaq.

Immediately prior to the completion of this offering, we will have 40 Class A Ordinary Shares and         Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one (1) vote. Each Class B Ordinary Share is entitled to fifteen (15) votes and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on a one-for-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and are eligible for reduced public company reporting requirements.

We are not an operating company but a Cayman Islands holding company with no operations. We conduct our operations in Singapore, through our operating subsidiaries. The Class A Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands as an exempted company with limited liability. Investors of our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our operating subsidiaries.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds, before expenses, to us	US$	US$

____________

(1)      Initial public offering price per share is assumed to be US$         (being the mid-point of the initial public offering price range).

(2)      For a description of compensation payable to the underwriters, see “Underwriting”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriters an option for a period of forty-five (45) days from the closing of this offering to purchase up to additional Ordinary Shares from us at the initial public offering price, less underwriting discounts to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$        , the total underwriting discounts payable will be US$ and the total proceeds to us, before expenses, will be US$.

The underwriters expect to deliver Class A Ordinary Shares against payment in U.S. dollars, on or about          , 2025.

The date of this prospectus is          , 2025.

You should rely only on the information contained in this prospectus or in any related free writing prospectus that we filed with the Securities and Exchange Commission. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A Ordinary Shares.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus or any free writing prospectus outside of the United States.

Until         , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only, references to:

•        “Acquisition” are to the acquisition of Shari Wellness Pte Ltd by the Intermediate Holdco on July 2, 2025;

•        “APAC” are to Asia Pacific;

•        “Biogenisk” or “Biogenisk Pte Ltd” are to Biogenisk Pte Ltd incorporated and registered in Singapore with unique entity number 202504016K;

•        “BVI” are to the British Virgin Islands;

•        “Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•        “Class B Ordinary Shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•        “Dr. Chen” are to Dr. Chen Yiming;

•        “Dr. Shiau” are to Dr. Shiau Ee Leng;

•        “Exchange Act” are the Securities Exchange Act of 1934, as amended;

•        “Intermediate Holdco” are to BioEsthetics Group Limited;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “License Agreement” are to the exclusive license agreement entered into between Supergenics Pte Ltd and Shari Wellness Pte Ltd, dated August 18, 2024;

•        “Licensed Technologies” are to the two already granted patents owned by Supergenics and one patent filed in 2024 which is pending grant issuance licensed to Shari Wellness Pte Ltd under the License Agreement;

•        “Mainland China” are to the People’s Republic of China, excluding, solely for the purpose of this prospectus, Hong Kong, Macau and Taiwan. The term “Mainland Chinese” has a correlative meaning for the purpose of this prospectus;

•        “Mr. Then” are to Mr. Then Chee Tat;

•        “Mr. Wong” are to Mr. Wong Ming Kwong;

•        “ordinary shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•        “Shari Wellness” or “Shari Wellness Pte Ltd” are to Shari Wellness Pte Ltd incorporated and registered in Singapore with unique entity number 201322810M;

•        “Supergenics” are to Supergenics Pte Ltd;

•        “S$” are to Singapore dollars;

•        “US” are to the United States;

•        “US$” and “U.S. dollars” are to the legal currency of the United States;

•        “U.S. GAAP” are to generally accepted accounting principles in the United States;

•        “U.S. GAAS” are to generally accepted audited standards in the United States; and

•        “We”, “us”, “the Company”, “the Group” and “our” are to Regenique Group Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

Our reporting currency is S$ and most of our revenue is denominated in S$. This prospectus contains translations of S$ into U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of S$ into U.S. dollars in this prospectus were made at the rate of US$0.77936 = S$1, as set forth in the statistical release of the Federal Reserve System on September 30, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares, and (b) references in this prospectus to this offering are to our offering of Class A Ordinary Shares pursuant to this prospectus.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

GLOSSARY OF TECHNICAL TERMS

Certain terms and abbreviations used in this prospectus are defined below:

“ASCs” means adult stem cells.

“CGTPs” means cell and gene therapy products.

“ESCs” means embryonic stem cells.

“HA” means hyaluronic acid.

“HIFU” means high-intensity focused ultrasound.

“iPSCs” means induced pluripotent stem cells.

“MSCs” means mesenchymal stem cells.

“PDRN” means polydeoxyribonucleotide.

“PN” means polynucleotides.

“RF” means radiofrequency.

“TXA” means tranexamic acid.

“WJ-MSCs” means Wharton’s Jelly Mesenchymal Stem Cells.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our combined financial statements and the related notes and the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Overview

Established in Singapore in 2009, we are a customer-centric, science-backed aesthetics services provider. We prioritize delivering an unparalleled, premium experience for our customers by emphasizing safety, privacy and patient comfort. In addition to the market’s prevailing medi-aesthetics treatments, our suite of science-backed aesthetics services also includes bio-regenerative treatments and other advanced therapies. Our services are rendered through five strategically located clinics staffed by experienced doctors and equipped with advanced medical devices. Our mission is to elevate the overall well-being of our customers by offering personalized anti-aging and longevity healthcare and aesthetics solutions. In the 16 years since the commencement of our business, we have served more than 300,000 customers. For the fiscal years ended September 30, 2023 and 2024, we recorded net income of S$2,779,363 and S$3,135,182 (US$2,443,561), respectively. Our operating cash flow in the same periods were S$2,224,293 and S$2,667,256 (US$2,078,859), respectively.

We offer a broad range of non-surgical, minimally invasive treatments to our customers in our clinics. The technological concept, procedures and equipment used to administer such treatments are carefully selected by our experienced doctors. Our treatments are designed based on scientific evidence and delivered by personnel with medical knowledge, training and experience.

Our services can be classified into two categories: bio-regenerative treatments and medi-aesthetics treatments. Bio-regenerative treatments are generally marketed as aesthetics solutions at the forefront of our industry. They are grounded on the skin’s natural ability to regenerate and repair itself through the use of natural bio-cosmeceutical products, such as plant-based exosomes (tiny, naturally occurring vesicles released by cells that act as messengers, carrying proteins, lipids, and genetic material to influence the behavior of other cells) and stem cells, as skin boosters. Medi-aesthetics treatments are solutions delivered through the use of technologies that are regarded as the industry norm, including non-invasive procedures of laser and other energy treatments and minimally invasive procedures using botox and other chemical ingredients.

For the fiscal years ended September 30, 2023 and 2024, we derived 39.2% and 43.0% of our revenue from bio-regenerative treatments, and 60.8% and 57.0% of our revenue from medi-aesthetics treatments, respectively.

2023 marked a pivotal milestone for us. In early 2023, we started building a strategic partnership with Supergenics Berhad, a life science and biotechnology company listed on the Malaysia stock exchange. Their commitment to innovation is exemplified by their science-backed, proprietary methods and patents in stem cell technology, which includes high-yield culture of Wharton’s Jelly Mesenchymal Stem Cells (multipotent stem cells which have strong anti-inflammatory, immunomodulatory, and tissue-repair capabilities)(“WJ-MSCs”). In August 2024, Supergenics and us formally established a synergetic science-meets-beauty alliance by entering into the License Agreement. Pursuant to the License Agreement, we have an exclusive license to use two already granted patents owned by Supergenics and one patent filed in 2024 which is pending grant issuance. The license gives us the exclusive regional right in the APAC region, including the option to grant sublicenses, to develop our own commercial products and services using Supergenics’ patented cell and gene therapy products (“CGTPs”). For more information, please refer to the section titled “Business — Our Future Business Activities” below.

We believe the partnership will give us a competitive advantage in the science-backed aesthetics market. The use of proprietary patented technologies in bio-regenerative treatments will give us a vertically integrated bio-cosmeceutical platform in the market. Our strategy is to leverage the business alliance in the development of a range of anti-aging and longevity solutions unique in the APAC region with the support of Supergenics’ research team.

We are managed by practitioners with relevant professional knowledge and experience in our field. Our management is supported by a talented pool of skilled cell-based experts, scientists and biomedical professionals. We have also recruited professionals with strong marketing experience and business development acumen to react to changing market demands. We aim to further strengthen our brand by introducing new bio-regenerative aesthetics treatments and products from time to time consisting of biotech ingredients that are grounded on patented elevated efficacy at clinically tested concentrations.

Our growth strategy is to expand our business in the bio-regenerative market through innovation. We will seek to distinguish ourselves from competitors in this market using proprietary technologies developed by our exclusive business partner, Supergenics, who has granted us a license to use the Licensed Technologies in the APAC region.

Our goal is to build a unique brand for the business by positioning ourselves as an engineer capable of converting new bio-cosmeceutical technologies into a broad range of transformative, sustainable, and effective aesthetic solutions catered to different demographic groups. We will also seek to expand our geographical footprint to other countries in the APAC region through internal growth, strategic partnerships and acquisitions.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success to date and will continue to distinguish us from our competitors:

•        We are a “one-stop shop” capable of offering tailor-made, science-backed aesthetics solutions.

•        Our network of clinics is spread out in different areas of Singapore, each selected for the convenience of customers with different profiles and habits.

•        Many of our innovative treatments are developed using technologies in the early phase of their life cycle.

•        We have a proven track record in the quality of our services.

•        Our management consists of experienced professionals with different career backgrounds.

Our Strategies

We intend to continue to grow our business and further strengthen our market position by pursuing the following strategies:

•        We will focus on the development, production and distribution of treatments and products using the patented cell-based bio-cosmeceutical technologies licensed to us.

•        We will monitor technological developments and incorporate suitable ones, such as artificial intelligence, into our IT infrastructure.

•        We will expand into other countries in the APAC region in the mid to long run.

•        We will monitor and respond to market trends by developing services and products catered to new demographic groups.

•        We will continue to invest in talents.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in the section titled “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Relating to Our Business

•        Our continued success and growth depend substantially on the continuing service and contribution of our key management personnel and doctors as well as our ability to attract and retain new key personnel and doctors.

•        We are dependent on skilled and competent professional staff and we may be unable to attract suitable doctors to join us as the supply of doctors is limited.

•        We rely on the performance of our doctors and staff. If they become subject to complaints, investigations, claims or legal proceedings relating to the provision of services (including alleged malpractice), our reputation, brand image and results of operations may be harmed.

•        The termination of the License Agreement may adversely impact the revenue generated from our bio-regenerative segment and our plan to develop new treatments and products in this segment.

•        We rely on our reputation in the industry that may be adversely affected by negative publicity.

•        Professional indemnity coverage may not completely cover risks arising from our course of operation.

•        We face possible infringement of our intellectual property rights, which could weaken our competitive position and affect our operations.

•        We have limitations in promoting and/or marketing our business.

•        Our past performance may not be indicative of future revenue and profit margin.

•        Our clinics may not achieve our anticipated operating results, which could materially and adversely affect our business, results of operations, financial condition and prospects.

•        Inability to keep abreast with the latest technological advancements and marketing trends in our industry may result in the loss of business and our competitive edge.

•        There is no assurance that we will be able to successfully enforce the non-competition and/or non-solicitation undertakings contained in the employment contracts of our doctors.

Risks Relating to Our Industry

•        Our clinics and doctors are subject to additional licensing requirements; if any of these licenses are revoked or their renewal is denied, we may have to suspend some of our operations.

•        Outbreaks of infectious and communicable diseases and public health emergencies (such as a repeat of COVID-19) could have a material adverse effect on our business, results of operations and financial condition.

•        Our insurance coverage may not indemnify us against all losses and liabilities.

Risks Relating to the Share Offer and Our Shares

•        We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

•        An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

•        The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

•        Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

•        Because our public offering price per Class A Ordinary Share is substantially higher than our net tangible book value per Class A Ordinary Share, you will experience immediate and substantial dilution.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

•        We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Shares for a return on your investment.

•        The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

•        If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability in November 2024. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KYI-9009 Cayman Islands. Our principal executive office is at 10 Sinara Drive, #10-25 Square 2, Singapore 307506. Our telephone number at this location is +65 8383 0544. Our principal website address is www.regeniquegroup.com. The information contained on our website does not form part of this prospectus.

Our agent for service of process in the United States is Puglisi & Associates.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulties in protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

Corporate History

We were founded in 2009 by Mr. Then and Dr. Shiau (“Original Shareholders”) with the incorporation of ClearSK Medispa Pte Ltd, a Singapore company. Throughout the past 16 years, our main business has been the delivery of medi-aesthetics services (the “Clinic Business”). As our Clinic Business continued to grow, we started investing in real properties (the “Real Property Investments”) to diversify the risk of increasing rental expenses.

As of the date of this prospectus, our business has been carried out through 16 entities, 11 of which were operating entities of the Clinic Business, 5 of which were operating entities of a combination of the Clinic Business, Real Property Investments, and back-end accounting and administrative services provided to other entities (“Mixed Business and Back-End Entities”).

As set forth in a memorandum of understanding dated April 3, 2024 (the “MOU”), the Original Shareholders agreed with Mr. Wong, the sole shareholder of Shari Wellness, that Regenique Group Limited will acquire Shari Wellness along with the Licensed Technologies for the purpose of this offering. Shari Wellness is a Singapore company incorporated in 2013 by Mr. Wong. It is the licensee of the Licensed Technologies, which consist of the three bio-technology patents under the License Agreement and focuses on stem cell-based Regenerative Health & Aesthetics personalized treatments and bio-cosmeceuticals. See “Business” in this prospectus for more information. One of the terms set forth in the MOU was that the parties would conduct a series of related transactions for the purpose of this offering, or our Pre-IPO Restructuring. Pursuant to the terms of the MOU:

(1)    The allocation of between 25% and 30% of the equity ownership in the Company shall be agreed among the parties no later than the public filing of the registration statement on Form F-1, of which this prospectus is a part, at which time all of the rights attached to the ordinary shares shall vest immediately in their respective equity owners or be subject to any terms and conditions attached to such shares (“Vesting”); and

(2)    The remaining equity ownership in the Company shall be divided evenly between the Original Shareholders, on the one hand, and Mr. Wong, on the other.

The transactions of the Pre-IPO Restructuring that have been consummated as of the date of this prospectus are the following:

•        In November 2024, Regenique Group Limited was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company. The Original Shareholders were the registered holders of ordinary shares representing 50% of the issued share capital of the Company, and the remaining 50% was held by Mr. Wong.

•        The Original Shareholders and Mr. Wong entered into an agreement dated November 13, 2024 (the “Allocation Agreement”), stipulating that the rights attached to the ordinary shares of the Company shall be allocated as follows:

(1)    Legal Title.     Until Vesting, the Original Shareholders and Mr. Wong shall hold the respective ordinary shares registered under their names for the benefit of the equity owners of the Company at Vesting and be subject to the other terms set out in the Allocation Agreement. The Original Shareholders shall act in concert in their voting and disposition of their shares in the Company at all relevant times.

(2)    Voting Rights.    Until the acquisition of Shari Wellness is completed, the Original Shareholders shall have 51% of the total voting power in the election of directors at general meetings of the Company, and the remaining 49% shall be held by Mr. Wong.

(3)    Right of Disposition.    Each of the Original Shareholders and Mr. Wong shall not dispose the ordinary shares without the consent of the other parties.

(4)    Economic Interests.    Until Vesting, the Original Shareholders shall maintain their full economic interests and control in the Clinic Business, and Mr. Wong shall maintain his full economic interests and control in Shari Wellness. The Company shall own and operate the Clinic Business and Shari Wellness based on the foregoing arrangement.

The parties also agreed that interests in any entities incorporated for the purpose of this offering and not wholly owned by the Company shall be allocated in the same.

•        On January 20, 2025, BioEsthetics Group Limited (“Intermediate Holdco”), was incorporated as a BVI exempted limited liability company with ownership mirroring the shareholding structure of the Company. Pursuant to the Allocation Agreement, the Original Shareholders and Mr. Wong hold the respective ordinary shares registered under their names for the benefit of the Company.

•        On February 21, 2025, the Original Shareholders transferred all of the shares in the entities solely operating the Clinic Business to Biogenisk, a Singapore company incorporated on January 20, 2025 as a holding company of the Clinic Business for the purpose of this offering, wholly owned by the Original Shareholders; concurrently with the share transfers, the Mixed Business and Back-End Entities transferred the Clinic Business to Biogenisk.

•        On February 25, 2025, the Original Shareholders and Mr. Wong entered into an acquisition agreement (the “Acquisition Agreement”) to confirm the acquisition of Shari Wellness by Intermediate Holdco based on the terms of the MOU, with such acquisition to be consummated upon the receipt of a valuation report on Shari Wellness with an appraised value reasonably satisfactory to the Original Shareholders. On the same date, the Original Shareholders transferred all of their ownership interests in Biogenisk to the Intermediate Holdco.

•        On April 16, 2025, the Original Shareholders and Mr. Wong transferred all of their ownership interests in Intermediate Holdco to the Company.

•        On July 2, 2025, Mr. Wong transferred all of his ownership interests in Shari Wellness to Intermediate Holdco pursuant to the Acquisition Agreement.

Our Corporate Structure

The following diagram illustrates our corporate structure at the commencement of the Pre-IPO Restructuring.

Then Chee Tat
Shiau Ee Leng
50%
50%
BioGenisk Pte Ltd (Singapore)
100%
ClearSK Biomed Pte Ltd (Singapore)
ClearSK Centre Pte Ltd (Singapore)
ClearSK Medi-Wellness Pte Ltd (Singapore)
ClearSK Medi-Aesthetics (TP Central) Pte Ltd (Singapore)
ClearSK Body Medi-Aesthetics Clinique Pte Ltd (Singapore)
ClearSK Medi-Aesthetic Clinique Pte Ltd (Singapore)
ClearSK Medical Spa Pte Ltd (Singapore)
ClearSK Orchard Pte Ltd (Singapore)
ClearSK Medi-Aesthetics (Westgate) Pte Ltd (Singapore)
CSKC Pte Ltd (Singapore)
CSKC Medispa Pte Ltd (Singapore)

As of the date of this prospectus, the Company’s group structure is as follows:

Wong Ming Kwong
Then Chee Tat
Shiau Ee Leng
50%
25%
25%
Regenique Group Limited (Cayman)
100%
BioEsthetics Group Limited (BVI)
100%
100%
BioGenisk Pte Ltd (Singapore)
Shari Wellness Pte Ltd (Singapore)
100%
ClearSK Biomed Pte Ltd (Singapore)
100%
ClearSK Centre Pte Ltd (Singapore)
100%
ClearSK Medi-Wellness Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetics (TP Central) Pte Ltd (Singapore)
100%
ClearSK Body Medi-Aesthetics Clinique Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetic Clinique Pte Ltd (Singapore)
100%
ClearSK Medical Spa Pte Ltd (Singapore)
100%
ClearSK Orchard Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetics (Westgate) Pte Ltd (Singapore)
100%
CSKC Pte Ltd (Singapore)
100%
CSKC Medispa Pte Ltd (Singapore)

The remaining transactions under the Pre-IPO Restructuring will consist of the following:

•        Vesting will occur, and the shareholdings of Mr. Wong, Mr. Then and Dr. Shiau will be reduced from 50%, 25% and 25% to            %,            % and            %, respectively.

Immediately upon completion of this offering, our corporate structure will be as follows (assuming no exercise of the over-allotment option by the underwriters):

Wong Ming Kwong
Then Chee Tat
Shiau Ee Leng
Other Pre-IPO Investors
Public
[•]%
[•]%
[•]%
[25-30]%
[•]%
Regenique Group Limited (Cayman)
100%
BioEsthetics Group Limited (BVI)
100%
100%
BioGenisk Pte Ltd (Singapore)
Shari Wellness Pte Ltd (Singapore)
100%
ClearSK Biomed Pte Ltd (Singapore)
100%
ClearSK Centre Pte Ltd (Singapore)
100%
ClearSK Medi-Wellness Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetics (TP Central) Pte Ltd (Singapore)
100%
ClearSK Body Medi-Aesthetics Clinique Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetic Clinique Pte Ltd (Singapore)
100%
ClearSK Medical Spa Pte Ltd (Singapore)
100%
ClearSK Orchard Pte Ltd (Singapore)
100%
ClearSK Medi-Aesthetics (Westgate) Pte Ltd (Singapore)
100%
CSKC Pte Ltd (Singapore)
100%
CSKC Medispa Pte Ltd (Singapore)

Holding Company Structure

Regenique Group Limited is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Singapore through our operating subsidiaries in Singapore, mainly Shari Wellness Pte Ltd and BioGenisk Pte Ltd. The Class A Ordinary Shares offered in this offering are shares of Regenique Group Limited, the Cayman Islands exempted company. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our operating subsidiaries in Singapore.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our operating subsidiaries through our wholly-owned BVI subsidiary, BioEsthetics Group Limited. If our existing operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. For the applicable disclosure, see “Risk Factors — Risks Relating to the Share Offer and our Shares.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards applicable to U.S. domestic issuers under the Nasdaq listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance standards. If followed by us, these practices may afford less protection to shareholders than they would enjoy if we were to follow fully with the Nasdaq listing rules.

Market and Industry Data

This prospectus contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per Class A Ordinary Share.
Class A Ordinary Shares offered by us	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriters exercise the option to purchase additional ordinary shares in full).
Our authorized share capital	Our authorized share capital is US$50,000, divided into 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each.
Ordinary shares outstanding prior to the completion of this offering	40 Class A Ordinary Shares and Class B Ordinary Shares.
Ordinary shares outstanding immediately after this offering

        ordinary shares, comprised of         Class A Ordinary Shares and         Class B Ordinary Shares (or         ordinary shares, comprised of                    Class A Ordinary Shares and         Class B Ordinary Shares if the underwriters exercise the option to purchase additional         Class A Ordinary Shares in full).

Option to purchase additional Class A Ordinary Shares

We have granted to the underwriters an option, exercisable for 45 days after the date of closing of this offering, to purchase up to an aggregate of         additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts, solely for the purpose of covering over-allotments.

Voting Rights	Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 15 votes per share.
Conversion Rights

Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder thereof on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association). Upon any disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association).

Listing

We intend to apply for the listing of the Class A Ordinary Shares on Nasdaq under the symbol “RGGG”. The Class A Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

Lock-up

We have agreed, for a period of six months after the closing date, and our directors, executive officers and holders of 5% or more of our ordinary shares or securities convertible into or exercisable for ordinary shares prior to this offering have agreed, for a period of six months from the date of this prospectus, not to (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

Dividends	See “Dividend Policy” for a description of our dividend policy.
Use of Proceeds

We intend to use our net proceeds from this offering as follows:

•   approximately 50%, or US$    million, is expected to be used for expanding our presence through establishing new bio-regenerative aesthetic clinics, and entering into joint ventures targeting similar markets;

•   approximately 20%, or US$    million, is expected to be used for potential strategic acquisition of a controlling stake (51%) of a business;

•   approximately 10%, or US$    million, is expected to be used for marketing and branding initiatives, to enhance our brand visibility, grow our customer base and strengthen investors relationships; and

•   the balance of the net proceeds for other working capital and general corporate purposes.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in the Class A Ordinary Shares.
Transfer Agent	[•]

SUMMARY COMBINED FINANCIAL AND OPERATING DATA

The following tables present our summary combined financial data for the periods indicated. We have derived the combined statements of operations and comprehensive income data and cash flow data for the years ended September 30, 2023 and 2024 and summary combined balance sheet data as of September 30, 2024 have been derived from our combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with the U.S. generally accepted accounting principles (“U.S. GAAP”).

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary combined financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary combined statements of operations and comprehensive income

	For the Year Ended September 30,
	2023		2024
	Actual		Actual
	S$	%	S$	US$	%
	(in thousands, except for %)
Revenues	12,725	100	13,445	10,479	100
Income from operations	2,921	23.0	3,061	2,386	22.8
Net income	2,779	21.8	3,135	2,444	23.3

Summary combined balance sheet

	As of September 30,
	2023	2024
	Actual	Actual
	S$	S$	US$
	(in thousands)
Total assets	10,033	8,409	6,554
Total liabilities	8,655	7,009	5,463
Total shareholders’ equity	1,378	1,399	1,091

Summary combined statements of cash flow

	As of September 30,
	2023	2024
	Actual	Actual
	S$	S$	US$
	(in thousands)
Net cash provided by operating activities	2,224	2,667	2,079
Net cash used in investing activities	(950)	(2,683)	(2,091)
Net cash (used in) provided by financial activities	(5,157)	88	69

The combined statements of results of operations and comprehensive income data for the year ended September 30, 2024 and the summary combined balance sheet data as of September 30, 2024 are adjusted on a combined statement basis to present the combined historical results of operations of Regenique Group Limited.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our continued success and growth depend substantially on the continuing service and contribution of our key management personnel and doctors as well as our ability to attract and retain new key personnel and doctors.

Our success to date can be largely attributable to the contributions and expertise of our directors and doctors, each of whom has invaluable experience and knowledge relevant to our industry. Each of Dr. Shiau and Dr. Chen, possesses, on average, medical practicing experience in the provision of medical aesthetic services of over 18 years. Both of them have an intimate understanding of the demands, technicalities and intricacies of our business and customers’ needs. Our directors, Mr. Then and Mr. Wong, have extensive experience and network in the medical aesthetics services industry. Their in-depth understanding of our industry and operations will be difficult to replace and their continued service is vital to our success. The loss of the services of any of them may adversely affect the execution of our business strategies. In addition, the maintenance of our existing business relationships as well as the reputation that our management team has established is dependent on the continued service of our key management personnel.

We do not maintain key man life insurance for any of the senior management of our management team or other key personnel. If we are not successful in retaining the services of our management or other key personnel, or hire suitably qualified personnel to replace them, our business, results of operation, financial conditions and prospects may be materially and adversely affected.

We also rely upon experienced and skilled doctors to provide clinical and aesthetics services to our customers. If we were to lose a substantial number of these doctors for whatever reason, we might not be able to replace them easily within a short period of time. This may disrupt the operation of our business, which could have at least a short-term material adverse effect on our business, financial condition, results of operation and prospects.

As we continue to grow, we will need additional qualified management personnel and doctors to run our expanded business. Competition for management personnel and doctors may be keen and there is no assurance that we will be able to hire and retain adequate number of management personnel and doctors in the future. Any shortfall in qualified management personnel and/or doctors may hinder our growth plan. Compensation levels may need to be increased substantially to attract and/or retain our key management personnel and doctors.

We have reported a negative working capital during the financial year ended September 30, 2024, and as a result, our auditors reported that there is significant doubt on our ability to continue as a going concern.

During the financial year ended September 30, 2024, we reported a negative working capital of S$3,772,873 (US$2,940,576). These events or conditions indicate the existence of a material uncertainty which may cast significant doubt on our ability to continue as going concern. Through the next twelve months, we expect that with the financial support of the Original Shareholders, we will be able to support our continuous operations and to meet our payment obligations as and when liabilities fall due within the next twelve months from the balance sheet date and the date of combined financial statements for the financial year ended September 30, 2024. There are no assurances that we will be able to obtain sufficient financial support from the Original Shareholders or obtain sufficient amounts of additional capital. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our operations, which could harm our business, financial condition and results of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The report of our independent registered public accounting firm that accompanies our audited combined financial statements contains a going concern explanatory paragraph in which such firm stated that there is significant doubt on our ability to continue as going concern. Our combined financial statements contained in this prospectus do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment.

We are dependent on skilled and competent professional staff and we may be unable to attract suitable doctors to join us as the supply of doctors is limited.

Our business is dependent on our ability to attract and retain skilled and competent professional staff. As of March 31, 2025, we employed a total of 25 skilled professionals, including doctors and therapists. Our ability to provide our services is reliant on the services provided by these professionals. The ability to attract and retain them is dependent on several factors such as our continued reputation, financial remuneration and job satisfaction. As we engage in a service-related industry, in the event that we are unable to find suitable and timely replacements should a significant number of our skilled professional staff resign, our financial position and results, business operations as well as future growth and prospects may be adversely affected.

The number of doctors with necessary experience and qualifications is limited in the market and we are competing for suitable candidates with other aesthetics service providers. We may need to offer competitive terms and attractive remuneration package to attract and retain doctors to practice at our clinics. We cannot assure that we will be able to attract and retain sufficient doctors with similar expertise, experience or network to enter into or maintain employment agreements with us to keep pace with our growth while maintaining consistent service quality across our clinics. Our business, financial condition and results of operations could accordingly be materially and adversely affected.

Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our bio-regenerative aesthetic services and our operations. We rely on the performance of our doctors and staff, if they become subject to complaints, investigations, claims or legal proceedings relating to the provision of services (including alleged malpractice), our reputation, brand image and results of operations may be harmed.

Our success depends to a significant extent on the recognition of our brand and reputation in the industry as a reliable bio-regenerative aesthetics service provider. Our doctors’ treatment, performance, communication and relationship with their customers are vital to our business. We rely on the performance of our doctors and staff. If they become subject to complaints, investigations, claims or legal proceedings relating to the provision of services (including alleged malpractice), our reputation, brand image and results of operations may be harmed. Our services to customers are based on our doctors’ judgments, skills and decisions after examining the customers. We rely on our doctors to make proper clinical decisions regarding the treatment of the customers, however we do not have direct control over the decisions and actions taken by our doctors, as their treatment of the customers is subject to their professional judgment, and in most cases, performed on a real-time basis. Miscommunications between our doctors and their customers, and/or incorrect decisions on the part of our doctors may result in undesirable or unexpected outcomes, including complications, unexpected side effects or injuries.

Moreover, due to the inherent nature of bio-regenerative and medi-aesthetics treatments, customers’ levels of satisfaction of our services can be subjective, as the results may vary depending on factors including, among others, customers’ medical background and skin type, their adherence to pre-treatment and post-treatment instructions and distinct response to treatments. This may expose us to complaints, various liabilities, investigations, claims or legal proceedings relating to the provision of services (including alleged malpractice).

Our customers who are dissatisfied with the services of our doctors may express negative sentiments through the media and/or lodge complaints with the Singapore Medical Council (“SMC”). Such complaints may substantiate into claims against our doctors who will then claim against their respective Medical Protection Society (“MPS”) memberships.

Under the Medical Registration Act 1977 of Singapore (“MRA”), the Complaints Committee and the Disciplinary Committee may investigate complaints made against medical practitioners in relation to any alleged professional misconduct and may impose sanctions including, among others, issuing a letter of advice or warning, referring the matter for mediation between the doctor and the patient, ordering the doctor to undergo further education or training or medical or psychiatric treatment or counselling, or removing or suspending his registration from the register if he is found guilty of professional misconduct.

Should any of our doctors be convicted of professional misconduct, it is possible that he/she may be restricted from practicing in our clinics. If we are unable to find substitute doctors promptly, our operations will be affected. In addition, as the services are provided in our clinics, we are also likely to be named as one of the defendants and may be subject to claims for professional misconduct or negligence arising from the acts, conducts or omissions of our doctors. Such disputes may affect our operations as substantial time and resources will have to be allocated to handling the disputes, complaints or investigations.

Furthermore, as our doctors represent our image and reputation, such claims, even if untrue or baseless, may negatively affect our reputation and brand image, even if we are not involved in such professional misconduct investigation or litigation, and may result in additional costs, legal or otherwise. We may also lose existing customers and/or be unable to attract new ones.

Given that the safety and quality of our services are dependent on the performance of our doctors and therapists, there is no assurance that in the provision of services, our doctors or therapists would not be involved in any medical incidents, accidents, negligence or other malpractices. The occurrence of any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

The termination of the License Agreement may adversely impact the revenue generated from our bio-regenerative segment and our plan to develop new treatments and products in this segment.

The License Agreement is important to our business as it enables us to possess the right to use the Licensed Technologies — characteristics stem cell gene testing, angiogenesis, and high yield clinical grade WJ-MSC culture — in our business, including developing new products and services incorporating some of the patented materials. We intend to leverage our right to utilize the patents to develop innovative bio-regenerative treatments and services.

We or Supergenics may retain ownership of intellectual property created in connection with the use of the Licensed Technologies, subject to discussions between Supergenics and us and on a case-by-case basis. If we are unable to retain ownership of such intellectual property, we may be unable to deliver treatments and services related to such intellectual property, materially adversely affecting our business and financial position. While the License Agreement has a duration of ten years from August 18, 2024, we cannot guarantee that the License Agreement will not be terminated sooner, whether by mutual consent, with cause, or due to the occurrence of an event of default. If the License Agreement is terminated, we will lose our exclusive right to use the patents and may be restricted from delivering services and products containing any of the intellectual property belonging to Supergenics and its affiliates. In such a case, our ability to continue offering the bio-regenerative treatment services to our customers which rely on the Licensed Technologies will be impaired, materially adversely affecting our business, financial position and future growth.

In the future, we may be required to enter into additional intellectual property license agreements that are important to our business. Disputes may arise regarding licensed intellectual properties, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        the extent to which our technology, products, methods and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•        our diligence obligations under the license agreement and what activities satisfy those obligations;

•        if a third party expresses interest in an area under a license that we are not pursuing, under the certain terms of our license agreement, we may be required to sublicense rights in that area to the third party, and that sublicense could harm our business; and

•        the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes arise over our use of any licensed intellectual property and we cannot resolve the disputes in time and on acceptable terms, we may be unable to continue our development, manufacturing and sales of the affected products and technologies.

We rely on our reputation in the industry that may be adversely affected by negative publicity.

Negative publicity or media reports relating to our services, doctors or the general skincare industry may adversely affect our reputation and our customers’ perceptions of our services and result in decreased demand for our services. For example, negative media coverage regarding the safety or quality of our services and the resulting negative publicity could materially and adversely affect customers’ trust in our services. Adverse publicity concerning any perceived or actual health risks associated with services and the products used in our services may also cause customers to lose confidence in the safety and quality of our services, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The mere publication of information asserting that the products used in our services contain or have contained any contaminants or that our products and/or services have caused personal injuries or illnesses could damage our reputation, which could have a material adverse effect on us, regardless of whether the reports have any factual basis. In addition, adverse publicity about any regulatory or legal action against us could damage our reputation, undermine our customers’ confidence in us and reduce long-term demand for our products and services, even if the regulatory or legal action is unfounded or immaterial to our operations.

Professional indemnity coverage may not completely cover risks arising from our course of operation.

Our doctors are required to maintain their own professional indemnity coverage, the premiums of which are paid by us. Such professional indemnity coverage covers, among other things, all claims and liabilities in relation to death or injuries to any person which are attributable to the willful or negligent acts, defaults or omissions on their parts in relation to the services provided by them, and subject to certain limitations including criminal proceedings arising outside the provision of clinical care to customers, which are excluded from the scope of such indemnity.

Although we have purchased insurance including, among others, insurance for potential business interruption and public liability, we do not maintain professional indemnity coverage for our doctors. If we (in our own capacity or together with our doctors) experience any situation where we are sued by our customers for damages caused by the acts or negligence of our doctors, we cannot guarantee that our doctors would have the financial capability to honor their obligation to indemnify us against all claims and damages in case the MPS membership policies maintained by them are not sufficient to cover the cost of the claims. Any costs arising therefrom could have a material adverse effect on our business results of operations, financial condition and prospects.

Additionally, our financial position may be adversely affected in the event that the claims from our customers exceed the professional indemnity coverage or such claims do not fall within the scope of the coverage. Further, we may have difficulty in claiming compensation from insurance companies in full or at all, and sometimes there may be delays in receiving such compensation. If we suffer losses which are not covered by our insurance policies or the amount of compensation we receive from our insurers for our losses is significantly less than the actual losses suffered by us, our financial position and our operations may be materially and adversely affected.

If we become subject to litigation, legal or contractual disputes, governmental investigations or administrative proceedings, our management’s attention may be diverted and we may incur substantial costs and liabilities.

From time to time, we may encounter material disputes with various parties and may be involved in claims, disputes and legal proceedings in our ordinary course of business. Ongoing or threatened litigation, legal or contractual disputes, governmental investigations or administrative proceedings involving us or our employees may divert our management’s attention and resources, and result in damages, liabilities and legal and other costs. Furthermore, any litigation, legal or contractual disputes, governmental investigations or administrative proceedings which are initially not of material importance may escalate and become important to us, due to a variety of factors, such as the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. If the outcomes of these proceedings are unfavorable to us, we could be required to pay significant legal costs and monetary damages, assume legal and other liabilities and even to suspend or terminate the related business projects. In addition, negative publicity arising from litigation, legal or contractual disputes, governmental investigations or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. While we have not experienced disputes or legal proceedings that materially and adversely affected our business, operations, financial performance, financial condition, results, and prospects, we cannot provide assurance about future occurrences and their potential impact on our business. As a result, our business, results of operations and financial condition may be materially and adversely affected.

We face possible infringement of our intellectual property rights, which could weaken our competitive position and affect our operations.

Our principal intellectual property rights are our exclusive license to use the Licensed Technologies, trademarks, and our know-how in our business operations and provision of personalized services. We are susceptible to infringement of our intellectual property rights by third parties. There is no assurance that third parties will not copy or otherwise obtain and use our intellectual property rights without our prior authorization. Infringement of our intellectual property rights could adversely affect the perception that our customers have of us as to our credibility, creditworthiness and abilities, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects. If we were to enforce our intellectual property rights through litigation, such litigation, whether successful or unsuccessful, could result in the incurrence of substantial costs and the diversion of resources. In the event that we are unable to adequately protect or safeguard our intellectual property rights, our reputation, business, financial condition and results of operations and prospects may be materially and adversely affected.

We have registered our trademarks in Singapore. It is, however, possible that we may be unable to register trademarks in markets that we may operate in the future or to renew the registrations of our trademarks. Further, there is no guarantee that the registrations of our trademarks can completely protect us against any infringement or keep us away from any potential challenges raised by our competitors or other third parties.

We have limitations in promoting and/or marketing our business.

Our doctors and our clinics have to comply with the Healthcare Services (Advertisement) Regulations 2021 of Singapore (the “HS Advertisement Regulations”) which sets out (i) restrictions on the promotion or dissemination of information about the professional services and practice carried out by medical practitioners or their group practice and (ii) restrictions on publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to customers or potential customers. The restrictions in promoting our business may affect our ability to further enhance our brand recognition or secure new business opportunities in the future. Moreover, there is no guarantee that our existing practices of monitoring our information dissemination process and publication can continue to be effective. Should there be any change in the relevant regulations, or change of interpretation thereof, our doctors and clinics may be regarded as breaching the HS Advertisement Regulations. They may be subject to relevant disciplinary actions such as fines. Should there be any disciplinary actions against our doctors and clinics, our reputation, business and results of operations could be materially and adversely affected.

Our past performance may not be indicative of future revenue and profit margin.

Our past performance does not have any positive implication or may not necessarily reflect our future financial performance. The effects of the changing regulatory, economic and other unpredictable factors may have a material effect on our business and hence may affect our future financial performance.

Moreover, our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our shares to decline. Our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control. There is no assurance that our profit will remain at a level comparable to those recorded for the fiscal years ended September 30, 2023 and 2024.

Our clinics may not achieve our anticipated operating results, which could materially and adversely affect our business, results of operations, financial condition and prospects.

It typically takes a period of time for newly opened clinics to achieve a utilization rate comparable to our existing clinics, due to factors such as time needed to build customer awareness and to integrate such clinics’ operations into our existing infrastructure. Furthermore, we may be unable to utilize a new clinic immediately after its establishment, due to factors such as our inability to obtain or material delay in obtaining the required approvals, permits or licenses from the relevant authorities. Any substantial increase in costs for operations and substantial decrease in utilization due to unforeseen market or industry conditions may also affect the anticipated operating results of our new clinics to be opened in the near future. In addition, the operating results generated at any of our new clinics may not be comparable to the operating results generated at any of our existing clinics. We will incur depreciating expenses each year going forward due to capital expenditure required to establish our new clinics and to upgrade our existing clinics.

Inability to keep abreast with the latest technological advancements and marketing trends in our industry may result in the loss of business and our competitive edge.

There is a growing role of technology in the rendering of bio-regenerative and medi-aesthetics treatments. Deploying the latest technologies in treatments can result in better outcomes for our customers. In this regard, we have a strategic vision to lead as regenerative cell therapy innovators in the APAC region and distribute our proprietary bio-regenerative treatments, such as Rejuran (a regenerative skin treatment that uses PN to promote healing, reduce inflammation, and stimulate collagen production) and stem cell therapies, beyond our home base in Singapore. However, if we fail to anticipate and adjust to marketing trends and/or fail to identify medical technology needs of our clinics, we may be disadvantaged when competing with our competitors and the demand for our services, including bio-regenerative treatments, may decline thereunder.

Also, if we fail to adapt to changing marketing trends, our services may become less appealing to our customers and we may face difficulties in retaining or attracting existing and new customers, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We cannot guarantee that we will be able to keep abreast with marketing trends and accordingly, adjust our promotion, advertising and marketing strategies and policies and embrace new marketing tools. We are also not able to guarantee that our clinics would always be equipped with the latest bio-regenerative and medi-aesthetics technologies and that interest in our bio-regenerative treatments will be sustained. Even if we do keep up with marketing and technological trends, significant expenditure associated with executing our marketing strategies and acquiring or upgrading our equipment would be incurred and there is no assurance that the desired return on investments would be achieved.

There is no assurance that we will be able to successfully enforce the non-competition and/or non-solicitation undertakings contained in the employment contracts of our doctors.

Our doctors are required to make non-competition and/or non-solicitation undertakings in their employment contracts. In Singapore, restrictive covenants are enforceable only when the contractual terms restricting an employee’s activities after the termination of his/her employment are reasonable in all circumstances to protect the legitimate business interests of the employer. Hence there is no assurance that a doctor employed by us will not, upon termination of employment with us, engage in business activities that compete, whether directly or indirectly, with our business or solicit our customers and employees. In circumstances where our former doctors engage in competing business activities or solicit our customers, we cannot assure that we will be able to successfully enforce such non-competition and/or non-solicitation undertakings under the laws of Singapore. If our doctors, after termination of employment with us, engage in competing business activities or solicit our customers and employees, and if we are unable to enforce the relevant non-competition or non-solicitation undertakings, it may materially and adversely affect our business, results of operations, financial condition and prospects.

We operate in a highly competitive industry.

Due to continuous technological upgrades and advancements, the science-backed aesthetics industry is characterized by rapidly changing market trends. Our customers are constantly looking for innovative and high-performance aesthetics treatment with minimal risks or side effects and skincare products at reasonable prices. As a result, we are in constant competition with other similarly-positioned aesthetics service providers in aspects such as quality and scope of services and products, comprehensiveness and diversity of treatment ingredients and devices as well as pricing. Some of our key competitors are V Medical Aesthetics & Laser Clinic, Become Aesthetics Clinic, SkinLab The Medical Spa, and The Clifford Clinic. Some of our competitors have longer operating histories and greater brand recognition in the market. Our competitors may provide a wider range of services and have more financial resources to acquire more advanced technologies and equipment. Furthermore, they may be able to foresee the upcoming market trends more accurately or may be more responsive to new technologies or changing customer preferences. They may also have more financial and other resources than we do, thus allowing them to provide similar services or products at a lower price. At any time, these competitors and other potential market entrants may develop new products, procedures or treatment alternatives that could render our products and treatments obsolete or uncompetitive. In addition, one or more of such competitors may gain a market advantage by developing and patenting competitive products, procedures or treatment alternatives earlier than we can, obtaining regulatory clearances or approvals more rapidly than we can or selling and providing competitive products and treatments at prices lower than ours. If we are unable to compete successfully with our competitors, we may experience a reduction of market share, which may have a material adverse effect on our business performance, results of operations and financial condition.

A lack of growth in the consumer market or a general economic slowdown or downturn may materially and adversely affect our business performance and results of operations.

Our business performance depends on the sustainable growth of consumer spending on aesthetics services. However, there is no assurance that the local economy in Singapore can sustain a continuous stable growth in consumer spending. In addition, any economic slowdown, recession or downturn may result in a decrease in consumer spending on aesthetics services as well as weaken consumer spending willingness, thus reducing the overall demand for our services. Any of the foregoing circumstances may materially and adversely affect our business, results of operations, financial condition and prospects.

Professional responsibilities of our doctors to our customers may override the interests of our shareholders.

Our doctors, being registered medical practitioners, are required to comply with the 2016 edition of the SMC Ethical Code and Ethical Guidelines (“2016 ECEG”), failing which the SMC may take disciplinary action against them. The 2016 ECEG sets out the duties of a registered medical practitioner including, among others:

(a)     always placing patients’ best interests above any business or financial considerations;

(b)    not letting business or financial considerations influence the objectivity of clinical judgement in the management of patients; and

(c)     not participating in “fee splitting” or “fee sharing” by offering gratuitous payments, gifts or other rewards for patients referred to him/her from any source.

Such professional duties and obligations of our doctors may not at all times be in line with our shareholders’ commercial interests to maximize profit. As a result, our ability to maximize profit may be limited by the professional duties and obligations of our doctors owed to our customers.

There is no assurance that we will be able to successfully enforce the medical liability waiver contained in the purchase invoice notes of our customers.

Our standard customer contracts contain disclaimers and medical liability waivers, and they are found in the terms and conditions of the purchase invoice notes. We also present to our customers in writing the risks associated with their treatments. Medical liability waivers are likely to be held unenforceable by a court in Singapore in the event that medical malpractice is established. Hence, notwithstanding that our customers are deemed to have accepted the risks and agreed to waive any medical liability claims against our doctors and us, there is no assurance that they will not initiate any claims against us in relation to the treatments received at our clinics. In circumstances where our customers initiate any claims against us, we cannot assure that we will be able to successfully enforce medical liability waiver under the laws of Singapore. If our customers initiate any claims against us in relation to the treatments received at our clinics, and if we are unable to enforce the relevant medical liability waiver, it may materially and adversely affect our business, results of operations, financial condition and prospects.

We have not entered into any long-term supply agreements with our suppliers.

As of the date of this prospectus, we are party to a contract with Dermarev Pte Ltd, a supplier of ingredients used in some of our treatments. The contract was entered in the ordinary course of business, is on a one-year term, and requires us to purchase treatment ingredients with an aggregate value of not less than S$400,000 annually. Except for this contract, we have not entered into any long-term supply agreements with our suppliers. There is no assurance that our suppliers will continue to supply the products to us on commercially reasonable terms, or at all, which could affect our ability to secure future supply of products for our customers. Further, we may be unable to find suitable alternative suppliers within a short period of time, and as such, any shortage of or delay in the supply of the products to us may materially and adversely affect the operations of our clinics. As a result, our financial condition and results of operations could be materially and adversely affected.

Disruption to our supply chain may prevent us from meeting the demand for our services.

Most of our treatment ingredients and clinical supplies are manufactured overseas and shipped to our warehouses in Singapore. Any prolonged blockage of shipping routes due to natural disaster, war, terrorism and/or any operational issues encountered by our suppliers could lead to disruption and delay to our supply chain and affect our ability to meet customers’ demand for services. Disruption to shipping routes is also expected to lead to increased shipping rates, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face inventory management risks.

Our inventory mainly consists of treatment ingredients used in our treatments. Most of these treatment ingredients expire two years after their manufacturing. Our ability to meet our customers’ demand for our services adequately and without overstocking our supplies is dependent on, among others, our ability to forecast our inventory needs accurately and manage our inventories efficiently. We maintain inventory levels of our supplies primarily according to our forecasted inventory needs, which are in turn estimated based on market conditions and our management’s understanding of our customers’ demand for our services. However, our ability to forecast our inventory needs accurately could be affected by, among others, factors that are beyond our control.

If we fail to manage our inventories efficiently and effectively (including ensuring that any specific storage conditions are arranged in a timely manner), we may be affected by stock outs, inventory obsolescence, supply deterioration, decline in realizable values of our supplies and/or significant inventory write-offs. We may suffer losses in the event of an occurrence of the foregoing. To the extent that we suffer such losses, our financial position and performance could be materially and adversely affected. High inventory levels may also require us to commit substantial capital resources to secure storage or warehousing space, preventing us from using that capital for other purposes. The occurrence of any of the foregoing could materially and adversely affect, directly or indirectly, our financial position, results of operations and business operations.

Any non-renewal of leases or service agreement or substantial increase in rent or service retainer fees may affect our business and financial performance.

As we operate all of our clinics on leased properties, we are exposed to fluctuations in the commercial rental market. Our leases typically have a term of three years. Upon the expiry of each lease agreement of our existing clinics, we have to negotiate terms of renewal with our respective lessors. There is no assurance that the leases and/or service agreement of our clinics would be renewed on similar or favorable terms (including, without limitation, on similar tenure and on similar rental charges) and/or service retainer fees. There is also no guarantee that the leases or service agreement of our existing clinics will not be terminated early by the lessors and/or service provider before the expiry of the relevant term.

In the event that we are required to relocate our clinics to other locations, there is no guarantee that we will be able to secure comparable locations at comparable terms. We may also incur substantial expenses in renovation costs if we have to move our clinics to new locations. This may have an adverse impact upon our business, financial position and our future potential growth.

We are exposed to business and tax compliance risks.

Upon the completion of the Pre-IPO Restructuring and this offering, we must comply with tax regulations in the jurisdictions in which we have a presence or in which we operate, which subjects us to international tax compliance risks. The implementation of new tax laws and regulations is subject to uncertainties. Evolving tax regulations and scrutiny of corporate tax practices may expose us to financial, compliance, or reputational risks, particularly if tax positions are subject to challenge. We may also, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation.

We may be unable to implement our business strategies.

To a large extent, the future of our business depends on the successful implementation of our business strategies. We plan to enhance our capability to develop innovative bio-regenerative treatments, expand our operations in Asia and enter into new markets such as pre-juvenation aesthetics and male aesthetics. The successful implementation of our business strategies is subject to significant business, economic and competitive uncertainties and contingencies, including, among others, continued growth of healthcare services in Singapore and in Asia.

Whether we can successfully implement our business strategies depends on various factors including, among others, delivery of treatment ingredients or equipment, establishment of additional clinics in suitable locations, securing the requisite governmental approvals, compliance with applicable laws and regulations, and changes in economic and market conditions. Delay or failure to successfully implement our business strategies could result in the loss or delayed receipt of turnover, any increase in financing costs, and failure to meet profit and earnings projections, any of which may adversely affect our business, operational results and financial conditions.

Failure to comply with regulations relating to consumer protection could adversely affect our business, financial condition and results of operations.

We are subject to the Consumer Protection (Fair Trading) Act 2003 of Singapore (“CPFTA”), and any non-compliance with the CPFTA may significantly impact our operations. If we do not ensure that our staff undergoes the proper training to familiarize themselves with the types of conducts that would constitute unfair practices under the CPFTA, our staff may inadvertently act unfairly to our customers during the course of our provision of our services to them. Our customers may feel that we have used high-pressure sales tactics to coerce them into making a purchase with us or we may unintentionally have made unsubstantiated claims or guarantees about the results, benefits or effects of our treatments or products.

Miscommunication may also lead to situations where our staff mistakenly believes and represents that a customer has agreed to services, which the customer may dispute. As our treatments and services are based on our staff’s judgement after examining our customers, we may also unintentionally represent that a service or treatment is necessary or desirable for our customers, when it is not so.

If our customers perceive that we have engaged in unfair practices, they may file complaints with the Consumer Association of Singapore (“CASE”) if they are local customers, or the Singapore Tourism Board (“STB”) if they are tourists. Should we be found to have engaged in unfair practices, CASE or STB may require us to enter into a voluntary compliance agreement. Failure to comply with this agreement could lead to further escalation to the Competition & Consumer Commission of Singapore (“CCCS”), which may investigate our non-compliance and require us to give an undertaking to cease unfair practices.

The CCCS may publicly disclose the details of its investigation, the undertaking, and any warnings issued to us. In serious cases of CPFTA infringement, we may face litigation and criminal liability, including fines or imprisonment. Such involvement could severely damage our reputation and brand, disrupt our operations, and necessitate significant time and resources to address investigations and litigation. These consequences could adversely affect our business, financial condition, and results of operations.

Stem cell therapy and regenerative medicine is nascent in Singapore and may be subject to regulatory and legal risks.

In Singapore, the development of stem cell therapy and regenerative medicine is at a nascent stage. In the early 2010s, stem cell therapy was not considered to have been medically proven as a treatment for illnesses, and their use for such purposes would require clinical trials and ethics approval. On March 1, 2021, Singapore introduced the Health Products (Cell, Tissue and Gene Therapy Products) Regulations 2021 under the Health Products Act 2001 to regulate the manufacture, import, supply, presentation, registration, duties, and obligations of manufacturers, importers and other persons carrying out such activities as related to Cell, Tissue and Gene Therapy Products in Singapore.

The regulations do not apply to us, as our use of stem cell in aesthetics procedures in Singapore is not considered a “therapeutic use”. Due to the novelty of stem-cell therapy in Singapore, however, there is a possibility that the industry may become more heavily regulated. We may be subject to further legislative, regulatory and compliance requirements by the Health Science Authority and other relevant regulatory authorities, which may hinder or be detrimental to our services. Further, as cell-based therapies are relatively new, regulatory authorities may lack the necessary experience to assess the treatment ingredients used in our bio-regenerative treatments, thereby increasing the regulatory review process and period. Such regulatory delays may increase our development costs and cause further delays in the commercialization of our bio-regenerative treatments.

We may lack funding to grow our business; if we do, resources used by us in implementing our growth strategy may not be successful.

We need substantial fundings to pursue our growth strategy. Until we can generate sufficient cash flow to finance the growth, we have to raise funds through securities offerings and borrowings or collaborate with third parties, such as joint ventures and franchising. We may be unable to raise additional funds or enter into such other arrangements in time and on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our services.

We are exposed to personal data security breaches.

During the course of our business, we collect, record and process personal information and medical records of our customers electronically. Employees’ information and other records collected and/or generated are also stored in our servers and computer systems and may be vulnerable to external security threats such as malware attacks and hacking, as well as internal security breaches such as unauthorized access and usage of confidential information by our employees. The consequences can include destruction or corruption of databases, the leaking of confidential information, the theft of intellectual property and we may be required to notify the relevant authorities, such as the Personal Data Protection Commission, of such breach and be subject to any regulatory fines or penalties.

As a healthcare provider, we are required to protect personal information and medical records of our customers under the Personal Data Protection Act 2012 of Singapore (“PDPA”) and other relevant legislation such as the Healthcare Services Act 2020 of Singapore (“HCSA”). Any contravention of the relevant laws and regulations in relation to our customers’ personal information may result in litigation actions from customers and/or regulatory fines or penalties.

We recognize that personal information and medical records collected and/or generated and retained by us are highly sensitive and any unauthorized access or disclosure may have severe consequences for us, our employees and our customers. Accordingly, we have taken security measures to prevent, detect, address and mitigate the risk of potential data security breaches. These measures include storing the data we have collected and/or generated on reputable third-party platforms with industry-standard security features and conducting regular penetration tests. Additionally, we have also adopted a formalized PDPA policy. In spite of the safeguards that we have implemented, there is no assurance that there will not be any cases of data security breaches in the future which could result in financial and reputation loss to us.

While we believe that we comply with the applicable laws and regulations in relation to the possession of personal and medical data, there can be no assurance that we will not be exposed to risks relating to the possession of personal and medical data. There is no assurance that we would fulfil all data protection obligations under the PDPA to safeguard personal data entrusted to us by our customers and employees and that there will not be any data leakage or improper use of personal data due to system failures, controls lapses or human errors. Any breach of our data protection obligations may result in litigation or regulatory proceedings and materially and adversely impact our reputation, our business, financial condition, results of operations and prospects.

We currently rely on a single geographical market; any adverse economic, social and/or political conditions affecting the market may adversely affect our business.

Currently, our business operations are based in Singapore. Our business operations and the demand for our services are therefore exposed to any deterioration in the economic, social and/or political conditions as well as any incidence of social unrest, civil disturbance or disobedience in Singapore, in particular where any such activity causes inconvenience to customers who visit, and our staff who attend, our clinics. The aforesaid circumstances may materially disrupt and adversely affect the operations of our clinics, and consequently, our results of operations.

We have limited control over the quality of our equipment, treatment ingredients and clinical supplies and are vulnerable to product liability claims.

Even though we are selective in choosing our suppliers, we cannot assure you that the equipment, treatment ingredients and clinical supplies we procure from our suppliers during the course of our business operations are safe, free of defects or meet the relevant quality standards. We depend on our suppliers’ quality control procedures. In the event of any quality issues, we could be subject to complaints and product liability claims by our customers. We may not be able to seek indemnification from our suppliers and if we engage in legal proceedings against our suppliers, such proceedings may be time consuming and costly regardless of the outcomes. Any quality issues on our treatment devices, treatment ingredients and clinic supplies may have a material adverse effect on our reputation, brand image, financial performance and lead to negative publicity.

Furthermore, we may also need to find alternative suppliers and substitutes, which may result in delay in the provision of our services or the delivery of our products. If we are unable to find alternative suppliers or suitable replacement products in a timely manner, our business operations may be disrupted.

Any allegation against us or our personnel on supplier kickbacks may damage our reputation.

We are subject to risks from actions that may be taken by us or our staff in relation to receipt of kickbacks from our suppliers. Such acts may constitute violations of the 2016 ECEG, the Prevention of Corruption Act 1960 of Singapore and other relevant laws and regulations. Our failure to effectively manage our staff could result in disciplinary action or other legal proceedings being instituted against us. Any of such events could therefore materially and adversely affect our business, financial condition and results of operations. Our reputation and prospects could be adversely affected if we become the target of any negative publicity as a result of any potential involvement in corrupt practices or other improper conduct by us or our staff.

We may be subject to transaction errors or frauds relating to third-party online payment platforms.

Currently, we collect payments for our services through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as our customers’ credit card numbers and personal information over public networks is essential to maintaining customers’ trust and confidence in our online shop.

We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation and the perceived security of all the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, customers may become reluctant to shop on our online shop even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these online payment systems. As of the date of this prospectus, there have not been any past incidents involving transaction errors or frauds relating to third-party online payment platforms, which had a material adverse impact on our financials and/or operations. However, if any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose customers and customers may be discouraged from purchasing from our online shop, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO OUR INDUSTRY

Our clinics and doctors are subject to additional licensing requirements; if any of these licenses are revoked or their renewal is denied, we may have to suspend some of our operations.

The aesthetics industry is highly regulated and subject to extensive laws, regulations and licensing requirements in Singapore. Such laws, regulations and licensing requirements cover many aspects of our business, including but not limited to:

(a)     the conduct of our business operations, including the operation of our clinics;

(b)    the provision of services;

(c)     the quality of clinic facilities, equipment and services;

(d)    the registration and regulation of doctors;

(e)     the confidentiality and maintenance of, and security issues associated with, personal data, health-related information and medical records of our customers; and

(f)     promotion and advertising in the aesthetics industry.

Any non-compliance may result in fines or penalties being imposed or other enforcement action being taken against us, our doctors and/or directors, which may adversely affect our business, financial condition, results of operations and prospects.

While we have not experienced any issues with obtaining or renewing the requisite approvals, licenses and/or permits under the required regulations and laws as of the date of this prospectus, there is no assurance that we will be able to do so upon their expiration. In addition, certain of our licenses are held in the individual capacity of our doctors, including Dr. Shiau. Any changes to the existing laws and regulations may require us to apply for new approvals, licenses and/or permits and there is no assurance that we will be able to obtain these new approvals, licenses and/or permits. In the event that we are unable to obtain or renew the requisite approvals, licenses and/or permits, or such approvals, licenses and/or permits are withdrawn, we may be required by the relevant governmental agencies to cease operations and our business, financial condition and results of operations may be adversely affected.

As of the date of this prospectus, while there has not been any occurrence of the foregoing which had a material adverse impact on our business, financial condition, results of operations and prospects, there is no assurance that there will not be any such occurrence in the future.

Any adverse changes in laws and regulations or the introduction of new applicable laws and regulations could result in, among others, more stringent requirements and/or an increase in compliance costs, which could materially and adversely affect our business, financial condition and results of operations.

Outbreaks of infectious and communicable diseases and public health emergencies (such as a repeat of COVID-19) could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to the outbreak of infectious and communicable diseases and public health emergencies, such as a repeat of the outbreak of the novel strain of coronavirus, COVID-19.

Outbreaks of infectious and communicable diseases may result in unprecedented measures being taken by multiple countries worldwide. For example, during the COVID-19 outbreak, measures including the lock-down of entire regions or cities, border controls, stringent travel restrictions, mandatory quarantine or stay-home measures, restrictions on mass gatherings and events, social distancing measures and/or the temporary closure of schools, factories, construction sites, businesses, shops and restaurants were implemented, and there was also severe disruption to the global supply chain in various parts of the world. Different countries may have varying degrees of success in controlling the spread of such infectious and communicable diseases, and the spread of infectious and communicable diseases and the imposition of these measures may lead to, among other things, drastic disruption to business and severe economic contraction worldwide, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our insurance coverage may not indemnify us against all losses and liabilities.

Our clinics, equipment and warehouses face the risk of suffering physical damage caused by fire, natural disasters, or other causes, as well as potential public liability claims, which could disrupt our business operations. While we believe that our insurance coverage is sufficient in accordance with industry standards and business practices, certain risks may not be covered by our insurance policies because they are either uninsurable or not economically insurable and there is also no assurance that there will not be any such damage or that liability claims will not be in excess of the amount covered by our insurance policies or that such insurance policies are comprehensive and cover all types of damage suffered or public liability claims. Accordingly, should there be adverse developments including terrorist attacks and other natural or man-made disasters such as earthquakes, floods, fire hazards and other events beyond our control, we may not have any or adequate insurance coverage to cover these liabilities and risks and our business, financial condition, results of operations, and prospects may be materially and adversely affected.

We expect to renew our insurance policies on an annual basis but there is no assurance that we will be able to renew all of our policies or obtain new policies on similar terms.

Any material changes to the terms of the insurance policies may result in claims for which we may not be compensated for by insurance proceeds and/or contractual indemnities. In the event that there are any such material changes, we may have to make provisions in our accounts and this may have a material adverse effect on our business, financial condition, results of operations and prospects.

Further, any material change in the terms of our doctors’ MPS membership may have a disproportionate and material adverse effect on our business, financial position, results of operations and prospects. While our doctors currently have occurrence-based and claims-made indemnity coverage under their MPS memberships, such coverage is discretionary in nature. Should the MPS choose not to indemnify our doctors or should there be any material changes in the terms of their membership with MPS, this may result in claims for which we may not be compensated under such membership and/or contractual indemnities. In the event that there are any such material changes, we may have to make provisions in our accounts and this may have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO THE SHARE OFFER AND OUR SHARES

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing of our Class A Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we expect that our Class A Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Shares will be established. If an active public market for our Class A Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The public offering price for our Class A Ordinary Shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their shares or the loss of their entire investment.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We adopt a dual-class share structure such that our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each of our Class A Ordinary Share is entitled to one (1) vote and each of our Class B Ordinary Share is entitled to fifteen (15) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association). Upon any disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association). Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

Due to the disparate voting rights attached to these two classes of ordinary shares, holders of Class B Ordinary Shares will have significant voting rights over matters requiring shareholder approval, including amendment of memorandum and articles of association, and approval of corporate transactions, such as mergers and change in share capital. This capital structure and disparate voting rights may have anti-takeover effects preventing any potential merger, takeover or change in control transactions that holders of our Class A Ordinary Shares may view as beneficial.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The volatility and fluctuations in the trading price of our Class A Ordinary Shares may be due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors”, our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase our Class A Ordinary Shares prior to any price decline.

Because our public offering price per Class A Ordinary Share is substantially higher than our net tangible book value per Class A Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Share. As a result, you will experience immediate and substantial dilution of US$            per Class A Ordinary Share, representing the difference between our as adjusted net tangible book value per Class A Ordinary Shares of US$[•] as of September 30, 2024 [To be inserted when valuation completed], after giving effect to the net proceeds to us from this offering, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$            per Class A Ordinary Share (being the mid-point of the initial public offering price range as set out in the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds”. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Shares for a return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. All dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium account, and provided that under no circumstances may a dividend be paid if following such payment the Company shall be unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to the completion of our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, will impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations will increase our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company”, as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We will evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than ten percent of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, the holders of a third of the shares of the Company present in person or by proxy.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our Company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It is not certain if we will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act, the tax residency of a company is determined by where the business is controlled and managed, even if it is established outside Singapore. A company is a non-resident when the control and management of its business is not exercised in Singapore, where “control and management” is defined as the making of decisions on strategic matters, such as those concerning a company’s policy and strategy. This is a question of fact. Typically, the location of the company’s board of director meetings where strategic decisions are made determines where the control and management is exercised. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore or where board resolutions are merely passed by written resolutions and no physical meeting is held. Where board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be in Singapore where the majority of the board of directors with the authority to make strategic decisions are physically located in Singapore when they sign such consent or attend such conferences, or where the chairman of the board of directors is physically located in Singapore.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”), and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted, or brought into Singapore; (ii) applied in or towards the satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore.

In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Class A Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Class A Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A Ordinary Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed to be a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — Passive Foreign Investment Company (“PFIC”) Consequences.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•        our goals and strategies;

•        our future business development, results of operations and financial condition;

•        expected changes in our revenue, costs or expenditures;

•        our dividend policy;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectation regarding the use of proceeds from this offering;

•        our projected markets and growth in markets;

•        our potential need for additional capital and the availability of such capital;

•        competition in our industry;

•        general economic and business conditions in the markets in which we operate;

•        relevant government policies and regulations relating to our business and industry; and

•        assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$         million, or US$         million, if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts, the non-accountable expense allowance and other estimated offering expenses payable by us and based upon an assumed initial offering price of US$         per Class A Ordinary Share (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

We currently intend to use the net proceeds from this offering for the following purposes:

•        approximately 50%, or US$         million, is expected to be used for expanding our presence through establishing new bio-regenerative aesthetic clinics, and entering into joint ventures targeting similar markets, such as hair treatment, in order to enhance our capabilities in bio-regenerative service offerings;

•        approximately 20%, or US$         million, is expected to be used for potential strategic acquisition and investment opportunities. It is our mid to long term growth strategy to acquire a controlling stake (51%) in a business that complements our core business operations and aligns with our growth objectives and market expansion plans. We are at a preliminary stage of evaluation potential opportunities but have not yet identified or initiated any specific acquisitions or transactions;

•        approximately 10%, or US$         million, is expected to be used for our marketing and branding initiatives, to enhance our brand visibility, grow our customer base, and strengthen investors relationships; and

•        the balance of the net proceeds for other working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to complete clinical trials can be difficult and we may need additional funds in the future. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our product development efforts and regulatory approval process, the status of and results from our ongoing clinical trials or any clinical trials we may commence in the future, as well as the effectiveness of our commercial efforts and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

DIVIDEND POLICY

During the financial years ended September 30, 2023 and 2024, we declared dividends to the Original Shareholders in the amounts of S$1,530,000 and S$2,838,000 (US$2,211,937), respectively. We fully settled and paid dividends in the amounts of S$1,665,000 and S$276,300 (US$215,348) during such financial years, respectively, by netting off the amount of the dividend against the amounts due from the Original Shareholders. We have no intention to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends.

In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

As we are a holding company, our ability to pay dividends are subject to distributions from our operating subsidiaries. There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

CAPITALIZATION1

The following table sets forth our capitalization as of September 30, 2024 presented on:

•        an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the initial public offering price of US$         per Class A Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts, non-accountable expense allowance and the estimated offering expenses payable by us and assuming no exercise of the option to purchase additional Class A Ordinary Shares.

Our issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. We are offering Class A Ordinary Shares only in this offering.

Our authorized share capital is US$50,000, divided into 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all resolutions of the shareholders and have the same rights except that each Class A Ordinary Share shall entitle its holder to one (1) vote and each Class B Ordinary Share shall entitle its holder to fifteen (15) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association). Upon any disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis (or as adjusted in accordance with our memorandum and articles of association). Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The as adjusted data below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2024
	Actual		As adjusted
	S$	US$	S$	US$
Cash	[•]	[•]	[•]	[•]
Indebtedness:
Short term debt, including loans and amount due to related parties	[•]	[•]	[•]	[•]
Long term debt, including loans	[•]	[•]	[•]	[•]
Total indebtedness	[•]	[•]	[•]	[•]
Shareholders’ deficit:
Ordinary shares, Class A, US$ par value, shares authorized, issued and outstanding as of September 30, 2024	[•]	[•]	[•]	[•]
Ordinary shares, Class B, US$ par value, shares authorized, issued and outstanding as of September 30, 2024	[•]	[•]	[•]	[•]
Retained earnings	[•]	[•]	[•]	[•]
Non-controlling interest	[•]	[•]	[•]	[•]
Total shareholders’ deficit	[•]	[•]	[•]	[•]
Total capitalization	[•]	[•]	[•]	[•]

____________

1        Numbers to be inserted when allocation of between 25-30% of the equity ownership in the Company is confirmed

DILUTION2

If you invest in our Class A Ordinary Shares, you will experience dilution to the extent of the difference between the initial public offering price per Class A Ordinary Share you pay in this offering and the pro forma net tangible book value per Class A Ordinary Share immediately after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to 15 votes, and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on a one-for-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our net tangible book value as of September 30, 2024 was approximately US$[•] million, or US$[•] per ordinary share outstanding at that date. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our acquired net intangible assets, goodwill, total liabilities and minority interests from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$         per Class A Ordinary Share, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus and, after deducting underwriting discounts, the non-accountable expense allowance and other estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after September 30, 2024, other than to give effect to the issuance and sale of the Class A Ordinary Shares offered hereby at an assumed initial public offering price of US$         per Class A Ordinary Share, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus and, after deducting underwriting discounts, the non-accountable expense allowance and other estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares and no other change to the number of Class A Ordinary Shares sold by us as set forth on the cover page of this prospectus, our as adjusted net tangible book value as of September 30, 2024, would have been US$[•] million, US$[•] per outstanding ordinary share, including ordinary shares underlying our outstanding ordinary shares, and US$[•] per ordinary share. This represents an immediate increase in net tangible book value of US$         per ordinary share, to existing shareholders and an immediate dilution in net tangible book value of US$         per ordinary share, to new investors in this offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public offering price per Class A Ordinary Share	US$
Net tangible book value per ordinary share as of September 30, 2024	US$
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$
Pro forma net tangible book value per ordinary share after the offering	US$
Dilution in net tangible book value per ordinary share to new investors in the offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$         per Class A Ordinary Share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$         million, the pro forma net tangible book value per ordinary share after giving effect to this offering by US$         per ordinary share and the dilution in pro forma net tangible book value per ordinary share to new investors in this offering by US$         per ordinary share, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, the non-accountable expense allowance and other estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

____________

2        Numbers to be inserted when allocation of between 25-30% of the equity ownership in the Company is confirmed

The following table summarizes the differences between our existing shareholders and the new investors with respect to the number of ordinary shares, including Class A Ordinary Shares and Class B Ordinary Shares on an as-converted basis, the total consideration paid and the average price per Class A Ordinary Share paid at an initial public offering price of US$         (the midpoint of the estimated public offering price range) and before deducting estimated underwriting discounts, non-accountable expense allowance and other estimated offering expenses (assuming no exercise of the over-allotment option to purchase additional Class A Ordinary Shares).

	Ordinary Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount ($)	Percent	Amount ($)
Existing shareholders (Class A Ordinary Shares)		%	$	%	$
Existing shareholders (Class B Ordinary Shares)		%	$	%	$
New investors from the offering		%	$	%	$
Total		%		$100%

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have the standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States, and substantially all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the directors and executive officers of the Company and the auditors of the Company reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) was not obtained by fraud, and (vi) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under the civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law so long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts that has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States, or any state or territory of the United States, is enforceable in Singapore.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We were founded in 2009 by Mr. Then and Dr. Shiau (“Original Shareholders”) with the incorporation of ClearSK Medispa Pte Ltd, a Singapore company. Throughout the past 16 years, our main business has been the delivery of medi-aesthetics services (the “Clinic Business”). As our Clinic Business continued to grow, we started investing in real properties (the “Real Property Investments”) to diversify the risk of increasing rental expenses.

As of the date of this prospectus, our business has been carried out through 16 entities, 11 of which were operating entities of the Clinic Business, 5 of which were operating entities of a combination of the Clinic Business, Real Property Investments, and back-end accounting and administrative services provided to other entities (“Mixed Business and Back-End Entities”).

As set forth in a memorandum of understanding dated April 3, 2024 (the “MOU”), the Original Shareholders agreed with Mr. Wong, the sole shareholder of Shari Wellness, that Regenique Group Limited will acquire Shari Wellness along with the Licensed Technologies for the purpose of this offering. Shari Wellness is a Singapore company incorporated in 2013 by Mr. Wong. It is the licensee of the Licensed Technologies, which consist of the three bio-technology patents under the License Agreement and focuses on stem cell-based Regenerative Health & Aesthetics personalized treatments and bio-cosmeceuticals. See “Business” in this prospectus for more information. One of the terms set forth in the MOU was that the parties would conduct a series of related transactions for the purpose of this offering, or our Pre-IPO Restructuring. Pursuant to the terms of the MOU:

(1)    The allocation of between 25% and 30% of the equity ownership in the Company shall be agreed among the parties no later than the public filing of the registration statement on Form F-1, of which this prospectus is a part, at which time all of the rights attached to the ordinary shares shall vest immediately in their respective equity owners or be subject to any terms and conditions attached to such shares (“Vesting”); and

(2)    The remaining equity ownership in the Company shall be divided evenly between the Original Shareholders, on the one hand, and Mr. Wong, on the other.

The transactions of the Pre-IPO Restructuring that have been consummated as of the date of this prospectus are the following:

•        In November 2024, Regenique Group Limited was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company. The Original Shareholders were the registered holders of ordinary shares representing 50% of the issued share capital of the Company, and the remaining 50% was held by Mr. Wong.

•        The Original Shareholders and Mr. Wong entered into an agreement dated November 13, 2024 (the “Allocation Agreement”), stipulating that the rights attached to the ordinary shares of the Company shall be allocated as follows:

(1)    Legal Title.    Until Vesting, the Original Shareholders and Mr. Wong shall hold the respective ordinary shares registered under their names for the benefit of the equity owners of the Company at Vesting and be subject to the other terms set out in the Allocation Agreement. The Original Shareholders shall act in concert in their voting and disposition of their shares in the Company at all relevant times.

(2)    Voting Rights.    Until the acquisition of Shari Wellness is completed, the Original Shareholders shall have 51% of the total voting power in the election of directors at general meetings of the Company, and the remaining 49% shall be held by Mr. Wong.

(3)    Right of Disposition.    Each of the Original Shareholders and Mr. Wong shall not dispose the ordinary shares without the consent of the other parties.

(4)    Economic Interests.    Until Vesting, the Original Shareholders shall maintain their full economic interests and control in the Clinic Business, and Mr. Wong shall maintain his full economic interests and control in Shari Wellness. The Company shall own and operate the Clinic Business and Shari Wellness based on the foregoing arrangement.

The parties also agreed that interests in any entities incorporated for the purpose of this offering and not wholly owned by the Company shall be allocated in the same.

•        On January 20, 2025, BioEsthetics Group Limited (“Intermediate Holdco”), was incorporated as a BVI exempted limited liability company with ownership mirroring the shareholding structure of the Company. Pursuant to the Allocation Agreement, the Original Shareholders and Mr. Wong hold the respective ordinary shares registered under their names for the benefit of the Company.

•        On February 21, 2025, the Original Shareholders transferred all of the shares in the entities solely operating the Clinic Business to Biogenisk, a Singapore company incorporated on January 20, 2025 as a holding company of the Clinic Business for the purpose of this offering, wholly owned by the Original Shareholders; concurrently with the share transfers, the Mixed Business and Back-End Entities transferred the Clinic Business to Biogenisk.

•        On February 25, 2025, the Original Shareholders and Mr. Wong entered into the Acquisition Agreement to confirm the acquisition of Shari Wellness by Intermediate Holdco based on the terms of the MOU, with such acquisition to be consummated upon the receipt of a valuation report on Shari Wellness with an appraised value reasonably satisfactory to the Original Shareholders. On the same date, the Original Shareholders transferred all of their ownership interests in Biogenisk to the Intermediate Holdco.

•        On April 16, 2025, the Original Shareholders and Mr. Wong transferred all of their ownership interests in Intermediate Holdco to the Company.

•        On July 2, 2025, Mr. Wong transferred all of his ownership interests in Shari Wellness to Intermediate Holdco pursuant to the Acquisition Agreement.

Our Corporate Structure

The following diagram illustrates our corporate structure at the commencement of the Pre-IPO Restructuring.

As of the date of this prospectus, the Company’s group structure is as follows:

The remaining transactions under the Pre-IPO Restructuring will consist of the following:

•        Vesting will occur, and the shareholdings of Mr. Wong, Mr. Then and Dr. Shiau will be reduced from 50%, 25% and 25% to            %,            % and            %, respectively.

Immediately upon completion of this offering, our corporate structure will be as follows (assuming no exercise of the over-allotment option by the underwriters):

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statement of comprehensive income for the year ended September 30, 2024 and the unaudited pro forma balance sheet as of September 30, 2024 (“Pro Forma Financial Information”) has been prepared on the basis set out in the notes below to illustrate the effect of the Acquisition. The Pro Forma Financial Information gives effect to the Acquisition as if the Acquisition had taken place on October 1, 2023. Shari Wellness Pte Ltd had a financial year end of September 30. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information.

On July 2, 2025, we completed our previously disclosed acquisition of Shari Wellness by our wholly-owned subsidiary, BioEsthetics Group Limited, for US$21.624 million (S$27.737 million).

The Pro Forma Financial Information presented below has been prepared in accordance with Article 11 of Regulation S-X. The following Pro Forma Financial Information for the year ended September 30, 2024 gives effect to the Acquisition.

The assumptions and estimates underlying the adjustments to the Pro Forma Financial Information are described in the accompanying notes, which should be read together with the Pro Forma Financial Information.

The following Pro Forma Financial Information was prepared using the asset acquisition method of accounting under U.S. GAAP. For accounting purposes, the acquisition of Shari Wellness will be accounted for as an asset acquisition. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the set assets and activities, and any assumed liabilities is not a business. In connection with the Acquisition, substantially all the fair value is included in the acquired License Agreement and, as such, the acquisition will be treated as an asset acquisition.

The Pro Forma Financial Information is provided for informational purposes only and is not necessarily indicative of our results of operations that would have been realized had the Acquisition occurred as of the date indicated, nor is it meant to be indicative of any anticipated future results of operations that we will experience. The actual results of operations will differ, perhaps significantly, from the Pro Forma Financial Information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods from the Acquisition.

REGENIQUE GROUP LIMITED

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Year Ended September 30, 2024

	Regenique Group Limited	Shari Wellness Pte Ltd	Transactions accounting adjustment	Notes	Pro Forma Combined
	US$	US$	US$		US$
Revenue	10,479,000	45,418			10,524,418

Purchases and other direct costs	(960,989)	—			(960,989)
Depreciation and amortization	(538,000)	—			(538,000)
Employee benefits expenses(a)	(4,406,028)	—			(4,406,028)
Operating lease expenses	(1,170,275)	—			(1,170,275)
Other operating expenses	(1,017,742)	(29,002)			(1,046,744)

Income from operations	2,385,966	16,416			2,402,382

Other income:
Other income	280,928	66			280,994

Finance cost:
Interest expense	(26,111)	—			(26,111)

Profit before tax expense	2,640,783	16,482			2,657,265
Income tax expense	(197,222)	—			(197,222)
Net Income	2,443,561	16,482			2,460,043

Net income attributable to owners	2,223,587	16,482			2,240,069
Net income attributable to non-controlling interests	219,234	—			219,234
	2,443,561	16,482			2,460,043
Net income per share attributable to ordinary shareholders
Basic and diluted	111,179

Weighted average number of ordinary shares used in computing net income per share**
Basic and diluted	20

____________

**      Retroactively presented for the reorganization exercise described in Note 1 of the Combined Financial Statements.

(a):     Includes salaries

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2024

	Regenique Group Limited	Shari Wellness Pte Ltd	Transactions accounting adjustment	Notes	Pro Forma Combined
	US$	US$	US$		US$
ASSETS
Current assets
Cash and cash equivalents	1,312,365	42,594			1,354,959
Accounts receivable	2,439	—			2,439
Other current assets	322,847	—			322,847
Inventories	207,890	—			207,890
Amount due from a related party	75,592	—			75,592
Total current assets	1,921,133	42,594			1,963,727

Non-current assets
Intangible assets	3,118	—	21,593,208		21,596,326
Property and equipment, net	3,099,166	—			3,099,166
Right-of-use assets, net	1,530,329	—			1,530,329
Total non-current assets	4,632,613	—			26,225,821
TOTAL ASSETS	6,553,746	42,594			28,189,548

LIABILITIES
Current liabilities
Accounts payable	434,561	—			434,561
Accruals and other payables	319,894	—			319,894
Contract liabilities	2,678,681	—			2,678,681
Amount due to a director	4,754	11,839			16,593
Amount due to related parties	27,455	—			27,455
Bank loans	298,926	—			298,926
Lease liabilities	1,010,507	—			1,010,507
Income taxes payables	86,931	—			86,931
Total current liabilities	4,861,709	11,839			4,873,548

Non-current liabilities
Deferred tax liabilities	28,184	—			28,184
Provision for reinstatement	23,971	—			23,971
Lease liabilities	538,927	—			538,927
Bank loans	10,324	—			10,324
Total current liabilities	601,406	—			601,406
TOTAL LIABILITIES	5,463,115	11,839			5,474,954

Unaudited Pro Forma Condensed Combined Balance Sheet — (Continued)

As of September 30, 2024

	Regenique Group Limited	Shari Wellness Pte Ltd	Transactions accounting adjustment	Notes	Pro Forma Combined
	US$	US$	US$		US$
COMMITMENTS AND CONTINGENCIES	—	—			—
SHAREHOLDERS’ EQUITY
**Class A Ordinary shares, US$0.001 par value, 400,000,000 shares authorized, 20 shares issued and outstanding as of September 30,2023 and 2024 respectively	—	—			—
**Class B Ordinary shares, US$0.0001 par value, 100,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2022 and 2023 respectively	—	—			—
Additional paid in capital	1,057,256	77,936	21,623,963		22,681,219
Retained earnings	25,908	(47,180)			25,908
Total shareholders’ equity attributable to Regenique Group Limited	1,083,164	30,756			22,707,127
Non-controlling interest	7,467	—			7,467
Total shareholders’ equity	1,090,631	30,756			22,714,594
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,553,746	42,594			28,189,548

____________

*        Less than S$1

**      Retroactively presented for the reorganization exercise described in Note 1 of the Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.      Basis of Presentation

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The initial allocation of the consideration of US$21,623,963 (S$27,737,000) for the Acquisition in this Pro Forma Financial Information is based upon the purchase price allocation report dated May 27, 2025.

For the purposes of this pro forma analysis, the above purchase price has been allocate based on fair value of the assets and liabilities acquired as follows:

September 30, 2024
Pro Forma
US$
License Agreement	21,593,208
Cash	42,594
Amount due to director	(11,839)
Net assets acquired	21,623,963

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Summary Combined Financial And Operating Data” and our historical combined financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Special Note Regarding Forward-Looking Statements”, “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

Established in Singapore in 2009, we are a customer-centric, science-backed aesthetics services provider. Our services are rendered through five strategically located clinics staffed by experienced doctors and equipped with advanced medical devices. Our mission is to elevate the overall well-being of our customers by offering personalized anti-aging and longevity healthcare and aesthetics solutions. In the 16 years since the commencement of our business, we have served more than 300,000 customers. For the fiscal years ended September 30, 2023 and 2024, we recorded net income of S$2,779,363 and S$3,135,182 (US$2,443,561), respectively. Our operating cash flow in the same periods were S$2,224,293 and S$2,667,256 (US$2,078,859), respectively.

Our services can be classified into two categories: bio-regenerative treatments and medi-aesthetics treatments. Bio-regenerative treatments are generally marketed as aesthetics solutions at the forefront of our industry. They are grounded on the skin’s natural ability to regenerate and repair itself through the use of natural bio-cosmeceutical products, such as plant-based exosomes and stem cells, as skin boosters. Medi-aesthetics treatments are solutions delivered through the use of technologies that are regarded as the industry norm, including non-invasive procedures of laser and other energy treatments and minimally invasive procedures using botox and other chemical ingredients. For the fiscal years ended September 30, 2023 and 2024, we derived 39.2% and 43.0% of our revenue from medi-aesthetics treatments, and 60.8% and 57.0% of our revenue from bio-regenerative treatments, respectively. Our growth strategy is to expand our business in the bio-regenerative market through innovation.

We will seek to distinguish ourselves from competitors in this market using proprietary technologies developed by our exclusive business partner, Supergenics, who has granted us a license to use the Licensed Technologies in the APAC region. Pursuant to the License Agreement, we have an exclusive license to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance. Our goal is to build a unique brand for the business by positioning ourselves as an engineer capable of converting new bio-cosmeceutical technologies into a broad range of transformative, sustainable, and effective aesthetic solutions catered to different demographic groups. We will also seek to expand our geographical footprints to other countries in the APAC region through internal growth, strategic partnerships and acquisitions.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

Our ability to offer services and packages that meet customer expectations and market needs

Our ability to maintain and deliver services on our platform is primarily affected by the following factors:

•        our capacity to sustain a superior user experience and the high quality of services and products offered in both our bio-regenerative treatments and medi-aesthetics treatments segments;

•        the range of services we offer and their effectiveness in addressing our customers’ needs while meeting their expectations; and

•        our ability to adopt and integrate new technologies that enable us to offer a competitive service package, particularly in response to the growing demand for bio-regenerative and medi-aesthetic solutions.

Our ability to implement our growth strategies in an increasingly competitive market

Our business has become increasingly competitive in both the type and scale of operations. Our ability to successfully execute our plans, ranging from service package development and roll-out to marketing and branding, as well as ensuring ongoing compliance with relevant regulatory laws and requirements in Singapore and other jurisdictions where we may operate, will significantly influence our financial results and overall business performance.

Our ability to manage our cost effectively

We are exposed to the risks of rising business costs, including but not limited to materials and labor costs, particularly regarding remuneration and commissions to incentivize sales personnel in marketing treatment services. Managing these costs has become a priority, requiring us to source new suppliers offering more competitive ingredients and pricing our packages to include holistic services. Additionally, our business is impacted by labor shortages in the aesthetics industry and the inflation on salary and expenses generally.

Discussion of Combined Results of Operations for the fiscal years ended September 30, 2024 and 2023

The following table sets forth our summarized combined statement of operations data for the fiscal years ended September 30, 2024 and 2023 and the dollar and percentage change between the respective periods:

Fiscal Years Ended September 30, 2024 and 2023

	30.09.2023	30.09.2024	30.09.2024	% change
	S$	S$	US$
Revenue	12,724,573	13,444,958	10,479,000	5.7%
Purchases and other direct costs	(1,345,490)	(1,232,982)	(960,989)	-8.4%
Depreciation and amortization	(396,806)	(690,275)	(538,000)	74.0%
Employee benefits expenses	(5,226,801)	(5,653,103)	(4,406,028)	8.2%
Operating lease expenses	(1,340,354)	(1,501,508)	(1,170,275)	12.0%
Other operating expenses	(1,493,673)	(1,305,802)	(1,017,742)	-12.6%
Income from operation	2,921,449	3,061,285	2,385,966	4.8%

Other income:
Other income	253,415	360,442	280,928	42.2%

Finance cost
Interest expenses	(31,362)	(33,502)	(26,111)	6.8%
Profit before tax expense	3,143,502	3,388,225	2,640,783	7.8%
Income tax expense	(364,139)	(253,043)	(197,222)	-30.5%
Net income	2,779,363	3,135,182	2,443,561	12.8%

Revenue

Our revenue is derived from the provision of bio-regenerative treatments and medi-aesthetic treatments. While these two treatment categories are analyzed separately, it is essential to highlight that, in practice, they complement one another, driving enhanced outcomes through synergistic effects.

Our total revenue increased by 5.7% from S$12.7 million for the fiscal year ended September 30, 2023 to S$13.4 million (US$10.5 million) for the fiscal year ended September 30, 2024. The increase was primarily due to the increased revenue contribution from a 29.8% increase in estimated customer visits, from 15,302 customer visits for the fiscal year ended September 30, 2023 to 19,864 customer visits for the fiscal year ended September 30, 2024. While customer visits increased, this growth was partially offset by our more competitive pricing on the treatment packages. This competition was not only from new market entrants but also from the medi-aesthetics treatments segment when the price competition intensified.

Additionally, most science-backed aesthetics treatments approved by the Singapore Health Sciences Authority (“HSA”) as medical equipment were introduced over six years ago (in 2018/2019) and are now in the mature phase of their product lifecycle, leading to diminishing contribution margins. As treatments mature, competition intensifies, and fixed costs associated with equipment become more significant. This highlights the need for greater sensitivity to the market dynamics and operational efficiency by offering more competitive pricing for the treatments. While the bio-regenerative treatment segment faces less competition, we are already positioned more strongly than our competitors given our market experience, allowing us to capture a growing share of the market.

Purchases and other direct costs

Due to the varying costs of materials across different treatments, the purchases and other direct costs include both treatment ingredient costs such as botox, dermal filler, exosome, and clinical supplies costs such as gloves, sanitizers, disposable masks, and needles. Generally, the treatment ingredients costs are relatively insignificant in relation to the overall sales price. The primary costs, however, are driven by staffing costs, which comprise of salaries and benefits.

The purchases and other direct costs decreased by approximately 8.4% from S$1.3 million for the fiscal year ended September 30, 2023 to approximately S$1.2 million (US$1.0 million) for the fiscal year ended September 30, 2024. The decrease was primarily because we sold and serviced a higher proportion of equipment-based energy treatments that did not require significant treatment ingredient consumption. However, the reduction in treatment ingredient costs was partially offset by an increase in depreciation costs, driven by the resumption of substantial capital expenditures to purchase new equipment, following a hiatus during the pandemic. This new equipment has allowed us to generate revenue from treatments such as EMFace Lift (one of our non-invasive facial rejuvenation treatments) and Sylfirm-X Microneedle radiofrequency (“RF”) (an advanced microneedling system that combines RF energy with dual-wave technology to deliver precise thermal stimulation through ultra-fine needles), which require insignificant material costs.

Depreciation and amortization expenses

Depreciation increased by 74.0%, from approximately S$0.4 million for the fiscal year ended September 30, 2023, to S$0.7 million (US$0.5 million) for the fiscal year ended September 30, 2024. This increase was primarily due to higher capital expenditures, including the purchase of new equipment and the upgrade or repair of older equipment. Our capital expenditures investment resumed in late 2023, after being postponed or minimized following the pandemic. Our equipment has an expected useful life of 7 years and is depreciated on a straight-line basis.

Employee benefits expenses

Employee benefits expenses increased by approximately 8.2% from S$5.2 million for the fiscal year ended September 30, 2023 to approximately S$5.7 million (US$4.4 million) for the fiscal year ended September 30, 2024. Under employee benefits expenses, salaries, commissions and benefits to employees are the largest proportion. The increase was primarily driven by a rise in staffing, from 57 employees as of September 30, 2023 to 67 employees as of September 30, 2024, to meet the growing demands of our clinic chain department and regional business development department.

On the other hand, our business is affected by the ongoing shortage of doctors, coupled with rising doctor fees and commission rates. To mitigate the impact of potential staff turnover and protect the interests of our business, we have implemented a non-compete clause in our contracts with doctors. This clause prevents them from working with our competitors for a specified period and within a defined region after leaving our employment, helping safeguard our proprietary knowledge and client relationships.

Operating lease expenses

Operating lease expenses consist of the rental lease amounts of our 5 clinics, office space and warehouses. The rental leases are generally renewable every 3 years. We have witnessed an increase of rental for clinic usage generally for the fiscal years ended September 30, 2023 and 2024. The operating lease expenses increased by approximately 12% from approximately S$1.3 million for the fiscal year ended September 30, 2023 to approximately S$1.5 million (US$1.2 million) for the fiscal year ended September 30, 2024. We foresee an increase in rental lease amount in the coming years due to a gradual increase in the interest rate in the current market.

Other operating expenses

Other operating expenses consist of general administrative cost, marketing and services expenses. Services expenses include maintenance costs of clinics. The other operating expenses decreased by 12.6% from S$1.5 million for the fiscal year ended September 30, 2023 to approximately S$1.3 million (US$1.0 million) for the fiscal year ended September 30, 2024. This decrease was primarily due to better control of staffing and cost saving initiatives within our operations.

Income from operations

Income from operations increased by 4.8% from approximately S$3.0 million for the fiscal year ended September 30, 2023 to approximately S$3.1 million (US$2.4 million) for the fiscal year ended September 30, 2024. This increase was primarily due to better control of staffing expenses and increase in our revenue. Going forward, we expect our revenue to continue to grow from both bio-regenerative treatment and medi-aesthetics treatment segments but income from operations to be eroded by price competition and increase in cost of operation in general.

Other income

Other income increased by approximately 42.2% from approximately S$0.3 million for the fiscal year ended September 30, 2023 to approximately S$0.4 million (US$0.3 million) for the fiscal year ended September 30, 2024. The increase was primarily due to the increase in the interest income from bank deposits, increase in the government grants.

Interest expense

Interest expense decreased by approximately 6.8% from S$31,362 for the fiscal year ended September 30, 2023 to S$33,502 (US$26,111) for the fiscal year ended September 30, 2024. The decrease was primarily due to the decrease in interest payments to the bank loans and decrease in interest expenses from hire purchases.

Income tax expense

Income tax expense decreased by 30.5% from approximately S$0.4 million for the fiscal year ended September 30, 2023 to approximately S$0.3 million (US$0.2 million) for the fiscal year ended September 30, 2024. The decrease was primarily due to write back of prior year over provision of income tax arising from tax rebate announced by the Singapore Government.

Net Profit After Tax

As a result of the foregoing, our net profit after tax increased by 12.8% from approximately S$2.8 million for the fiscal year ended September 30, 2023 to approximately S$3.1 million (US$2.4 million) for the fiscal year ended September 30, 2024.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through proceeds received from shareholder loan (see the section headed “Index to Financial Statements” in the prospectus for further details) and payments received from our customers. As of September 30, 2024, our principal sources of liquidity were cash and cash equivalents of approximately S$1.7 million (US$1.3 million).

We believe that our existing sources of liquidity, along with cash expected to be generated from sales and services, will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months from the issuance of the financial statements included elsewhere in this prospectus. In the event we are unable to achieve profitable operations in the near term, we may require additional equity and/or debt financing; however, we cannot provide assurance that such financing will be available to us on favorable terms, or at all.

Our primary uses of cash have been used in the furtherance of growing our business, development of operations, establishing our staffing and investment in our technology platform. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

•        A substantial increase in working capital requirements to finance our operations;

•        Addition of administrative and professional personnel as our business continues to grow;

•        The preparatory costs for the offering; and

•        Payments for seeking and securing quality staffing personnel.

The following table presents a summary of our cash flow activity for the periods set forth below:

Combined Statements of Cash Flows Data:	Fiscal Year Ended September 30, 2023	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2024	% Change
	S$	S$	US$
Net cash provided by operating activities	2,224,293	2,667,256	2,078,859	19.9%
Net cash used in investing activities	(949,733)	(2,682,747)	(2,090,932)	182.5%
Net cash (used in) provided by financing activities	(5,156,732)	87,923	68,527	(101.7)%
Total	(3,882,172)	72,432	56,453	(101.9)%

Cash Flow Activities for the fiscal years ended September 30, 2024 and 2023

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 19.9% from approximately S$2.2 million for the fiscal year ended September 30, 2023, to S$2.7 million (US$2.0 million) for the fiscal year ended September 30, 2024.

For the fiscal year ended September 30, 2024, we recognized net profit after income tax of approximately S$3.1 million (US$2.4 million) adjusted for non-cash items which included operating lease expenses, depreciation of property and equipment, gain on disposal of plant and equipment, and interest expenses totaling approximately S$2.2 million (US$1.7 million). This was offset against net cash outflow arising from the net change in operating assets and liabilities of approximately S$2.7 million (US$2.1 million).

For the fiscal year ended September 30, 2023, we recognized net profit after income tax of approximately S$2.8 million, adjusted for non-cash items which included operating lease expenses, depreciation of property and equipment, gain on disposal of plant and equipment, and interest expenses totaling approximately S$1.8 million. This was offset against net cash outflow arising from the net change in operating assets and liabilities of approximately S$2.3 million.

Net Cash Used in Investing Activities

Cash used in investing activities was approximately S$2.7 million (US$2.1 million) for the fiscal year ended September 30, 2024, which primarily consisted of purchase of property and equipment.

Cash used in investing activities was approximately S$0.9 million for the fiscal year ended September 30, 2023, which primarily consisted of purchase of property and equipment.

Net Cash (Used in) Provided by Financing Activities

Cash provided by financing activities for the fiscal year ended September 30, 2024 was approximately S$87,923 (US$68,527) which primarily consisted of net receipts from shareholders of approximately S$0.9 million (US$0.7 million), repayment of the working capital loan of approximately S$0.4 million (US$0.3 million) and dividends of approximately S$0.3 million (US$0.2 million).

Cash used in financing activities for the fiscal year ended September 30, 2023 was approximately S$5.2 million, which primarily consisted of dividends of approximately S$1.7 million, net advances to shareholders of approximately S$2.9 million and repayment of working capital loan of approximately S$0.5 million.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Capital Expenditures

Our capital expenditures amounted to S$1.0 million (US$0.7 million) and S$2.6 million for the fiscal years ended September 30, 2024 and 2023, respectively. Our historical capital expenditures are primarily related to our equipment. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness

The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of September 30, 2024 and 2023:

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Current maturities of long-term liabilities
Bank loans	406,480	383,534	298,926
Long-term liabilities – net of current maturities
Bank loans	396,712	13,246	10,324
Total	803,192	396,780	309,250

The current loans from United Overseas Bank Limited are for our working capital. The interest is at 3% annually. We are not required to use the loan for other operational requirements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of September 30, 2024:

(S$)	Payments Due by Period
	Total	Less than 1 year	1 – 5 years	More than 5 years
Bank loans	396,780	383,534	13,246	—
Lease liabilities	2,082,468	1,368,803	713,665	—
Operating lease commitments	127,605	54,512	73,093	—
Total contractual obligations	2,606,853	1,806,849	800,004	—

____________

Notes

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Income taxes

We are currently subject to income taxes in Singapore. Our effective tax rates could be affected by numerous factors, such as changes in our business operations and reorganisations, investments, entry into new businesses and geographies, intercompany transactions, changes in the laws, regulations, administrative practices, principles, and interpretations related to tax.

We regularly assess the impact of any new tax regulations which affect our income tax provisions. The existing tax positions are derived on the basis where operating revenue and cost are recognized by the respective types of treatments and sub-specialization by doctors operating in 5 clinics. These operating revenue and cost are recorded across 15 individual entities. We have assessed that our organizational structure is in compliance with local regulations and whilst there are no ongoing audits nor investigations against the Company. Nonetheless, in the event where the local tax regulator disputes with the Company’s current tax position, the final outcome of any tax audit could be materially different from our historical income tax provisions and accruals.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the weighted average principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. The inventories primarily consist of consumables such as injectables, threads, fillers and consumable tips. Generally, these items are not held for sale but are essential in delivering the services to the customers.

Although we do not resell these consumables, we evaluate our inventory for potential impairment or obsolescence at each reporting date. We assess their net realizable value by reference to their utility in delivering services, taking into account the likelihood of usage, expiry profiles, and market availability of substitutes. This assessment involves management judgment and includes consideration of factors such as anticipated future service volumes, shelf life and expiration dates, changes in treatment protocols, and regulatory developments.

Write-downs of inventory to net realizable value are recognized as a component of cost of services in the consolidated statements of operations. If actual conditions differ materially from our estimates and assumptions, we may be required to record additional write-downs or inventory-related charges, which could adversely affect our gross margin and operating results.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. We capitalize expenditures that materially increase the useful life or productivity of the related asset, while routine maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or the lease term if shorter. The estimated useful lives of our property and equipment categories are as follows:

Asset Category	Estimated Useful Life
Property	Remaining lease term of 63 years
Clinic equipment	7 years
Clinic tools	2 years
IT equipment	5 years
Machine component	5 years
Furniture and fittings	5 years
Office equipment	5 years
Motor vehicles	5 years
Renovation	5 years

Management reviews the appropriateness of the estimated useful lives and residual values of property and equipment on an ongoing basis and adjusts them when facts and circumstances indicate a change is warranted. This assessment involves judgment and is based on a number of factors, including historical asset usage, expected future use, physical wear and tear, technological developments, and changes in business strategy or operations.

We also evaluate property and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators exist, we assess the recoverability of the asset by comparing the carrying amount to the expected undiscounted future cash flows. If the carrying amount exceeds the estimated future cash flows, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value.

Changes in the expected use of certain equipment, shifts in operational footprint, or cost-saving initiatives that reduce asset utility may trigger impairment or require revision of estimated useful lives. Any such adjustments could have a material effect on our depreciation expense and results of operations in the periods in which they are recognized.

MARKET AND INDUSTRY DATA

We obtained the market and industry data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from the assumptions and estimates made by the independent parties or us. We understand that the Company would be liable for the information included in this prospectus if any part of the information was incorrect, misleading or imprecise to a material extent.

INDUSTRY OVERVIEW

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Medi-Aesthetics Health Industries

Medi-aesthetics market has been growing and is projected to increase even more in the future.

Medi-aesthetics is a growing market. The APAC medi-aesthetics market is witnessing a significant trend toward non-surgical cosmetic procedures, driven by advancements in technology, minimal recovery times, and increasing consumer preference for less invasive treatments. The growth in the Singapore medi-aesthetics market is driven by the expanding presence of medical spas, dermatology clinics and cosmetic centers as primary service provider in the region, and a rising demand for anti-aging and skin rejuvenation treatments.

Driven by increasing disposable income, medical tourism and a strong regulatory framework, Singapore is a steadily growing, regional hub for medi-aesthetics medicine, with a high concentration of clinics offering advanced treatments. According to the Ministry of Health, the number of licensed providers offering aesthetics services increased at an average of about 40 a year between 2020 and 2023. By the end of 2023, there were over 700 licensed providers in Singapore providing aesthetic services, making up about 14.5% of all licensed healthcare, medical and dental service providers in Singapore (https://www.channelnewsasia.com/today/ground-up/youths-seniors-embracing-aesthetics-boom-4635091, accessed on July 3, 2025).

Shift toward non-invasive procedures

There has been a shift towards non-invasive medi-aesthetics procedures in recent years, driven by the growing demand for treatments that offer minimal downtime and deliver natural-looking results. Consumers are increasingly seeking aesthetic solutions that do not require extensive recovery time or surgical interventions, making non-invasive procedures more appealing. These treatments cater to individuals with busy lifestyles who want to enhance their appearance without the disruption of prolonged healing periods or visible signs of recovery.

Technological advancements in the field of medi-aesthetics have played a key role in this shift, offering more effective, less invasive alternatives to traditional surgical methods. Procedures such as botox, dermal fillers, chemical peels, laser therapies, and high-intensity focused ultrasound (“HIFU”) (a non-invasive technology that uses concentrated ultrasound energy to heat targeted tissue layers deep beneath the skin, triggering collagen production and tissue tightening without damaging the surface) are gaining popularity due to their ability to deliver impressive results with minimal discomfort and very short downtime. These treatments are designed to target specific concerns such as wrinkles, skin texture, and volume loss, often requiring only a few days to a week for full recovery, compared to weeks or months associated with invasive surgeries.

The appeal of non-invasive treatments lies not only in their convenience but also in the natural-looking outcomes they provide. Customers are opting for subtle enhancements rather than dramatic changes, preferring results that refresh and rejuvenate their appearance without altering their facial features significantly. This trend reflects a broader cultural shift towards self-care and enhancing natural beauty, as individuals prioritize wellness and long-term skin health over more invasive, temporary solutions.

There is a shift in demographic of those who seek medi-aesthetics and regenerative aesthetics procedures and these are markets with growth potential.

Traditionally, the medi-aesthetics market was one mainly targeted towards females and older individuals, but there is now a shift in the demographic, where more men and younger people are also seeking medi-aesthetic procedures and products. For younger people, ‘prejuvenation’ has been gaining popularity recently.

Key trends include increasing social acceptance of men investing in their appearance, with a 70% rise in men’s aesthetics treatments since 2021, according to British College of Aesthetic Medicine (https://www.pblmagazine.co.uk/news/mens-aesthetic-treatments-see-70-increase, accessed on April 15, 2025). Men are particularly drawn to minimally invasive procedures that offer minimal downtime. Anti-aging treatments are a dominant segment, driven by concerns over visible signs of aging. Social media plays a significant role, with 74% of facial plastic surgeons reporting more patients seeking procedures to enhance their appearance in selfies and posts, according to American Academy of Facial Plastic and Reconstructive Surgery (AAFPRS) (https://www.aafprs.org/Media/Press_Releases/Selfies%20Endure%20February%2027,%202020.aspx, accessed on April 15, 2025). Technological advancements, including AI-assisted body contouring and HIFU devices, are further fueling market growth. Changing perceptions of masculinity are encouraging men to explore a wider range of aesthetics treatments.

Additionally, there is a rise in tailored skincare and grooming products suited for men, and a focus on maintaining a youthful appearance in the competitive workforce.

According to Coherent Market Insights (2025), growth in the alopecia treatment hair loss market was driven by the high prevalence of androgenetic alopecia — condition characterized by progressive hair thinning and loss — in China, Japan and India, with a rising demand for organic and non-invasive treatments, such as an uptake of exosome serums and regenerative procedures. According to Spherical Insights (November 2024), 44% of Singaporeans cited hair loss as their top concern, with male pattern baldness affecting up to 63% of men. There is an increase in the uptake of advanced modern treatments such as platelet-rich plasma therapy, exosome-based serums, and laser treatments to treat hair loss (https://www.sphericalinsights.com/reports/singapore-alopecia-therapeutics-market, accessed on June 26, 2025).

These trends reflect a broader cultural shift towards self-care and beauty for men, challenging traditional masculinity and driving innovation in the male aesthetics market.

In 2022, 27% of US patients receiving botox were 34 or younger, compared with 21% in 2015, according to survey data from the American Academy of Facial Plastic and Reconstructive Surgery (A Look Inside Gen Z’s “prejuvenation” Habit, https://www.mckinsey.com/~/media/mckinsey/email/genz/2023/05/2023-05-30b.html, accessed on April 15, 2025).

Prejuvenation, a proactive approach to skincare and anti-aging, is gaining popularity, particularly among younger generations like Millennials and Gen Z individuals, influenced by social media and who are taking a greater interest in beauty treatments and aesthetics procedures. According to Aesthetic Surgery Journal, many seek to maintain their youthful look, resulting in increasing interest towards prejuvenation. Key trends in prejuvenation include early intervention, with many starting preventative treatments in their 20s and 30s, before visible signs of aging appear. There is also a growing preference for non-invasive procedures such as neuromodulators (substances that alter nerve signal transmission, either by enhancing or inhibiting communication between neurons), dermal fillers, and laser treatments, which offer minimal downtime. Customized skincare routines, often incorporating sunscreen, antioxidants, retinoids (vitamin A-derived compounds that play a key role in regulating skin cell growth, differentiation and turnover), and moisturizers, are a core component of prejuvenation.

Prejuvenation focuses on a holistic approach, combining skincare, cosmetic procedures, and lifestyle factors to prevent aging signs. Technology-driven treatments like Clear + Brilliant lasers and Sofwave are gaining popularity, riding the trend of prejuvenation. According to Business Research Insight (2025), the global skin rejuvenation market, including prejuvenation, is expected to grow significantly, reaching US$4.02 billion by 2032. Prejuvenation focuses on achieving natural-looking results, subtly enhancing a youthful appearance without dramatic changes. Additionally, the use of antioxidants like vitamin C and niacinamide is becoming central to routines, and facial injectables are increasingly used preventatively, especially among those under 30.

Regenerative Aesthetics Health Industry Overview

The regenerative aesthetics business is also a rising market. The market is propelled by an increasing demand for natural, minimally invasive solutions in skin rejuvenation. As awareness of regenerative medicine grows among consumers, there is a burgeoning market for exosome-based aesthetics products anticipated to expand swiftly, according to Insight Ace’s Regenerative Aesthetics Exosome Products Market Top Players Analysis Report (2025).

In particular, APAC represents a significant portion of the global regenerative medicine market, and its growth rate surpasses the global average, highlighting the region’s pivotal role in the future of regenerative medicine. According to Market Data Forecast (2024), the APAC market accounts for about 8.88% of the global regenerative medicine market as of 2024, accounting for US$2.86 billion out of US$32.19 billion.

Cell therapies are expected to lead the APAC regenerative medicine market

The Southeast Asian region is experiencing rapid growth in stem cell therapies, driven by increasing investments in healthcare infrastructure and heightened awareness of regenerative medicine. Countries such as Singapore, Malaysia, and Thailand are at the forefront of this growth, with significant advancements in stem cell research and clinical applications.

Singapore, with its robust biomedical sector and favorable regulatory environment, is emerging as a key hub for stem cell research and commercialization. The country’s strong support for innovative medical technologies has made it an attractive destination for stem cell research and development. Similarly, Malaysia is contributing to the growth of the biopharma industry in Southeast Asia, playing a pivotal role in advancing global biopharmaceutical developments. Malaysia is also notable for being one of the first ASEAN countries to regulate cell and gene therapy products, which underscores its commitment to establishing a structured regulatory framework for these cutting-edge therapies.

As a result of these developments, Southeast Asia is expected to capture approximately 25% of the market share in the APAC stem cell therapies market, according to Credence Research (2024). The combination of regulatory support, healthcare advancements, and growing public awareness is positioning the region as a key player in the global regenerative medicine landscape.

Growing market for stem cell biotechnology

WJ-MSCs are gaining attention for their high proliferation rates, immunosuppressive (i.e. reducing immune activity) properties, and therapeutic potential. They are being used in medi-aesthetics treatments for skin rejuvenation, improving elasticity, reducing wrinkles, and enhancing texture by promoting collagen production. WJ-MSCs also aid in wound healing by accelerating closure, neovascularization (a process of formation of new blood vessels), and reducing inflammation.

In anti-aging treatments, WJ-MSCs protect against UV-induced damage and stimulate tissue regeneration. Their potential for hair restoration is being explored, focusing on stimulating hair follicle regeneration. Additionally, WJ-MSCs are showing promise in reducing scars and improving the appearance of existing ones. Research is highlighting the paracrine effects (the way cells communicate by releasing signalling molecules that act on nearby cells to influence their behavior without direct contact) of WJ-MSCs, which enhance healing through the secretion of bioactive molecules, and the use of WJ-MSC-derived exosomes as an alternative to direct cell therapy.

Combination therapies involving WJ-MSCs and technologies like decellularized amniotic membranes (membranes that are derived from the innermost layer of placenta) are being explored to improve skin treatments. However, regulatory challenges remain as many WJ-MSC treatments are still experimental. Despite this, WJ-MSCs have a better safety profile compared to adult-derived mesenchymal stem cells (“MSCs”), making them suitable for autologous (when cells, tissues, or biological materials are sourced from and used in the same individual) and allogeneic (when cells or tissues are sourced from a genetically different donor of the same species) transplantations. These trends highlight the growing potential of WJ-MSCs in medical aesthetics, with continued research needed for safe, effective clinical applications.

Stem Cells

Stem cells are the foundation cells for every organ and tissue in our bodies. The highly specialized cells that make up these tissues originally came from an initial pool of stem cells formed shortly after fertilization. Throughout our lives, we continue to rely on stem cells to replace injured tissues and cells that are lost every day, such as those in our skin, hair, blood and the lining of our gut.

There are three main types of stem cells:

•        Embryonic stem cells (ESCs):    These are stem cells derived from the inner cell mass of a blastocyst (a stage of the embryo three to five days following fertilization and prior to implantation). ESCs are pluripotent, meaning they can differentiate into all cell types and organs, such as the heart, lung, skin, sperm, eggs and other tissues

•        Adult stem cells (ASCs):    These are undifferentiated cells found living within specific differentiated tissues in our bodies that can renew themselves or generate new cells that can replenish dead or damaged tissue. ASCs are multipotent, meaning they can differentiate into only a limited range of cell types. ASCs can be further classified based on their source: hematopoietic (blood) stem cells (the foundational cells in bone marrow (soft tissue found in the bones) responsible for producing all types of blood and immune cells), MSCs, neural stem cells (multipotent cells found in the brain and spinal cord that are currently being explored for aesthetics application, such as skin rejuvenation, by enhancing cellular communication and promoting collagen synthesis, etc.), epithelial stem cells (stem cells that continuously regenerate and maintain the epithelial barrier by producing new cells to replace those lost through wear or injury) and skin stem cells

•        Induced pluripotent stem cells (iPSCs):    These are non-reproductive (somatic) ASCs that have been reprogrammed genetically to assume a stem cell-like state (pluripotent state, which refers to the stem cell’s ability to differentiate into nearly all cell types in the body, excluding only extra-embryonic tissues), offering a versatile platform for research and therapy.

Use of Stem Cells in Regenerative Medicine

Given their unique regenerative abilities, stem cells offer new potentials for treating diseases such as diabetes, leukemia and heart disease. Scientists are using stem cells in the laboratory to screen new drugs and to study and identify the causes of birth defects. Much work remains to be done to understand how to use these cells for cell-based therapies to treat disease, which is also referred to as regenerative or reparative medicine.

Some stem cells, such as the adult bone marrow or peripheral blood stem cells (stem cells that circulate in the bloodstream, which are being explored for regenerative therapy applications, such as reducing inflammation), have been used in clinical therapies for over 40 years, such as stem cell transplants for blood disorders such as leukemia and lymphoma, amongst many others. Other examples of stem cell therapies approved for clinical use include the use of ESCs to treat cartilage defects in the United States, MSCs, a type of ASCs, to treat spinal cord injury in Japan and hematopoietic stem cells, another type of ASCs, to treat graft-versus-host disease in Canada. Several therapies using neural stem cells to treat neuronal damage/disease are at the clinical trial stage. There were side effects accompanying these studies and further investigation is warranted. Although there is much research to be conducted in the future, these studies give us hope for the future of therapeutics with stem cell research.

Below is a comparison of the pros and cons of using different types of stem cells — ASCs, ESCs and iPSCs — in stem cell technology:

	Adult Stem Cells (ASCs)	Embryonic Stem Cells (ESCs)	Induced Pluripotent Stem Cells (iPSCs)
Pros

Trans differentiate and reprogramming of these cells is possible but is not well studied

Thought to be less likely to be rejected if used in transplants

Success has already been demonstrated in various clinical applications

Can maintain and grow for
1 year or more in culture

Established protocols for maintenance in culture

ESCs are pluripotent cells that can generate most cell types

By studying ESCs, more can be learned about the process of development

Abundant somatic cells of donor can be used

Issues of histocompatibility with donor/recipient transplants can be avoided

Very useful for drug development and developmental studies

Information learned from the “reprogramming” process may be transferable for in vivo therapies to reprogram damaged or diseased cells/tissues

Cons

Limitations on ASC ability to differentiate are still uncertain; currently thought to be multi or unipotent. Cannot be grown for long periods of time in culture

Usually a very small number in each tissue making them difficult to find and purify Currently there is no technology available to generate large quantities of stem cells in culture

Process to generate ESC lines is inefficient

Unsure whether they would be rejected if used in transplants.

Therapies using ESC avenues are largely new and much more research and testing is needed

If used directly from the ESC undifferentiated culture prep for tissue transplants, they can cause tumors (teratomas) or cancer development

Methods for ensured reproducibility and maintenance, as differentiated tissues are not certain.

Viruses are currently used to introduce embryonic genes and has been shown to cause cancers in mouse studies

Ethical Concerns	No major ethical concerns have been raised	To acquire the inner cell mass the embryo is destroyed Risk to female donors being consented	iPS cells have the potential to become embryos if exposed to the right conditions

Source: University of Nebraska Medical Center, https://www.unmc.edu/stemcells/stemcells/, accessed on 1 April 2025

Use of MSCs in Aesthetic Treatments

MSCs are non-haematopoietic (do not originate from the blood-forming lineage), multipotent stem cells with the capacity to differentiate into mesodermal lineage (which is essential in regeneration and aesthetic skin and hair treatments). They are a type of ASCs and usually reside in the bone marrow stroma (the supportive tissues within the bone marrow to support blood cell production), and to a lesser extent, in adipose (specialized connective tissue composed mainly of fat-storing cells), liver, spleen, peripheral blood, umbilical cord blood, and other mesenchymal tissues. There are several types of MSCs according to their location in the body and their origin, including those found in the bone marrow (BM-MSCs), adipose tissue, commonly known as body fat (AT-MSCs) and from umbilical cord (WJ-MSCs).

MSCs are a critical raw material for many regenerative medicine products, including cell-based therapies, engineered tissues, or aesthetic treatments and products. MSCs modulate the host immune systems by secreting various trophic (or growth) factors. Studies have shown that they can reduce inflammation, promote angiogenesis (formation of new blood vessels), and prevent apoptosis (programmed cell death) and fibrosis (excessive tissue repair leading to scar tissue). Additionally, they stimulate local stem cells to develop new tissue. Animal experiments have confirmed that intracutaneous injection (a technique that delivers small doses of active ingredients directly into the skin) of stem cells or smearing stem cell culture medium outside the skin can stimulate hair follicle growth. Other possible uses include wrinkle removal (through improving the synthesis speed and number of fibroblasts (essential connective tissue cells responsible for producing and maintaining the extracellular matrix, particularly collagen and elastin, which give skin its strength and elasticity)) and skin whitening (through inhibiting enzymes that contribute to the generation of melanin (natural pigment produced in the skin, hair, and eyes, playing a vital role in determining color and protecting tissues from harmful ultraviolet (UV) radiation)).

We utilize WJ-MSCs sourced from umbilical cord instead of other MSCs sourced from bone marrow or fat as WJ-MSCs can be collected non-invasively and ethically from the umbilical cord which is typically discarded as medical waste after childbirth. AT-MSCs and BM-MSCS are collected typically through liposuction and bone marrow aspiration, respectively, which are invasive procedures. Compared to MSCs sourced from bone marrow or fat, WJ-MSCs are younger, exhibit higher growth potential and demonstrate a lower risk of immune rejection. They are also biologically distinct from other MSCs in their youthful profile and strong regenerative signaling through a richer mix of biological signals. Secretome in WJ-MSCs are particularly rich in growth factors, cytokines (small proteins secreted by cells that act as messengers to regulate immune responses, inflammation, and tissue repair) and extracellular vesicles, and increasingly used in cell-free therapies to rejuvenate skin, reduce inflammation and promote scarless healing. Its high proliferation rate and low immunogenicity places WJ-MSCs at the forefront of next-generation regenerative and aesthetics application.

MSC
TSG-6, STC1,
IL-4/-10, CCL20 ...
secretome e.g.
cytokines, chemokines,
growth factors and
extracellular vesicles
specific differentiation
cocktails
Reduce Inflammation
Self Renewal
(in vivo)
IDO, IL-6, PGE2 ...
VEGF, FGF-2, HGF, IGF-1,
CXCL12 ...
niche molecules,
MMP1/1/9
in vivo - stimulate local stem
cells to regenerate new tissue
in vitro - differentiate into
multiple tissues
Modulate Immune Cells
bone
cartilage
fat
Fight Apoptosis and Fibrosis
Improve Angiogenesis
Regenerate Tissue

Source: Stem Cells Therapy Malaysia, https://www.facebook.com/100047209814359/posts/1158034169113566/?mibextid=rS40aB7S9Ucbxw6v, accessed on 1 April 2025.

OUR LICENSED STEM CELL TECHNOLOGIES

Overview

This section describes the patents licensed to us by Supergenics, a related party of the Company, under the License Agreement. We do not engage in scientific research and have limited knowledge and experience in the underlying science of the Licensed Technologies. Achieving the commercial objectives described below would require the support of Supergenics, as the use of the Licensed Technologies in our range of target products and treatment ingredients would entail tacit knowledge and know-how accumulated during the development stage of the patents. Further, scientific and technological advancement in the use of stem cells for aesthetic and therapeutic purposes is complex, and the effectiveness of many of these procedures and products have not been conclusively proven. Stem cell technology involves the use of therapeutic tools developed by modifying and engineering stem cells for a variety of applications in the health industry, ranging from regenerative medicine to drug discovery. It is a key area within biotechnology, a field that uses living organisms, cells, and biological processes to develop products and technologies for various applications, particularly in areas like health, agriculture, industry, and environmental management.

On August 18, 2024, Supergenics, a related party, granted us a license to use the Licensed Technologies in the APAC region. Pursuant to the License Agreement, we have an exclusive license to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance. For more information, please refer to the section titled “Business — Our Future Business Activities” below.

All Malaysia patents are filed and protected under the Patent Cooperation Treaty (PCT). We are able to seek patent protection in 158 countries, including Malaysia, by filing a single international patent application.

Our Licensed Stem Cell Technologies

The three licenses (one awaiting grant issuance in 2030) give us the know-how and legal right to identify stem cells and to extract and proliferate MJ-MSC.

Stem Cell Gene Testing: Identification of Stem Cells

Patent Number	Country	Invention and Application
MY-172477-A (November 26, 2019)	Malaysia

Characteristics Stem Cell Gene Testing — Stemness Gene Detection and methods thereof.

“Stemness” refers to the unique features that distinguish stem cells from differentiated cells, including their ability to self-renew and differentiate into various cell types.

This patented technology plays a pivotal role in advancing regenerative medicine by optimizing stem cell cultivation processes, ensuring precision in gene detection, facilitating personalized treatments, integrating with other innovative techniques, and enhancing therapeutic effectiveness for a range of diseases.

We believe the license, when coupled with additional research and development support from Supergenics, would enable us to introduce the following aesthetics treatments:

1.      Skin Rejuvenation:    By identifying stemness genes, bio-regenerative aesthetics treatments can be tailored to enhance the regenerative capacity of skin cells, promoting youthful and healthier skin. This could involve using stem cell-derived products like secretome and exosomes, or stimulating the body’s own stem cells. Cell secretome is a set of molecules that cells secrete into their surrounding environment. It functions as a “communication system”, allowing cells to interact with and influence other cells. Secretome contains various components, such as proteins, growth factors and exosomes. Exosomes are tiny, membrane-bound vesicles, it functions as a “messenger” and carries proteins and other molecules between cells.

2.      Wound Healing and Scar Reduction:    Stemness genes detection can guide therapies that accelerate wound healing and minimize scarring, which is particularly valuable in aesthetic procedures like laser treatments or surgeries.

3.      Hair Restoration:    Understanding stemness genes can improve treatments for hair loss by targeting the regenerative potential of hair follicle stem cells.

4.      Anti-Aging Therapies:    Stem cell-based anti-aging treatments can be refined using insights from stemness gene detection, focusing on reversing cellular aging processes.

5.      Bio-cosmeceutical products:    Stemness application is a powerful tool to incorporate into the product development process so our in-house manufacturer can ensure the quality, safety, consistency and efficacy of bio-cosmeceutical products.

Angiogensis: Extraction of Ingredients from WJ-MSCs

Patent Number	Country	Invention and Application
MY-184228-A (March 29, 2021)	Malaysia

Angiogenesis — A method & kit for determining the expression level of Angiogenic and Endogenic genes.

“Angiogenesis” is a biological process that involves the growth of new blood vessels from existing ones. It is crucial for various physiological processes, including wound healing and tissue repair, as well as in pathological conditions like cancer.

This patented technology facilitates the development of targeted therapeutic treatments to stimulate angiogenesis, promoting the regeneration of new blood vessels and the healing & repair of ischemic tissues.

WJ-MSCs are naturally endowed with properties that promote angiogenesis by secreting cytokines and growth factors and angiopoietins (a family of regenerative proteins that support angiogenesis). As angiogenesis is a cornerstone of tissue repair and rejuvenation, we believe the license, when coupled with additional research and development support from Supergenics, would enable us to introduce the following aesthetics treatments:

1.      Personalized Skin Rejuvenation:    For treatments aimed at skin rejuvenation, ensuring a high angiogenic potential through this patented technology allows for the treated area to receive improved vascular support, leading to better collagen synthesis and overall skin revitalization, which is crucial for reducing fine lines, wrinkles, and hypertrophic scarring (a raised scar caused by excess collagen during wound healing).

2.      Scar Revision and Wound Healing:    For treatments designed to minimize scars or accelerate wound healing, such as post-laser therapy or post-surgical applications, enhanced angiogenesis facilitates more effective tissue remodelling, an increased blood flow supplies essential nutrients and growth factors that significantly improve healing outcomes.

3.      Hair Restoration and Follicular (small, sac-like structures in the body) Health:    For hair restoration treatments, a healthy microvasculature (comprising the smallest blood vessels in the body) is crucial for delivering oxygen and nutrients at a cellular level, essential for hair growth. By applying WJ-MSCs, which release vascular endothelial growth factor (in which endothelial cells form the inner lining of blood vessels and play a critical role in maintaining vascular health by regulating blood flow, nutrient exchange, and immune responses), it exhibits strong angiogenic gene expression. Vascular endothelial growth factor is a key factor for angiogenesis, improving blood flow to deliver more oxygen and nutrients to the hair scalp. By applying WJ-MSCs, doctors can enhance microvascular function and blood circulation, stimulate hair follicle regeneration and support healthier hair growth cycles. (Stem Cell Research and Therapy (2022) and National Library of Medicine (2013)).

4.      Bio-cosmeceutical products:    Through our patented technology, we are able to derive a secretome from cells with robust angiogenic and endothelial gene expression, which is rich in growth factors which boost collagen production and improve blood flow, and cytokines and exosomes that reduce inflammation, stimulate tissue repair, and promote angiogenesis. The purified secretome can be incorporated into serums, creams, or lotions. These bio-cosmeceutical products are designed to deliver the bioactive ingredients deep into the skin, where they can stimulate angiogenesis, improve microcirculation, and boost collagen synthesis.

High yield clinical grade WJ-MSC Culture: Proliferation of MSCs

Patent Number	Country	Invention and Application
P12024002799 (Await grant issuance in 2030)	Malaysia

High-yield clinical grade WJ-MSC culture — a method of cultivating WJ-MSCs that maximizes the quantity and quality of stem cells harvested, crucial for ensuring sufficient cell quantities for effective clinical treatments

This patented technology enables us to achieve a stem cell count of up to 200 million, with a live cell viability exceeding 90%.

High-yield clinical grade WJ-MSC culture represents an advanced, scalable platform for harnessing the regenerative power of these cells. Supergenics Berhad is one of the few companies in Malaysia that is authorized by the Ministry of Health Malaysia to access umbilical cords (biological waste) strictly through donations by mothers for the cultivation of WJ-MSCs.

We believe the license, when coupled with additional research and development support from Supergenics, would enable us to introduce the following aesthetics treatments:

1.      Skin Rejuvenation and Anti-Aging:    By injecting WJ-MSCs directly into targeted facial areas, it can stimulate dermal renewal. Their secreted factors help boost collagen production, smooth fine lines, and improve overall skin texture. The use of the cell secretome (also known as conditioned media) derived from WJ-MSCs offers a non-cellular approach. Notably, the cell secretome collected from stem cells stimulates collagen production and improves skin hydration, texture and elasticity. It can be administered topically or through methods such as microneedling and injectables.

2.      Scar Revision and Wound Healing:    In post-procedural applications, such as after laser treatments or surgical interventions, WJ-MSCs can be applied to promote faster tissue recovery, reduce inflammation, and minimize scarring by enhancing natural wound healing mechanisms. Their role in promoting angiogenesis also ensures that the treated area receives improved blood flow, essential for nutrient delivery and efficient remodeling of scar tissue.

3.      Hair Restoration:    The paracrine effects of WJ-MSCs (where cells communicate with and influence nearby cells by releasing signaling molecules into the surrounding tissue) can stimulate the microenvironment around hair follicles, potentially improving blood circulation and fostering conditions that may reactivate dormant follicles for hair regrowth.

4.      Bio-Cosmeceuticals:    This patented application offers an innovative and scientifically sound foundation for developing bio-cosmeceutical products like exosomes. By leveraging the cells’ secretome — a treasure trove of regeneration-promoting bioactive molecules — formulated products can deliver natural anti-aging, skin rejuvenation, and repair benefits without resorting to synthetic chemicals or invasive procedures. This approach not only elevates the effectiveness of beauty products but aligns with a broader trend toward regenerative, nature-inspired skincare.

BUSINESS

Overview

Established in Singapore in 2009, we are a customer-centric, science-backed aesthetics services provider. We prioritize delivering an unparalleled, premium experience for our customers by emphasizing safety, privacy and patient comfort. In addition to the market’s prevailing medi-aesthetics treatments, our suite of science-backed aesthetics services also includes bio-regenerative treatments and other advanced therapies. Our services are rendered through five strategically located clinics staffed by experienced doctors and equipped with advanced medical devices. Our mission is to elevate the overall well-being of our customers by offering personalized anti-aging and longevity healthcare and aesthetics solutions. In the 16 years since the commencement of our business, we have served more than 300,000 customers. For the fiscal years ended September 30, 2023 and 2024, we recorded net income of S$2,779,363 and S$3,135,182 (US$2,443,561), respectively. Our operating cash flow in the same periods were S$2,224,293 and S$2,667,256 (US$2,078,859), respectively.

We offer a broad range of non-surgical, minimally invasive treatments to our customers in our clinics. The technological concept, procedures and equipment used to administer such treatments are carefully selected by our experienced doctors. Our treatments are designed based on scientific evidence and delivered by personnel with medical knowledge, training and experience.

Our services can be classified into two categories: bio-regenerative treatments and medi-aesthetics treatments. Bio-regenerative treatments are generally marketed as aesthetics solutions at the forefront of our industry. They are grounded on the skin’s natural ability to regenerate and repair itself through the use of natural bio-cosmeceutical products, such as plant-based exosomes and stem cells, as skin boosters. Medi-aesthetics treatments are solutions delivered through the use of technologies that are regarded as the industry norm, including non-invasive procedures of laser and other energy treatments and minimally invasive procedures using botox and other chemical ingredients.

For the fiscal years ended September 30, 2023 and 2024, we derived 39.2% and 43.0% of our revenue from bio-regenerative treatments, and 60.8% and 57.0% of our revenue from medi-aesthetics treatments, respectively.

2023 marked a pivotal milestone for us. In early 2023, we started building a strategic partnership with Supergenics Berhad, a life science and biotechnology company listed on the Malaysia stock exchange. Their commitment to innovation is exemplified by their science-backed, proprietary methods and patents in stem cell technology, which includes high-yield culture of WJ-MSCs. In August 2024, Supergenics and us formally established a synergetic science-meets-beauty alliance by entering into the License Agreement. Pursuant to the License Agreement, we have an exclusive license to use two already granted patents owned by Supergenics and one patent filed in 2024 which is pending grant issuance. The license gives us the exclusive regional right in the APAC region, including the option to grant sublicenses, to develop our own commercial products and services using Supergenics’ patented CGTPs. For more information, please refer to the section titled “Business — Our Future Business Activities” below.

We believe the partnership will give us a competitive advantage in the science-backed aesthetics market. The use of proprietary patented technologies in bio-regenerative treatments will give us a vertically integrated bio-cosmeceutical platform in the market. Our strategy is to leverage the business alliance in the development of a range of anti-aging and longevity solutions unique in the APAC region with the support of Supergenics’ research team.

We are managed by practitioners with relevant professional knowledge and experience in our field. Our management is supported by a talented pool of skilled cell-based experts, scientists and biomedical professionals. We have also recruited professionals with strong marketing experience and business development acumen to react to changing market demands. We aim to further strengthen our brand by introducing new bio-regenerative aesthetics treatments and products from time to time consisting of biotech ingredients that are grounded on patented elevated efficacy at clinically tested concentrations.

Our growth strategy is to expand our business in the bio-regenerative market through innovation. We will seek to distinguish ourselves from competitors in this market using proprietary technologies developed by our exclusive business partner, Supergenics, who has granted us a license to use the Licensed Technologies in the APAC region.

Our goal is to build a unique brand for the business by positioning ourselves as an engineer capable of converting new bio-cosmeceutical technologies into a broad range of transformative, sustainable, and effective aesthetic solutions catered to different demographic groups. We will also seek to expand our geographical footprint to other countries in the APAC region through internal growth, strategic partnerships and acquisitions.

Our Competitive Strengths

We are a “one-stop shop” capable of offering tailor-made, science-backed aesthetics solutions.

We position ourselves as a customer-centric, science-backed aesthetics service provider with a comprehensive range of non-surgical, minimally invasive solutions catered to the needs of a broad range of customers. We prioritize delivering an unparalleled, premium experience for our customers by emphasizing safety, privacy and patient comfort. Our commitment ensures that every customer feels valued and at ease throughout their treatment journey at our clinics. In addition to the market’s prevailing medi-aesthetics treatments, our suite of science-backed aesthetics services also includes bio-regenerative treatments and other advanced therapies. Our treatments are administered by licensed doctors and supported by cutting-edge technologies. We continually update our offerings to reflect the latest innovations in the medi-aesthetics field, such that our customers can receive the most effective treatments available. Our customers can construct their personalized aesthetics solutions by selecting and combining different treatments and schedule the timing and frequency of the treatments selected. We are currently offering more than 100 skin, face, body and hair treatments and a small selection of in-house and externally sourced skincare products designed to enhance the results of our treatments, such that customers have the tools to maintain their skincare and wellness at home.

Our mission is to elevate the overall well-being of our customers through personalized holistic solutions based on customer-specific medical findings and science-backed technologies. The holistic integration of medical expertise and aesthetics signifies a transformative shift toward personalized healing from within, transcending mere superficial aesthetics to embrace genuine rejuvenation.

Our network of clinics is spread out in different areas of Singapore, each selected for the convenience of customers with different profiles and habits.

Our five clinics are located in different areas in Singapore, ranging from shopping and business districts to the more populated residential areas. All clinics are within short walks from major transport nodes. Our clinic at the Scotts Medical Centre is located in Singapore’s main shopping district for the convenience of tourists and the general public. Our clinic at One Raffles Place is located in Singapore’s central business district for the convenience of professionals and office workers. Our clinic at Novena Medical Centre is located in a prime residential area in the center of Singapore. Our clinic at the Heartland Mall is located in Kovan, a vibrant residential area in the center of Singapore. Our clinic at the Westgate Mall is located in the west part of Singapore for the convenience of government employees and hospital staff. Our Heartland Mall and Westgate Mall locations were selected to facilitate customers living in rural zones scattered across Singapore.

Many of our innovative treatments are developed using technologies in the early phase of their life cycle.

The science-backed aesthetics market is characterized by rapid technological advancements and breakthroughs. We are committed to staying at the forefront of the market by embracing the latest medical technologies. Our medical personnel are closely involved in our development of new treatments and improvements on the effectiveness and quality of existing treatments. As science advances, we are seeing an agreeable paradigm shift across the sector, integrating regenerative medicine principles into aesthetics practices. This is reshaping the aesthetics landscape, offering innovative solutions that extend beyond solely cosmetic enhancements. We embrace new technologies in the aesthetics field and are proactive in the adoption of such technologies in treatments of different nature.

We have a proven track record in the quality of our services.

Our business is conducted under the ClearSK trade name. We believe the ClearSK brand is well known and with a good reputation in the science-backed aesthetics market. We have won multiple awards, including the Winner of the Singapore Prestige Brand Award for Promising Brands. For more information, please refer to the section titled “Business — Our History” below.

Our 16 years of experience in the aesthetics industry has made us more sensitive to customer needs. We place strong emphasis on our respect for customer values, needs and preferences and our delivery of effective and quality services to customers. Our clinics are designed to create an upmarket atmosphere and a soothing environment for customers’ comfort. A substantial portion of our equipment and materials used in our clinics are sourced from the US, Europe and Korea. Our employment of doctors and other medical professionals also account for our customers’ confidence in us, such that they entrust us to enhance their well beings and pursuit of their aesthetic goals.

Our management consists of experienced professionals with different career backgrounds.

Our management team possesses extensive experience and technical expertise in the areas they are responsible, as well as business relationships with leaders in the aesthetics industry. Our chief executive officer since 2022, Mr. Wong, is a veteran in corporate finance, restructuring and initial public offerings, including the listings of small and mid-sized companies on the Catalist board of the Singapore Stock Exchange. He is primarily responsible for the development of business strategies and management of relationships with key stakeholders. Our deputy chief executive officer, Mr. Then, has more than 16 years of experience in the aesthetics industry. He is primarily responsible for strategic planning and execution and operational matters. Our Chief Medical Officer, Dr. Shiau has more than 16 years of medical experience in the industry. They are primarily responsible for overseeing the quality of our services, including the review of the contents of our wide range of treatments for safety and effectiveness and selection of the relevant equipment. All of the doctors employed by us are licensed and accredited by the MOH in Singapore and have extensive medical experience in this area. Our therapists are subject to stringent training protocols and their performance are reviewed regularly. We offer on-the-job and external training to our medical professionals, so that they are kept abreast on the latest techniques and technologies in our market.

Our Growth Strategies

We will focus on the development, production and distribution of treatments and products using the patented cell-based bio-cosmeceutical technologies licensed to us.

We have an exclusive APAC regional right to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance held by our business partner Supergenics under the License Agreement. Upon completion of this offering, we intend to leverage these licensed stem cell technologies under the License Agreement to broaden the variety and bolster the effectiveness of our service offerings and develop our own branded products. We are in the early stages of exploring and evaluating potential product formats and service modalities, including stem cell drips and topical applications. The first series of our branded products will consist of bio-enabled, cosmetic science skin care products containing secretomes and exosomes. These ingredients are recognized in the aesthetics industry for their power of skin regeneration, which could reduce wrinkles, improve skin elasticity, foster the growth of anti-inflammatory molecules, enhance collagen production, reduce oxidative stress and improve skin hydration.

We believe that our exclusive partnership with Supergenics places us at the forefront of regenerative aesthetics. The alliance has given us a vertically integrated platform for our direct access to advanced cell-based biologics expertise. Access to technical data and other knowledge will accelerate our development of effective and reliable treatments, enhance the efficiency of our operations, and increase our innovation capability, all of which could distinguish us from our competitors.

By incorporating stem cell-based innovations, we are able to apply a scientific approach to create advanced regenerative skincare and aesthetics treatments that promote skin regeneration, repair, and rejuvenation at a cellular level. By applying the patents under the License Agreement, we intend to develop and introduce efficacious and high-quality regenerative treatments and products. These treatments and products will be designed to serve one or more functions, such as hair growth, skin care and natural body healing.

Currently we expect to launch our first product, an enhanced product of ShineExo, after the offering. ShineExo is developed by Supergenics using “Characteristics Stem Cell Gene Testing — Stemness Gene Detection and methods thereof” (MY172477A), one of the patents under the License Agreement, it is one of Supergenic’s CGTPs where we can develop our own commercial products. This patent outlines a method to assess stem cell quality by measuring gene expression linked to stemness, which enables the selection of highly regenerative stem cells, leading to enhanced exosome production. These exosomes, rich in bioactive molecules, are ideal for therapeutic and cosmetic applications. ShineExo is a secretome and exosome-based product designed for use in skin treatments with skin restoration effects.

It has been approved by the HSA on December 27, 2024 for market sales. ShineExo is currently designed as a serum for topical application, we intend to explore other potential product formats and service modalities to enhance the effects of the active ingredients before launching the product under the existing ShineExo brand, or our own proprietary brand.

SUPERGENICS BERHAD

WJ-MSC Derived EVs for Cosmeceuticals

SKIN RESTORATION BENEFICIAL EFFECTS

1. Natural Active Ingredients
   - ✓ Derived naturally from WJ-MSC
2. Improve Skin Imperfections
   - ✓ Plumper and smoother skin
   - ✓ Reduce melanin deposits
   - ✓ Alleviate age spots, and pigmented moles
3. Anti-Aging Effects
   - ✓ Promote skin cell renewal metabolism
   - ✓ Enhance cellular vitality
   - ✓ Slow down skin aging process.
4. Hydration Boost
   - ✓ Stimulates hyaluronic acid (hyaluronan) production
   - ✓ Better water retention

ShineExo

Elasticity↑
Wrinkles↓
Collagen
ROS↓MMP-1↓TNF-α ↓
Type | procollagen↑
TGF-β↑
Collagen synthesis↑
ECM Reconstruction

We will monitor technological developments and incorporate suitable ones, such as artificial intelligence, into our IT infrastructure.

We are conscious of the importance of technology in the science-backed aesthetics market. We are also planning to adopt more artificial intelligence (“AI”) tools in consultation sessions, such as visual simulation of potential treatments and real-time skin analysis. Such AI tools could provide customers with additional information on their purchase and doctors with more data to design personalized treatment plans.

We plan to further improve operational quality and capabilities through the adoption of digitalized technology and the upgrade of our software infrastructure. By integrating state-of-the-art software solutions, automation tools, and data-driven technologies, we can streamline processes, reduce operational inefficiencies, and provide a seamless experience for both employees and customers. Upgrading our IT infrastructure will allow us to enhance system reliability, ensure data security, and enable real-time tracking and analytics, which will drive smarter decision-making. Additionally, by leveraging technologies such as AI and machine learning, we can offer personalized services and anticipate customer needs more effectively. These technological advancements, combined with the expertise of our highly trained personnel, will create a solid foundation for improving service delivery, optimizing operational workflows, and ultimately achieving long-term success in an increasingly competitive market.

We will expand into other countries in the APAC region in the mid to long run.

One of our goals is to become a standard-setting engineer of innovative regenerative cell therapies in Asia Pacific. As part of our strategy to accomplish this goal, it is our mid to long term plan to expand our business operations in Singapore and other Asia Pacific regions. We adhere to the principle of using a science-forward, biotech-centric approach to improve the quality of aesthetic outcomes by harnessing the body’s natural repair mechanisms. We believe our principle is in line with Asian cultures and will help us foster long-term relationships with customers and healthcare providers.

We plan to grow internally by establishing new clinics outside Singapore. We are also preliminarily evaluating the feasibility of entering into comparable markets in Indonesia, Malaysia, Thailand and Vietnam through strategic partnerships with local service providers. Our evaluation efforts include conducting early-stage market research in these countries. As of the date of this prospectus, no definitive arrangements or material expansion plans have been established. We believe that our track record of providing effective solutions and quality services will be the foundation of our expansion strategy in APAC.

We are open to business expansion through suitable strategic acquisitions and joint venture partnerships with prospective business partners. Depending on available opportunities, feasibility of such strategy, and market conditions, we will leverage our business network to explore strategic acquisition and joint venture opportunities with companies in complementary businesses. This includes acquiring companies that already have an established brand and a track record of offering science-backed aesthetics treatments that are safe and effective. When evaluating such opportunities, we will consider factors such as the acquisition of capabilities, skills, technology, and/or operational processes synergistic to our business. Where suitable opportunities present themselves, we may franchise or sub-license our network of clinics through business partners.

We will monitor and respond to market trends by developing services and products catered to new demographic groups

Many of our treatments and products can be modified to cater to other customer groups. For example, to capture the increasing market demand for services and products designed to improve individual well beings and slow down ageing, we are evaluating the commercial viability of offering medical assessments on body functions as a top-up service or a stand-alone clinical consultation service.

We believe having a diversified customer base could strengthen our brand and protect our market position. We seek to broaden the range of our service offerings and capture new market segments by focusing on two key growth areas: younger customers and male customers. Between 2022 and 2024, we observed a significant demographic shift in our customer base toward younger age groups. The share of customers aged 25 to 34 increased from 14% to 20%, and those aged 35 to 44 rose from 27% to 31%. Together, these groups constituted 51% of our total customer base, up from 41% in 2022. In contrast, older age segments declined, with customers aged 45 to 54 dropped from 33% to 30%, while those aged 55 and above decreased from 20% to 15%. The youngest group, aged under 25, declined slightly from 6% to 4%. Overall, these changes reflect our strategy to attract a younger audience and diversify our market presence. To capture the rapidly growing “pre-juvenation” market trend, a concept emphasizing the importance of preventing signs of aging before they manifest, we will consider developing skincare products and aesthetics treatments for the younger generation, especially individuals who are conscious of their appearances.

As societal gender norms evolve and more men embrace self-care and grooming, we understand that there is an increasing market demand for services tailored specifically to their needs. Between 2022 and 2024, while our customer base remained predominantly female, the proportion of male customers increased modestly. Female customers declined slightly from 96% in 2022 to 93% in 2024, while male customers grew from 4% to 7%. This rise indicates initial traction in our efforts to engage the male segment. To capture opportunities in the male aesthetics market, we seek to modify and develop new services and products, such as skincare products and aesthetics treatments designed for men’s skin and body types, and new marketing language that resonates with male customers. By refining our services to be more inclusive and targeted, we intend to effectively capture a larger share of the male demographic, which is becoming an increasingly important part of the beauty and wellness market.

We will continue to invest in talents.

We recognize that attracting and retaining experienced personnel is a key pillar in delivering exceptional service. Our goal is to maintain a dedicated team of skilled professionals who are committed to providing top-tier service. To maintain our market position in the competitive aesthetics industry, we will continue our investments in our medical professionals, therapists and staff in three main areas. First, we will continue our recruitment efforts by offering competitive compensation packages, comprehensive training programs, and opportunities for career advancement. Second, we will foster a positive work environment that prioritizes employee satisfaction and development, Third, we will actively work on enhancing our company culture to ensure that our employees feel valued and motivated.

Our History

The summary of milestones in our operational history is set out below:

Year	Milestone
2009	Opening ClearSK first aesthetic medical clinic at Toa Payoh
Opening ClearSK first body specialist center at Novena Medical Centre
2010	Opening ClearSK first mall retail aesthetic clinic at Orchard Central (relocated to expanded premises at Scotts Medical Center in 2015)
2013

Awarded Singapore Prestige Brand Award (“SPBA”) under the Promising Brands category, by the Association of Small & Medium Enterprises and Lianhe Zaobao (under Singapore Press Holdings), and supported by the Enterprise Singapore and the Intellectual Property Office of Singapore

The criteria for being awarded includes brand strength, innovation, quality of products and services, market leadership, brand awareness, and potential for growth. Awardees are selected through a stringent evaluation process conducted by an organizing committee comprising representatives from Association of Small & Medium Enterprises and Singapore Press Holdings, assessing each candidate’s brand excellence and market performance.

2013

Awarded Prominent Award for Outstanding Business Achievement at the SME One Asia Awards by the APF Group

The Prominent Award at the SME One Asia Awards recognizes mid-stage small and medium enterprises that have successfully navigated initial growth challenges and achieved notable business success within their first decade. Awardees are assessed based on financial performance (including sales turnover and profit margins), brand value, entrepreneurial spirit, responsible leadership, and commitment to sustainable practices. This award was conferred by APF Group Pte Ltd, a Singapore-based organization established in 2009 to promote small and medium enterprises through awards and entrepreneurship events, emphasizing sustainability, responsible business conduct, and community impact. The awards selection involved independent evaluations by industry experts and business leaders, following rigorous quantitative and qualitative criteria, and the results were publicly reported in Singapore’s Business Times newspaper.

2014	“ClearSK” trademark was registered with the Intellectual Property Office of Singapore
Opening ClearSK second mall retail aesthetic clinic at Westgate Mall

Awarded Singapore Service “S” Class by Singapore Government Agency Spring Singapore, which promotes high quality service standards and is granted after quality audit process, and is regarded as a Singapore version of the ISO standards for service quality

The Singapore Service “S” Class certification was awarded by SPRING Singapore, a government agency responsible for promoting high-quality standards and productivity among enterprises in Singapore. This certification recognizes organizations for commendable performance in service excellence, following a rigorous audit and assessment process. Criteria for certification typically include service delivery processes, customer experience management, staff competency, and overall business excellence practices.

2016	Opening ClearSK aesthetic medical clinic at Heartland Mall at Kovan

Year	Milestone
2018

ClearSK developed Workforce Skills Qualifications-funded (“WSQ”) courses certified by SkillsFuture Singapore for ClearSK consultant-therapists, including product advisory and sales closure. These courses are delivered by our own consultant-trainers that have received the Advanced Certificate in Learning and Performance

Certified as an OJT center for medi-aestheticians by the Institute of Technical Education in Singapore
2021 – 2024

Awarded the double winners of Rejuran Top Customer and Rejuran Top User. Rejuran is one of the most popular brands of bio-regenerative skin boosters in Singapore and Korea. ClearSK continued to win the annual double awards of Top Customer and Top User of Rejuran since 2021

These awards are conferred by DermaRev Pte Ltd, the exclusive distributor of Rejuran products in Singapore, on behalf of PharmaResearch Co., Ltd., the South Korean manufacturer of Rejuran. The Top Customer Award recognizes clinics with the highest total value of purchases, encompassing Rejuran and other bio-regenerative treatments. The Top User Award recognises clinics with the highest utilization of Rejuran products across various formulations, including Rejuran PN, Rejuran I, Rejuran S, and Rejuran HB.

2022	Opening ClearSK aesthetics center at One Raffles Place, in the heart of Singapore central business district

Our Existing Business Activities

We deliver our range of services through two operating segments: (i) bio-regenerative treatments and (ii) medi-aesthetics treatments. The revenue breakdown for each of our operating segments is set out below:

	For the Fiscal year ended September 30
	2023		2024
	S$	%	S$	US$	%
	(in thousands, except for percentages)
Revenue
Bio-Regenerative Treatments	4,990	39.2	5,781	4,506	43.0
Medi-aesthetics Treatments	7,730	60.8	7,663	5,973	57.0
Total revenues	12,720	100.0	13,444	10,479	100.0

Bio-Regenerative Treatments

Bio-regenerative treatments are generally marketed as aesthetics solutions at the forefront of our industry. They are grounded on the skin’s natural ability to regenerate and repair itself through natural bio-cosmeceutical products. Instead of synthetic chemicals and invasive procedures, organic ingredients are infiltrated into human skin cells to “boost” cell activities, such that there is a gradual and more sustainable improvement in skin quality. Bio-regenerative treatments represent a transformative shift from the prevailing procedures in the science-based aesthetics market, as its underlying emphasis is personalized healing from within. Unlike medi-aesthetics treatments, which typically offer quick and often immediately apparent results, bio-regenerative treatments are designed to be a long-term anti-aging and skin recovery solution, as they require a series of treatments over time to yield optimal results. They appeal to customers looking to naturally improve their skin health from within.

Since 2022, we started providing bio-regenerative aesthetics treatments using RF microneedling and bio-stimulator injectables performed in combination with skin boosters which aim to enhance the skin’s natural ability to regenerate and repair itself, such as plant-based exosomes and stem cells, salmon DNA-extracted polynucleotides (“PN”), growth factors, hyaluronic acid (“HA”) or peptide serums. PN is a skin booster derived from salmon DNA, it is a more concentrated form of PDRN (discussed below) and known for its potent regenerative effects, stimulating cell regeneration, improving skin thickness, firmness and elasticity. HA is a naturally occurring substance in the human body, known for its ability to retain moisture, keep skin hydrated and reducing appearance of fine lines. Peptide serums use amino acid chains to boost collagen, reduce wrinkles, and support skin repair and hydration. Our bio-regenerative aesthetics treatments work at a deeper cellular level by stimulating collagen production and improving skin texture, thereby achieving skin rejuvenation, wound healing and scar reduction, and hair restoration functionalities. By using stem cell-derived products such as secretomes and exosomes or stimulating the body’s own stem cells to identify stemness genes, our bio-regenerative aesthetics treatments can be tailored to enhance the regenerative capacity of skin cells, promoting youthful and healthier skin. The detection of stemness genes can also guide therapies that accelerate wound healing and minimize scarring, which is particularly valuable in aesthetics procedures like laser treatments or surgeries. The understanding of stemness genes can further develop treatments for hair loss by targeting the regenerative potential of hair follicle stem cells.

We generated net service revenues from bio-regenerative treatments of approximately S$5.0 million and S$5.8 million (US$4.5 million), for the fiscal years ended September 30, 2023 and 2024, respectively.

Our Current Signature Bio-Regenerative Treatments

The following treatments are our current signature bio-regenerative treatments at our clinics:

Exoxe and Goook Exosome Treatments | Exosomes represent the forefront of bio-regenerative skincare. Exoxe exosomes, derived from human-like stem cells, together with HA, collagen and enriched with cell-regenerative epidermal growth factor, offer potent skin rejuvenation properties. Exoxe exosomes promotes tissue regeneration through paracrine signaling, bioactive molecules carried by exosomes stimulate fibroblast (connective tissue cells producing and maintaining extracellular matrix, particularly collagen and elastin) activity, collagen synthesis, angiogenesis, and inflammatory modulation. Goook exosomes, extracted from plants and combined with polydeoxyribonucleotide (“PDRN”), HA, growth factors and peptides, provide a unique blend of regenerative ingredients. PDRN is derived from fish (usually salmon) sperm DNA and is known for its regenerative properties, particularly in promoting tissue repair and stimulating collagen production. Goook exosomes enhances cellular regeneration by delivering signaling molecules to activate fibroblasts and epidermal stem cells. HA components support deep hydration and skin barrier restoration, while growth factors and peptides stimulate collagen synthesis, antioxidant protection and wrinkle reduction. These treatments excel in penetration when used with microneedle RF, microneedle stamper, or DEP-assisted transdermal absorption technique (a non-invasive technique that uses controlled electrical pulses to temporarily increase skin permeability, allowing large or charged molecules to penetrate deep into the dermis). The nano-sized exosomes can easily penetrate the skin barrier without injection, delivering their regenerative payload directly to target cells. This non-invasive approach makes exosome treatments an attractive option for those seeking advanced skin regeneration without the need for injections. These treatments are mainly used for skin rejuvenation, improvement of elasticity, fine lines and pigmentation, skin hydration, scallop revitalization and post-procedure recovery.

Profhilo | Profhilo is an innovative injectable skin booster that utilizes high-concentration HA to strengthen skin matrices. This bio-stimulating treatment is clinically proven to enhance collagen and elastin production, resulting in improved skin firmness, hydration, and overall texture. Profhilo’s unique formulation of dual-weight ultrapure HA allows for effective distribution throughout the skin to improve skin hydration and elasticity. It provides a lifting and tightening effect while promoting natural skin regeneration, including the production of collagen and elastic. It is commonly used for the treatment of skin laxity, dehydration, early signs of skin aging.

Rejuran PN (healer) and Rejuran Tone Up Booster | Rejuran PN (healer) and Rejuran Tone Up Booster are cutting-edge bio-regenerative treatments that harness the power of DNA to rejuvenate skin. Rejuran PN uses injectable salmon DNA-extracted PN, formulated for intradermal injection, to promote dermal regeneration by stimulating fibroblast activity, enhancing collagen synthesis and improving microcirculation. It also exhibits anti-inflammatory effects by scavenging free radicals and modulating cytokine (proteins that control inflammation in body) activity. Rejuran PN (healer) is used for skin rejuvenation, addressing wrinkles, acne scars, and overall skin texture. Rejuran Tone Up Booster, a non-injectable alternative, combines PDRN with tranexamic acid (“TXA”, which inhibits the breakdown of blood clots and is useful for controlling bleeding), glutathione, HA, panthenol and vitamin C. It is delivered via a dual-vial mesotherapy system (a technique involving multiple injections into the middle lawyer of skin through two separate vials), PDRN stimulates collagen production and skin generation through fibroblast activation, while TXA and glutathione inhibit melanin synthesis and oxidative stress, and HA and panthenol support hydration and barrier repair. Rejuran Tone Up Booster is used for skin brightening, tone correction, hydration and pigmentation reduction. Both treatments offer significant improvements in skin elasticity, hydration, and overall appearance.

Restylane Vital Lite | Restylane Vital Lite is a versatile HA-based skin booster that can be combined with TXA for enhanced results. This treatment not only provides deep hydration but also offers skin toning and whitening effects when mixed with TXA. The stabilized HA in Restylane Vital Lite helps to plump and smooth the skin by binding with water, while TXA inhibits melanin synthesis, thereby reducing inflammation and pigmentation issues, resulting in a more even and radiant complexion. This combination also stimulates collagen production and improves skin texture over time, and can address multiple skin concerns simultaneously, making it an efficient choice for those seeking comprehensive skin rejuvenation.

Sunekos | Sunekos skin boosters utilize a powerful combination of low molecular weight HA, six essential amino acids, and other bio-regenerative active ingredients to address multiple skin concerns. This treatment is clinically proven to provide deep hydration while promoting skin bio-regeneration by stimulating fibroblasts to regenerate collagen and elastin. Sunekos is particularly effective in reducing dark eye circles and minimizing wrinkles and lines around the eyes. The unique formulation works synergistically to improve skin texture, firmness, and overall appearance without volumizing effects, making it an excellent choice for those looking to rejuvenate the delicate eye area and achieve a more youthful, refreshed look.

Regenera Hair Regeneration | Hair regeneration treatments offer innovative solutions for hair loss and aging. Hair injection autologous growth factors (regenerative proteins derived from a patient’s own blood or tissue) utilizes active ingredients such as progenitor cells and stem cells, obtained from the customer’s own scalp tissue and processed to isolate regenerative cells, to stimulate dormant hair follicles to regenerate hair scalp cells. This promotes the production of new hair follicles and restoring youthful hair coloration. This treatment harnesses the body’s own growth factors to stimulate natural hair regrowth. REGENERA microcell transplant takes a different approach, using stem cells extracted from the patient’s own tissues to regenerate hair follicles. Both treatments work through pathways of cellular regeneration, offering personalized solutions for hair restoration without the need for surgical intervention.

Medi-Aesthetics Skin, Body & Hair Treatments

Medi-aesthetics treatments, such as botox, dermal fillers, and chemical peels, effect surface-level interventions to correct visible imperfections like wrinkles, sagging, and pigmentation. These treatments address the symptoms of aging by offering quick and often immediately apparent results. The market’s medi-aesthetics treatments are effective for reducing the appearance of aging, but their results are typically temporary, requiring periodic maintenance.

We generated net service revenues from medi-aesthetics skin, body & hair treatments of approximately S$7.7 million and S$7.7 million (US$6.0 million), for the fiscal years ended September 30, 2023 and 2024, respectively.

Our Signature Medi-Aesthetics Treatments

The following treatments are our signature medi-aesthetics treatments at our clinics:

Collagen stimulative lasers, including Pico, Spectra “N” laser, Mosaic fractional laser, and pro-yellow laser | Collagen stimulative lasers, including Pico, Spectra “N” laser, Fotona 4D Erbium (also known as “E” laser), Mosaic fractional laser, and pro-yellow laser, all work by inducing controlled thermal damage to stimulate collagen production and skin renewal. These treatments share the common goal of improving skin texture, reducing fine lines, and enhancing overall skin quality. Each laser type offers unique benefits, allowing for customized treatment plans based on individual skin concerns and desired outcomes. The choice of laser depends on factors such as skin type, specific concerns, and desired downtime.

European Emface and Emsculpt Neo | European Emface and Emsculpt Neo represent cutting-edge biostimulative technologies for facial and body treatments. Emface utilizes high-intensity facial electrical stimulation (HIFES) technology, which is a non-invasive technology that delivers focused electrical pulses to selectively activate delicate facial muscles, to non-invasively tone facial muscles and improve skin quality. This treatment stimulates collagen production while lifting and tightening the face without needles or surgery. Emsculpt Neo, designed for body contouring, combines high-intensity focused electromagnetic (HIFEM) technology, which uses powerful electromagnetic fields to induce deep, rapid muscle contractions, with RF to simultaneously build muscle and reduce fat. These technologies directly stimulate muscle contractions and metabolic reactions to reshape and tone the body.

Restylane Lyft and Restylane Defyne | Restylane Lyft and Restylane Defyne represent more interventionist approaches to facial rejuvenation, utilizing high-viscosity HA to selectively volumize and reshape facial features. Both treatments provide immediate results, but Lyft is more suited for overall volume restoration, while Defyne excels in precise wrinkle correction and maintaining natural facial movement.

Sylfirm X microneedle-RF | Sylfirm X microneedle-RF is an advanced microneedling system that combines microneedling with RF energy to deliver precise, targeted skin rejuvenation. This innovative treatment stimulates collagen production and skin tightening while also addressing issues like acne scars, fine lines, and uneven skin texture. Sylfirm X’s unique pulsed wave technology allows for customized treatment depths, making it suitable for various skin concerns and types. As a bio-stimulative treatment, it encourages the skin’s natural healing processes, resulting in improved skin quality and texture over time.

USA Coolsculpting and European Cooltech | USA Coolsculpting and European Cooltech fat freeze technologies work complementarily with body shaping treatments like Emsculpt. These cryolipolysis treatments (non-invasive fat reduction technique) target and eliminate stubborn fat cells through controlled cooling, while Emsculpt focuses on muscle building and toning. Coolsculpting and Cooltech are non-invasive options for reducing localized fat deposits, particularly effective in areas resistant to diet and exercise. When combined with Emsculpt’s muscle-stimulating technology, customers can achieve comprehensive body contouring results, addressing both fat reduction and muscle definition in a non-surgical manner.

USA Thermage FLX/CPT and Korean Volnewmer | USA Thermage FLX/CPT and Korean Volnewmer both utilize unipolar RF technology for skin tightening and collagen stimulation. Thermage FLX/CPT is known for its deep penetration and significant collagen remodeling effects. Volnewmer, often referred to as “Korean Thermage”, improves upon the original technology by offering faster treatment times and enhanced comfort levels. Both treatments stimulate collagen production through controlled heating of the dermis, but Volnewmer’s advancements make it a more comfortable option for customers while maintaining comparable efficacy.

USA Ulthera, Korean Ultraformer, and Liftera-V | USA Ulthera, Korean Ultraformer, and Liftera-V all utilize HIFU technology for non-invasive skin lifting and tightening. These treatments target the deep structural layers of the skin typically addressed in surgical facelifts, stimulating new collagen production. While they share the same core technology, each offers unique features: Ulthera is known for its precision and ability to visualize treatment areas, Ultraformer boasts faster treatment times, and Liftera-V often provides a more comfortable experience for customers. All three treatments offer long-lasting results with minimal downtime, making them popular choices for those seeking non-surgical facial rejuvenation.

Our Future Business Activities

Exclusive license to use patented stem cell technology

Going forward, we will seek to position us as pioneers in developing and offering a range of innovative bio-regenerative aesthetics solutions in the market. In early 2023, we started exploring with Supergenics Berhad as to whether and how the two entities could work together. Founded in 2010, Supergenics Berhad is a biotechnology company listed on the Malaysia Stock Exchange. Supergenics Berhad’s commitment to innovation is exemplified by their pioneering work in stem cell technology, which includes advancements in stemness and high-yield culture of WJ-MSCs, in-vitro fertility treatments, embryology research, natural killer cell immunotherapy and more. This work is underpinned by proprietary methods and patented advancements. Notably, their forthcoming patented CGTPs and advanced therapy medicinal products featuring WJ-MSCs and WJ-MSC Derived Exosomes are specifically designed for applications in anti-aging bio-cosmeceuticals, treatment of diabetic chronic wounds, and ischemic heart disease. Today, Supergenics Berhad stands as one of the leading biotechnology firms, renowned for its ability to develop, manufacture, and audit advanced therapeutic cellular and stem cell products that meet global certification standards, including ISO/IEC17025. We believe our collaboration with Supergenics could offer us a vertically integrated platform to develop new bio-regenerative aesthetics and bio-cosmeceutical products using cell-based biologic technologies.

On August 18, 2024, Supergenics granted us a license to use the Licensed Technologies in the APAC region. Pursuant to the License Agreement, we have an exclusive license to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance. The Licensed Technologies are bio-technology processes designed to extract from stem cells ingredients that could stimulate the body’s natural capacity for repair and healing: the identification of stem cells in human tissues using genetic testing, extraction from stem cell ingredients that could stimulate the growth of blood vessels, and proliferation of stem cells in specially-formatted mediums for clinical use.

As of the date of this prospectus, the patent titled “High-yield clinical grade WJ-MSC culture” (patent number: P12024002799) filed in 2024 is pending grant issuance, with the grant of the patent anticipated to be awarded in 2030. The table below sets forth the relevant details of the patents:

Filing Date	Grant Date	Patent No.	Title	Type of Patent Protection	Country	Expiry Date(1)
March 9, 2012	November 26, 2019	MY-172477-A	Characteristics Stem Cell Gene Testing — Stemness Gene Detection and methods thereof	Process(2)	Malaysia	March 9, 2032
November 11, 2011	March 29, 2021	MY-184228-A	Angiogenesis — A method & kit for determining the expression level of Angiogenic and Endogenic genes	Process(3) Composition of matter(4) Use(5)	Malaysia	November 11, 2030
May 14, 2024	Await Grant (2030)	P12024002799	High-yield clinical grade WJ-MSC culture	Process(6) Use(7)	Malaysia	May 14, 2043

____________

Note (1): For patents with an expiry date that falls within the ten-year term of the License Agreement, such patents will be renewed upon its respective expiry date, and the renewed patents are covered under the License Agreement.

(2): “Process” patent protection for the method of detecting the expression of stemness-related genes in stem cells, which facilitates the identification and selection of high-quality stem cells suitable for therapeutic use and research purposes.

(3): “Process” patent protection for the method of detecting gene expression levels associated with angiogenesis and endogenesis.

(4): “Composition of matter” patent protection for the specific reagents and components used in the diagnostic kit to detect gene expression levels associated with angiogenesis and endogenesis.

(5): “Use” patent protection if the method or diagnostic kit is used for a specific diagnostic or therapeutic application.

(6): “Process” patent protection for a novel method of culturing WJ-MSC to achieve high yield and clinical grade quality.

(7): “Use” patent protection if the method is used for a specific therapeutic or clinical applications, such as regenerative medicine or exosome production.

Under the License Agreement, we have the exclusive right to use the Licensed Technologies in the APAC region for product development and commercial launches for a term of 10 years. We set out below some of the key terms of the License Agreement:

•        we have the right to manufacture and sell the products and treatments;

•        we have the license right to all improvements made on the patents by Supergenics at no additional costs;

•        we have the right to sublicense the foregoing to third parties with the consent of Supergenics;

•        we shall exclusively purchase products and services required for operations and businesses related to the Licensed Technologies from Supergenics, the commercial terms of such purchase to be determined on a case-by-case basis, and may only procure such products and services from other suppliers with prior written consent from Supergenics;

•        the pricing, payment terms and other commercial terms for the products and services provided by Supergenics shall be determined based on mutually agreed terms, documented in separate purchase agreements or orders;

•        the License Agreement may be terminated by either party with cause with ninety days prior written notice, and for certain events of defaults listed in the License Agreement, including, without limitation, if we experience a substantial change in management, personnel or ownership without the prior written approval of Supergenics, or are acquired by any competitor or potential competitor in the regenerative aesthetics market or fail to cure a default under the License Agreement with thirty days;

•        upon the termination of the License Agreement, we may not use the Licensed Technologies, provide any products and treatments associated therewith, and we cannot engage in the business of providing or reselling any goods using or resembling any of the Licensed Technologies; and

•        upon expiry or termination, we shall return to Supergenics all confidential information, all intellectual property licenses and assignments granted under the License Agreement shall be cancelled and revoked, Shari Wellness shall be wound up, and the profits, losses, and assets will be distributed between the parties after all third-party liabilities have been settled, and we shall not register “Supergenics Pte Ltd” or any confusingly similar names for any company or business’ names, trademarks, or tradenames.

Our intent is to work with Supergenics to develop bio-generative aesthetic solutions using the Licensed Technologies, with the products and services required for operations and businesses related to the Licensed Technologies to be sourced and purchased exclusively from Supergenics on commercial terms to be agreed on a case-by-case basis, unless otherwise agreed between the parties. The License Agreement is designed to serve as a framework for our partnership with Supergenics. It is the intention that Supergenics and us will have future discussions on the specific terms, and such arrangements to be further detailed through separate agreements and purchase orders. This includes the ownership of the intellectual property created in connection with the use of the Licensed Technologies, the development of royalty-bearing projects using the Licensed Technologies, and payment terms including future potential milestone payments and royalty rates. Subject to discussions between Supergenics and us, and on a case-by-case basis, either Supergenics or us may retain ownership of intellectual property created in connection with the use of the Licensed Technologies. In the event that we retain ownership of intellectual property created in connection with the use of the Licensed Technologies, it is intended that we will continue to provide such products and treatments upon the termination of the License Agreement.

To date, Supergenics have successfully developed ShineExo, a secretome and exosome-based product designed for use in skin treatments with skin restoration effects. ShineExo has been approved by the HSA on December 27, 2024 for market sales. We intend to introduce additional treatments and products with the support of Supergenics, with the expectation that Supergenics will be responsible for the manufacture of the relevant treatment ingredients and products, and we will order and purchase these materials from Supergenics on market terms.

As part of our partnership with Supergenics, we have established a Bio-technology Board Council, which advises us on bio-technology and life science developments and operational issues. The council comprises two experienced personnel from Supergenics, Dr. Chua Ken-Hui (“Dr. Chua”) and Mr. Tan Bii-Chau (“Mr. Tan”), and Mr. Wong Ming Kwong, our executive director and chief executive officer. Dr. Chua and Mr. Tan are both founders of Supergenics Berhad. Dr. Chua specializes in tissue engineering and human cell biology, having achieved significant milestones in cell therapy, he brings to us extensive research and practical experience, providing valuable theoretical support and practical guidance for developing clinical applications and new therapies. Mr. Tan is the group managing director and executive director of Supergenics Berhad. Under his leadership, Supergenics Berhad was listed on the LEAP Market of Bursa Malaysia in 2020 to further expand biotechnology and bring the company forth with capability to develop and manufacture advanced cell therapy drugs and products that meet international standards and certifications.

Our Clinics

Our clinics offer a wide range of minimally invasive, science-backed aesthetics services to our customers. They are based in key locations in Singapore’s shopping and business districts as well as central residential areas, making them conveniently accessible by our customers.

At our clinics, our team of licensed doctors provide a comprehensive range of smart and holistic solutions based on medical expert guidance and medical technologies, supported by a team of trained therapists. The medical professionals must be qualified by the MOH for the various areas of the aesthetic practices before they can perform such procedures. Regulations are effected through permits, licenses and Certificate of Competence (COC) issued by MOH and HSA. Advertising or publicity of clinics, like all medical establishments, are also strictly regulated by MOH and HSA. The clinics in Singapore are medical establishments subject to strict regulations to assure safety, quality of treatments and credibility.

Services at our clinics are tailored by our team of doctors to address the specific concerns of our customers using clinically-proven treatments and the latest medical devices available in a luxurious spa environment.

The details of our clinics are set out below:

Name of Clinic	Location
Scotts	Scotts Medical Centre, 9 Scotts Rd, #07-04 to #07-05, Pacific Plaza, Singapore 228210
Novena	Novena Medical Centre, 10 Sinaran Drive, #10-24 to #10-25, Singapore 307506
One Raffles Place	One Raffles Place, 1 Raffles Place, #02-21 to #02-22, Singapore 048616
Westgate Mall	Westgate, 3 Gateway Dr, #03-12, Singapore 608532
Heartland Mall	Kovan Heartland Mall, 205 Hougang Street 21, #03-04 to #03-06, Singapore 530205

Our Doctors

As of the date of this prospectus, we employ a team of 8 licensed doctors, led by our Chief Medical Advisor, Dr. Shiau. Each of our doctors has extensive clinical training and experience and is accredited by the Aesthetic Dermatology Educational Group to perform a range of aesthetic procedures. All treatments and procedures at our clinics are administered by our doctors.

Dr. Shiau has been an aesthetic-laser physician for more than 24 years. She is trained in advanced anti-wrinkle injectable treatments, advanced fillers, as well as Sculptra rejuvenating techniques and is a frequent speaker at medi-aesthetics conferences. As Chief Medical Advisor of our Group, Dr. Shiau is responsible for providing medical guidance in the development and implementation of our aesthetics treatments and services. She is also responsible for maintaining clinical standards, overseeing customer safety, and ensuring excellence in customer care across our clinics.

In addition to developing and implementing our aesthetics treatments and services, our team of doctors oversee the day-to-day treatment and care of our customers at our clinics, providing consultation services and recommending and administering treatments based on the specific needs of our customers. In addition to developing and implementing our aesthetics treatments and services, our team of doctors oversee the day-to-day treatment and care of our customers at our clinics, providing consultation services and recommending and administering treatments based on the specific needs of our customers.

Our Trained Therapists

As of the date of this prospectus, our medi-aesthetics are staffed by a team of 12 trained therapists, who assist our doctors to perform preparation work and post-treatment work to the customers of our clinics. The tasks performed by our trained therapists do not constitute acts of nursing and they are accordingly not required to be registered with the Singapore Nursing Board (“SNB”), nor are they required to hold practicing certificates. We believe that higher quality staff supports higher quality treatment and customer services. To ensure we can maintain higher customer service quality, we have invested in service training of our staff and underwent service quality audit by Spring Singapore and attained the Singapore S Class Quality Service in 2015. To assure high quality of treatment therapy, we established ourselves as an OJT centre of the Singapore ITE in 2017. Our therapists are required to undergo the doctors-designed OJT training system and upon graduation receive a certificate of competence issued jointly by ourselves and the Singapore ITE. To imbue high quality of product knowledge for our clinic staff to assist the doctors in advising customers, we have also developed two doctor-designed training courses, which successfully listed by SkillsFuture Singapore as WSQ courses, and consultants and consultant therapists designated for skills upgrade are required to undergo the above courses and be certified accordingly.

Our Business Process

Our clinics provide our customers with a comprehensive range of smart and holistic solutions based on medical expert guidance and medical technologies.

Reception and Registration

Customers arriving at our clinics are welcomed by our reception team and shown to a spacious and tranquil waiting area bathed in soft, ambient lighting, scented with essential oils and calming, instrumental music. They are then offered a warm herbal tea before our reception team returns to confirm the details of their treatment and to ask if there are any particular areas of focus or concerns the customer wishes to focus on that day. First-time customers are required to fill in a registration form which sets out the customer’s name, gender, age, nationality, address, relevant medical history, drug allergy and contact number.

Consultation

Customers then consult with one of our licensed doctors who will seek to understand the specific concerns, desired outcomes and treatment history of the customer. The initial consultation will include a review of the customer’s medical history, noting any issues such as allergies, sensitivities or medical conditions that may have an impact on the doctor’s recommendations.

Our doctors will also seek to understand the customer’s lifestyle and routine skincare habits to provide more tailored advice. A physical assessment is then conducted by our doctors to analyze the condition of the customer’s skin and body. During the consultation, our doctors will also explain any underlying causes of the customer’s concerns, such as sun damage, collagen loss, or hormonal changes, which helps guide the treatment plan. If required, our doctors may conduct further tests, such as skin allergy tests or laboratory tests, to provide a more thorough examination and diagnosis of the customer’s skin condition.

Our beta version, AI-assisted pre-screening tool, “Skinne Advisor”, was introduced in March 2025. This AI-powered consultation assistant will provide pre-screening and generate preliminary recommendations that will be confirmed or refined by the consulting doctor’s face to face consultation. The AI pre-screening will speed up the whole process, especially critical during peak hours when the time allotted to each patient may be limited. Working in conjunction with Skinne Advisor, our experienced doctors are able to efficiently assess the patient’s skin and body conditions, concerns, aspirations and preferences as well as budgets, and thereafter provide accurate and personalized curation of the combination treatment program (out of a wide range of options) that best match the customer’s needs, within a tight time constraint.

Based on the consultation and analysis, the doctor will then provide personalized treatment recommendations, explaining the benefits, expected results, and any necessary aftercare. The treatments recommended by the doctor may involve the market’s medi-aesthetics treatments, cutting edge bio-regenerative treatments, lasers and other energy treatments and our range of inhouse and externally sourced skincare products. If the customer elects to undergo the recommended treatment, our trained therapists will then perform preparation work for the customer.

We have invested in a number of internal IT infrastructure, such as ACE System, Infotech, Xero, Fort Digital, Hoiio, Plato Medical, Zapier, ChatGPT, Orimon, Microsoft 365, Google workspace, Zoom, YouCLink and Minichat, to better assist to enhance efficiency in daily operations and information management.

Preparation

Our customers are escorted to the lounge area for our trained therapists to perform preparation work before receiving the selected treatment, including the following:

•        facial cleansing to remove oil and dirt from the skin;

•        facial scrubbing to remove dead skin and open up the skin pores to ensure active ingredients in the treatment ingredients will penetrate deeply into the skin and energy emitted from medical devices will transmit deeper into the skin; and

•        pain numbing procedure using prescribed cream, if required.

Once the preparation work has been completed, such as the numbing effect for customers receiving pain numbing procedure has settled in and become fully effective, our customers are escorted to the doctor’s private treatment room.

Treatment

Before carrying out the treatment, the doctor will confirm with our customer on the treatment they will be receiving, the doctor then carries out the selected treatment. During the treatment, the doctor will check in with our customer from time to time, to ensure they feel at ease and have no discomfort, and the doctor will make adjustments as necessary.

Post-Treatment Matters

Upon completion of the treatment, our customers are escorted back to the waiting area for another warm herbal tea. Our trained therapists take the opportunity to seek feedback on the day’s treatment and will provide the customer with detailed aftercare instructions, including information on any expected redness, swelling, or peeling, as well as tips on how to manage these conditions. If the doctor has prescribed any post-treatment care or medication, these are dispensed by the clinic staff based on the doctor’s prescription notes. Our therapist will also recommend our range of inhouse and externally sourced skincare products which aim to enhance the results of the treatment and provide to customers with tools to maintain their skincare and wellness at home.

Our Pricing Model

We offer discounts to customers who opt to purchase treatment packages instead of individual treatment sessions from us. Such customers typically pay in full upfront for a fixed number of treatment sessions and can utilize the purchased treatments over an agreed timeframe across all our clinics.

Our Eshop is our external sales portal featuring products used in our treatments and our proprietary-branded products. Sales from the Eshop accounted only for very small portion of our revenue.

Our customers generally pay through credit cards, pay now or other mobile payment modes like Alipay and WePay. Only a small percentage of our customers pay with cash.

Quality Assurance

We believe that customer feedback is essential to continuously improving our services and ensuring a quality experience for every customer. To encourage timely feedback from our customers, we have implemented an automatic post-visit WhatsApp system to gather feedback systematically. Our customers will receive a WhatsApp link one day after their visits to our clinics to rate the service experience provided by our doctors, our therapists and sales staff. Our customers will rate on the staff’s professionalism, the quality of the treatment, and the standard of customer service.

Our customers are also encouraged to email their ad-hoc feedback to us. We also encourage customers to leave online reviews of their experience on Google and Facebook as we believe that positive online reviews will help improve the confidence of prospective customers in our brand and also a learning process for us. All feedback received from our customers is carefully reviewed to help us maintain our high standards of services and to ensure that we continue to meet the needs and expectations of our customers. The feedback data are analyzed and charted by our marketing and customer service team for our management’s review. Individual employees will also be given a summary of the customers ratings for self-improvement.

In the event negative feedback is received, we have a standard operation procedure for handling negative feedback, involving acknowledgment, investigation, resolution and documentation. Our branch manager will immediately contact the affected customer to conduct service recovery.

Sales and Marketing

As part of our business development activities, we engage external parties to assist our internal marketing and customer service team for sales and marketing activities. This includes the provision of professional search engine optimization and search engine marketing services.

Generally, new customers are referred to us by positive word-of-mouth referral from past and existing customers, which is testament to our commitment to effective solutions and quality services. Our customers are also acquired through online advertising and social media publicity on the following platforms: Google, Facebook, Instagram, YouTube and Xiao Hong Shu (Chinese). Approximately 80% of our total sales revenue are generated from repeat purchases by existing customers and approximately 20% are generated from the purchases of newly acquired customers.

From time to time, we host webinars which are open to our customers and the general public, which address topics of common concern relating to the face, body and hair and the treatment options available for such concerns. In addition, our website provides information on the wide range of bio-regenerative services, and non-surgical, minimally invasive medi-aesthetics services that we offer.

Our Customers

Due to the nature of our business, we are not dependent on specific and any major customers. Our customer base is comprised of individual retail customers which include walk in and regular customers.

Sourcing and Suppliers

Our supplies primarily comprise clinical supplies, treatment ingredients, and products used in treatments. Our clinics have established relationships with their suppliers, many of whom they have worked with for the past 16 years.

We believe that our track record, reputation, and punctuality in fulfilling invoices, have allowed them to build good relationships with their suppliers. The clinical supplies, treatment ingredients, and products used in treatments purchased by us are primarily manufactured in the US, Europe and South Korea, and are sourced from a range of local distributors based in Singapore.

Other than a one-year sales of goods agreement with one of our top five suppliers with minimum purchase values, we generally procure our supplies through single purchase orders rather than under long-term contracts with firm commitments. Procurement of the supplies required for our aesthetics services is overseen by our Chief Medical Officer, the quantities procured are based on demand for such products over the most recent six (6) month period in addition to a small buffer.

We have not observed any significant volatility in the prices of our principal supplies.

In selecting our suppliers, we take into account relevant considerations, including the range of products offered by the suppliers, their track records, including their punctuality in delivering supplies and the quality of their products.

Our suppliers include multinational corporations such as Zuellig Pharma and Bausch + Lomb and leading medical aesthetics corporations including Neoasia, Dermarev, M-Tech Global and K-talyst.

Property

Our corporate headquarters are located at Novena Medical Center, 10 Sinaran Drive #10-01 Singapore 307506.

The details of our leased properties as of the date of this prospectus are set out below. We believe that these facilities are in good operating condition and suitable and adequate to support the current needs of our business.

Address	Purpose	Approximate Size (Sqf)	Term of lease
Novena Medical Center, 10 Sinaran Drive #10-01 Singapore 307506	Headquarters	764	March 1, 2025 to February 28, 2027
Kovan Heartland Mall, 205 Hougang Street 21, #03-04 to #03-06 Singapore 530205	Clinic	850	December 12, 2023 to December 11, 2026
Novena Medical Centre, 10 Sinaran Drive, #10-24, Singapore 307506	Clinic	764	December 15, 2022 to December 14, 2025
Novena Medical Centre, 10 Sinaran Drive, #10-25, Singapore 307506	Clinic	678	January 1, 2025 to December 31, 2026
Novena Medical Centre, 10 Sinaran Drive, #10-26, Singapore 307506	Lounge Area for Novena Medical Centre Clinic	700	January 1, 2025 to December 31, 2026
Scotts Medical Centre, 9 Scotts Rd, #07-03, Pacific Plaza, Singapore 228210	Clinic	711	December 29, 2023 to December 28, 2025
Scotts Medical Centre, 9 Scotts Rd, #07-04 to #07-06, Pacific Plaza, Singapore 228210	Clinic	2563	December 29, 2022 to December 28, 2025
One Raffles Place, 1 Raffles Place, #02-21 to #02-22, Singapore 048616	Clinic	840	December 1, 2022 to November 30, 2025

Address	Purpose	Approximate Size (Sqf)	Term of lease
3 Gateway Drive #03-12, Westgate Mall Singapore 608532	Clinic	807	March 22, 2024 to March 21, 2027
16 Kallang Place, #02-24, Singapore 339156	Warehouse	1599	January 8, 2025 to January 7, 2028
114 Lavender Street #09-91 CT Hub 2, Singapore 338729	Warehouse	968	January 1, 2025 to December 31, 2026

Research & Development

We have not incurred any expenses in connection with any research and development activities. In order to keep ourselves abreast of the latest technologies in the aesthetics industry, our doctors attend and participate in medical conferences, seminars and workshops in Singapore and overseas from time to time. We may allocate appropriate resources, and apply for relevant government grants, to conduct research and development in the future for our planned bio-cosmeceuticals to be developed based on specific formulations stipulated by our doctors and supported by scientists and medical professionals of Supergenics.

Our Employees

As of March 31, 2025, we had a total of 58 employees. The following tables set forth the number of our full-time employees, as of March 31, 2025 by function:

Function	Number of Employees
Management	3
Clinic Chain	25(1)
• Heartland Mall	4
• Novena	5
• Scotts	8
• One Raffles Place	4
• Westgate Mall	4
Marketing and Customer Service	9
Regional Business Development	2
Finance and Admin	16
Corporate affairs	3
Total	58

____________

Note (1): The number of employees under the medi-aesthetics clinic chain function includes the number of employees at each of the Kovan, Novena, Scotts, One Raffles Place, and Westgate Mall clinics.

We have not experienced any material interruptions of operations due to disputes with their employees and consider their relations with their employees to be satisfactory. As at the date of this prospectus, none of our employees are unionized, and we are in compliance with their obligations under the CPF Act of Singapore, which governs the contributions made by employers and employees into the central provident fund of Singapore.

Please refer to the section titled “Regulatory Overview” of this prospectus for further information on the CPF Act of Singapore and our obligations thereunder.

Insurance

We maintain various insurance policies including employee medical insurance (such as work injury compensation, emergency, accidental injuries and out-patient treatment), fire and building and content, and assets loss (including money, goods in transit), third party liabilities including legal claims and key persons’ policies. The insurance policies taken by us are common policies taken by businesses in the industry and are generally not specific high-risk insurance policies.

In addition, our doctors, as members of the MPS of Singapore, maintain professional malpractice liability coverage, which includes indemnity, advice and legal representation in relation to claims, investigations and proceedings arising from or in connection with their professional practices. Under their membership with the MPS, where a claim, investigation or proceeding is initiated against our doctors, indemnity may be granted in respect of all losses (whether incidental or otherwise), damages, cost, charges, and expenses in connection with such claim, investigation or proceeding. The grant of such indemnity is entirely at the discretion of the council of the MPS. As such, there is no assurance that such coverage will adequately protect us from the risks involved in our business operations. For details, please refer to the sections headed “Risk Factors” of this prospectus.

Our Directors believe that our insurance coverage is sufficient, adequate and in line with the industry norm. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance coverage.

Seasonality

Due to the nature of our business, we have not observed any significant seasonal trends in our business.

Competition

We face competition from similarly positioned aesthetics service providers in Singapore. The aesthetics services industry in Singapore is increasingly fragmented and competitive, with over 700 participants in total. Some of our key competitors are V Medical Aesthetics & Laser Clinic, Become Aesthetics Clinic, SkinLab The Medical Spa, and The Clifford Clinic. Key competitive pressures stem from aggressive pricing strategies largely driven by new market entrants and evolving treatment portfolios. Our key competitors offer similar bio-regenerative and medi-aesthetics treatments. With our exclusive APAC regional right to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance held by our business partner Supergenics under the License Agreement, we believe we compete favorably and have a competitive edge as none of our competitors currently utilize and offer stem cell technology-based bio-regenerative aesthetics therapies.

Inventory Management

To ensure the quality of our skincare products and active ingredients, we generally do not carry substantial inventory and the quantities procured are based on demand for such products over the most recent six (6) month period in addition to a small buffer.

Licenses

As of the date of this prospectus, the following licenses, permits, registrations and approvals are material to our business and operations. The following licenses will be transferred to Biogenisk before the completion of this offering.

License Name	Licensing Authority	Effective Date	Expiry Date
Outpatient Medical Service License for Heartland Mall clinic	Ministry of Health	December 28, 2023	December 27, 2025
Outpatient Medical Service License for Novena clinic	Ministry of Health	October 24, 2024	October 23, 2026
Outpatient Medical Service License for Scotts clinic	Ministry of Health	July 11, 2023	July 10, 2025
Outpatient Medical Service License for One Raffles Place clinic	Ministry of Health	November 23, 2022	November 22, 2026
Medical Clinic License for Westgate Mall clinic	Ministry of Health	October 28, 2022	October 27, 2027

In addition, our doctors are all licensed by the MOH in Singapore.

Please refer to the section titled “Regulatory Overview” of this prospectus for further details of the licenses, permits, registrations and approvals held by us.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our brands from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of September 30, 2024, we have registered 8 trademark certificates.

Proprietor Name	Trademark	Application/ Registration No.	Class	Country	Renewal Date
ClearSK Aesthetics Pte Ltd		T1305673Z	5, 44	Singapore	April 10, 2033
ClearSK Healthcare Pte. Ltd.		40202120783X	5, 44	Singapore	August 31, 2031
ClearSK Healthcare Pte. Ltd.		T1110499J	5, 44	Singapore	August 1, 2031
ClearSK Healthcare Pte. Ltd.		T1110500H	5, 44	Singapore	August 1, 2031
ClearSK Healthcare Pte. Ltd.		40202115956W	5, 44	Singapore	July 5, 2031
ClearSK Healthcare Pte. Ltd.		40201907028U	3, 5, 44	Singapore	March 29, 2029
ClearSK Healthcare Pte. Ltd.		40201609687X	44	Singapore	June 17, 2026
ClearSK Healthcare Pte. Ltd.		40202326306U	5, 44	Singapore	November 28, 2033

Pursuant to the License Agreement, we have an exclusive license to use two patents owned by Supergenics, along with one patent filed in 2024 pending grant issuance. For more information, please refer to the section headed “Business — Our Future Business Activities — Exclusive License to use patented stem cell technology”.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

This section sets forth a summary of the material laws and regulations that affect our business and operations. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to our business and operations. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations on our business and operations.

Regulatory Overview

As we are incorporated and carries on its business in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time.

The following description is a summary of material laws and regulations applicable to our operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors.

We believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and we are in compliance with all the applicable laws and regulations that are material to our business operations.

Regulations on operating clinics

Operating outpatient medical services

The HCSA was promulgated on 6 January 2020 to regulate healthcare services in Singapore and replaced the Private Hospitals and Medical Clinics Act (Chapter 248 of the 1999 Revised Edition) (“PHMCA”). The phased implementation of the HCSA commenced from 3 January 2022, with the final phase being implemented on 18 December 2023. The MOH regulates the HCSA in Singapore.

Unlike the PHMCA, the HCSA introduces a services-based licensing regime, replacing the premises-based licensing regime under the PHMCA, and generally groups the licensable healthcare services into 3 broad service categories — clinical support services, outpatient services and inpatient services.

Depending on the services provided, a provider may be required to have multiple licenses for the Licensable Healthcare Services (“LHS”) they provide. Licensees must also seek MOH’s approval for the Mode of Service Delivery (“MOSD”) used to deliver each LHS. There are 4 MOSDs: Permanent premises, Conveyances, Temporary Premises and Remote.

Under the HCSA, “healthcare service” means any of the following services, whether or not provided for reward:

(a)     assessment, diagnosis, treatment, prevention or alleviation of an ailment, a condition, disability, disease, disorder or an injury affecting any part of the human body or mind;

(b)    nursing or rehabilitative care of an individual suffering from an ailment, a condition, disability, disease, disorder or an injury mentioned in paragraph (a);

(c)     conduct of any clinical procedure to change, or that is intended to change, the appearance or anatomy of an individual;

(d)    assessment of the health of an individual; or

(e)     any other service of a medical or healthcare nature that is prescribed;

“licensable healthcare service” means a healthcare service specified in the First Schedule of the HCSA, being:

(a)     an acute hospital service;

(b)    an ambulatory surgical centre service;

(c)     an assisted reproduction service;

(d)    a blood banking service;

(e)     a clinical laboratory service;

(f)     a community hospital service;

(g)    a contingency care service;

(h)    a cord blood banking service;

(i)     an emergency ambulance service;

(j)     a human tissue banking service;

(k)    a medical transport service;

(l)     a nuclear medicine service;

(m)   an outpatient dental service;

(n)    an outpatient medical service;

(o)    an outpatient renal dialysis service;

(p)    a radiological service; and

(q)    a nursing home service.

“outpatient medical service” means any of the following healthcare services that is provided to an outpatient:

(a)     the examination of the outpatient’s body or mind;

(b)    the assessment of the outpatient’s health;

(c)     the observation and diagnosis of, and intervention in, the outpatient’s health condition;

(d)    the treatment of the outpatient for any condition, disability, disease, disorder or injury;

(e)     the provision of medical care to the outpatient;

(f)     the performance of either of the following which changes, or is intended to change, the outpatient’s appearance or anatomy:

(i)     a clinical procedure;

(ii)    an invasive procedure that penetrates beyond the epidermis layer of the outpatient’s skin;

(g)    any other healthcare service that is incidental to the provision of a healthcare service mentioned in paragraphs (a) to (f), including —

(i)     the conduct of any simple in vitro diagnostic test on the outpatient; and

(ii)    the conduct of any ultrasound imaging on the outpatient, but excludes the following:

(h)    the provision of any treatment or conduct of any procedure on an outpatient that requires the outpatient to be in a state of general anaesthesia;

(i)     the administration of any anaesthetic to cause general anaesthesia in an outpatient;

(j)     the conduct of any surgical procedure, other than a minor surgical procedure;

(k)    triaging to determine whether a patient needs to be admitted as an inpatient to receive care or treatment, and (if it is determined that the patient need not be so admitted) stabilizing the patient’s medical condition;

(l)     any provision of haemodialysis, or clinical care that is incidental to the provision of haemodialysis;

(m)   any provision of an ambulatory surgical center service, an assisted reproduction service, a clinical laboratory service, a nuclear medicine service or a radiological service; and

(n)    the certification of the death of any individual.

Aesthetic clinics such as ours that provide “clinical procedures” are regulated as “outpatient medical services” under the HCSA and require a license for the LHS offered by them.

Any person found providing a LHS but does not have a license will be guilty of an offence and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 2 years or to both, but if the person has any previous qualifying conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding 2 years or to both.

Additionally, any licensee found providing a LHS without approval for its MOSD shall be guilty of an office and liable on conviction, in the case of a first offence, to a fine not exceeding S$50,000 or to imprisonment for a term not exceeding 12 months or to both and if the licensee has a previous qualifying conviction, to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both.

Additionally, a licensee is required to keep and maintain proper medical records. Licensees are required under the HCSA to implement any prescribed safeguards to protect the medical records and any computer system used to keep and maintain those records against accidental or unlawful loss, modification or destruction, and unauthorized access, disclosure, copying, use or modification. Licensees are also required to: (a) monitor and periodically evaluate the aforementioned safeguards to ensure that the safeguards are effective and all individuals employed or authorized by the licensee who access or handle any aforementioned record comply with the safeguards; and (b) take all appropriate steps to ensure that each individual employed or authorized by the licensee who accesses or handles any record is aware of the relevant safeguards and the individual’s role and responsibility in maintaining the confidentiality, integrity and availability of the records.

Advertisement of licensable healthcare services

The HCSA provides that a person must not advertise, or cause to be advertised, a LHS unless the person is a licensee authorized to provide that LHS or is acting on the authority of the aforementioned licensee in advertising the LHS.

A person that fails to comply with the above will be guilty of an offence and shall be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding S$1,000 for every day or part of a day during which the offence continues after conviction.

Additionally, the licensee must ensure that the advertisement compiles with the following requirements under the HS Advertisement Regulations:

(a)     the information contained in the advertisement must be factually accurate and capable of being substantiated and must not be exaggerated, false, misleading or deceptive;

(b)    the advertisement must not be offensive, ostentatious or in bad taste or undermine the honor and dignity of any healthcare profession;

(c)     the advertisement must not contain any information that:

(i)     implies that the licensee can obtain results from the LHS the licensee provides that are not achievable by other licensees;

(ii)    creates an unjustified expectation from the LHS provided by the licensee;

(iii)   compares and contrasts the quality of the LHS provided by the licensee with the quality of the same LHS provided by another licensee; or

(iv)   deprecates any LHS provided by another licensee;

(d)    the advertisement must not contain any photograph, picture, video or film showing the appearance or a feature of any individual before and after, or only after, receiving any treatment:

(i)     whether or not the photograph, picture, video or film creates an unjustified expectation from the treatment; and

(ii)    whether all the photographs, pictures, videos or films relating to the same treatment are contained in one advertisement or more than one advertisement;

(e)     the advertisement must not contain any laudatory statement (including a statement of prominence or uniqueness) or superlative to describe the LHS provided by the licensee;

(f)     except as provided in the HS Advertisement Regulations, the information contained in the advertisement must not contain any review, testimonial or endorsement about the LHS provided by the licensee, including the services of any healthcare professional or employee of the licensee in relation to the provision of the LHS;

(g)    the advertisement must not provide information in such a manner as to amount to soliciting or encouraging the use of the LHS provided by any licensee.

The above also applies to any other websites which are hyperlinked and published by the licensee on the licensee’s website.

Nonetheless, the HS Advertisement Regulations does not prohibit a licensee, any healthcare professional or any employee of the licensee from showing to a patient, during a consultation by the patient, any photograph, picture, video or film that shows the appearance or a feature of the patient or any other individual before and after receiving any treatment provided by the licensee.

Further, under the HS Advertisement Regulations, a licensee and an authorized person must ensure that any advertisement that is not displayed within any approved permanent premises or approved conveyance of, or any temporary premises used by, the licensee appears only in newspapers, directories, medical journals, magazines, brochures, leaflets, flyers, pamphlets or the Internet (including mobile application software). However, a licensee is not prohibited from affixing any advertisement to any door, fence, grille, partition, wall or window of any approved permanent premises or approved conveyance of, or any temporary premises used by, the licensee, even if the advertisement is visible to any individual from outside the approved permanent premises, approved conveyance or temporary premises, as the case may be. An advertisement that is displayed within the approved permanent premises or approved conveyance of, or any temporary premises used by, the licensee may appear in any form or medium

Unless the licensee has obtained the prior written consent of an individual, a licensee and an authorized person (if applicable) must not advertise any LHS that the licensee provides: (a) by sending any advertisement to an individual through push technology; or (b) by distributing or giving, free of charge, any applicable advertising material to an individual.

Where an advertisement of any LHS provided by a licensee appears in a brochure, leaflet, flyer or pamphlet, the licensee and an authorized person must ensure that the brochure, leaflet, flyer or pamphlet contains the date of publication.

For accreditations, certifications or awards, a licensee must not display, or publish, disseminate or convey any information relating to any accreditation, certification, award, prize or other honor given to or conferred on the licensee by any person in relation to the licensee’s provision of any LHS, except as permitted under the HS Advertisement Regulations.

For reviews, testimonials and endorsements, a licensee and an authorized person must not display, publish or disseminate a review or testimonial, or an endorsement, by any person relating to a LHS provided by the licensee (including the services of any healthcare professional or employee of the licensee in relation to the provision of the LHS), except as permitted under the HS Advertisement Regulations.

For promotional programs, except as permitted under the HS Advertisement Regulations, a licensee and an authorized person must not advertise any program:

(a)     under which a gift (whether in the form of a good or service) or other benefit may be obtained by a patient of the licensee on the basis of the value or type of any LHS purchased from the licensee: (i) whether or not the program extends to the purchase of other goods and services; and (ii) whether or not the patient may accept another gift or benefit; and

(b)    for which the purpose or effect of which is to solicit or encourage the consumption of the of the LHS provided by the licensee.

Possession and use of high power lasers in clinics

The Radiation Protection Act 2007 (“RPA”) provides, among others, a framework for the control and regulation of the import, export, manufacture, sale, disposal, transport, storage, possession and use of radioactive materials and irradiating apparatus. Under the RPA, a person must not, except under and in accordance with a license:

(a)     import into, or export out of, Singapore any irradiating apparatus;

(b)    keep, have in the person’s possession or under the person’s control, or use any irradiating apparatus;

(c)     manufacture, or otherwise produce, any irradiating apparatus; or

(d)    sell, deal with or otherwise deal in any irradiating apparatus.

Any person who contravenes items (a) to (d) above shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding five (5) years or to both.

Under the Radiation Protection (Non-Ionising Radiation) Regulations 1991, a non-ionising irradiating apparatus license is required to manufacture, sell, possess, use, import and export a high power laser, which refers to a Class 3B or Class 4 laser apparatus. The organization in possession of these controlled laser apparatus will need to apply for an N2 (possession) license for each laser apparatus. The license holder will hold the responsibility of ensuring that the laser apparatus is only used by a trained and/or an authorized person.

The person who operates the laser apparatus will need to apply for an N3 (user) license, authorizing him to operate the laser. Only authorized users with the N3 license may operate the laser apparatus, unless an exemption has been obtained from the National Environmental Agency’s (“NEA”) Radiation Protection and Nuclear Science Group.

Class 4 lasers for application on human beings can only be used by registered medical practitioners at premises approved by MOH.

Any person importing or exporting a Class 3B or Class 4 laser apparatus, or laser system embedded with these laser classes is required to apply for the N4A (import) or N4B (export) licenses, respectively. The importer or exporter of the laser apparatus must possess the necessary N1 (dealer) license or N2 license before the N4A or N4B license will be granted. In most cases, the N4A and N4B licenses are applied for by the freight forwarding company on behalf of the importer and exporter.

Class 3B lasers are medium-power and moderate-risk laser devices that are capable of emitting ultraviolet, visible or infrared laser radiation. Laser beam from a Class 3B laser can have an output power ranging from 5 mW up to 500 mW for emission duration of longer than 0.25 seconds. These lasers are capable of causing temporary and permanent eye injury by exposure from the direct beam or specularly reflected beam. The extent and severity of the eye injury will depend upon several factors including the laser power entering the eye and the duration of the exposure. Skin injury from direct exposure to the laser may also be possible. Therapeutic lasers, acupuncture lasers, bio-stimulation lasers are all under Class 3B lasers.

Class 4 lasers are high-power and high-risk lasers that are capable of emitting ultraviolet, infrared or visible laser radiation at levels exceeding the accessible emission levels for Class 3B. Typically, these lasers have power output of 500 mW or greater. These lasers can produce a hazardous direct beam or specularly reflected laser beam that can injury the eye immediately (and permanently). They may also burn the skin and/or cut the flesh.

Presently, intense pulse light (“IPL”) (a non-invasive treatment that uses broad-spectrum light to target pigment, blood vessels, and collagen-producing cells in the skin) is not a controlled apparatus which requires the radiation license from NEA. However, operators of IPL are advised to take note of the risk involved and work with care to ensure there is sufficient protection for the eyes of the people in the vicinity of the IPL apparatus.

Regulations on consumer protection and fair trading

The aesthetics industry, in its provision or promotion of goods and services to consumers in Singapore, is regulated under the CPFTA. Under the CPFTA, it is an unfair practice for a supplier (i) to do or say anything, or omit to do or say anything, if as a result a consumer might reasonably be deceived or misled; (ii) to make a false claim; or

(iii) to take advantage of a consumer if the supplier knows or ought reasonably to know that the consumer is not in a position to protect his or her own interests or is not reasonably able to understand the character, nature, language or effect of the transaction or any matter related to the transaction.

Some examples of unfair practices specified in the Second Schedule of the CPFTA include using high-pressure sales tactics to coerce consumers into making a purchase, falsely representing that goods or services are available at a discounted price for a limited time when they will actually be available for a substantially longer period, and charging a price for goods or services that is substantially higher than an estimate provided to the consumer, except where the consumer has expressly agreed to the higher price in advance.

Cases of unfair practices are initially handled by the CASE for local consumers and the STB for tourists. CASE assists aggrieved consumers in obtaining redress and, in some cases, compensation through negotiation and/or mediation. If errant suppliers persist in unfair practices, they may enter into a voluntary compliance agreement with CASE or STB. Persistent engagement in unfair practices may lead CASE and STB to refer the supplier to the CCCS for non-criminal infringements or to lodge a report with the Singapore Police Force if the case involves criminal conduct.

As the administering agency of the CPFTA, CCCS investigates egregious suppliers identified by CASE and STB, applies to the Singapore courts for injunction orders against suppliers engaging in unfair practices, and ensures compliance with these orders. A breach of an injunction order is a criminal offence that could result in fines and/or imprisonment.

Regulations on health products

Health Products Act

The HSA, established by the Health Sciences Authority Act 2001, operates under the oversight of MOH. The HSA regulates the health product industry in Singapore and administers health-related laws and regulations, ensuring that health products meet the safety, quality and efficacy standards.

The HSA administers the Health Product Act 2007 (“HPA”) and its related regulations.

Cosmetic and Therapeutic Products

Under the HPA, health products include both cosmetic and therapeutic products. Except in such cases as may be prescribed, a valid importer’s license is required to import cosmetic and therapeutic products including for botulinum toxin and a valid wholesaler’s license is required to engage in the wholesale supply of such products. In addition, no person shall manufacture or supply any health products to any other person unless such products have been registered in accordance with the provisions of the HPA. Any person who contravenes the provisions in the HPA shall be guilty of an offence. The HPA imposes various sanctions on the failure to comply with the regulations for the manufacture, import, supply, presentation and advertisement of health products. For instance, any person who contravenes the prohibition against the supply of unregistered health products shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$50,000 or to imprisonment for a term not exceeding 2 years or to both.

Regulations on doctors

Medical registration of doctors

Our registered medical professionals are regulated by the SMC under the MRA and the Medical Registration Regulations 2010. The SMC has oversight over the medical profession in Singapore and is responsible for maintaining the register of medical practitioners, overseeing continuing medical education, and regulating professional conduct and ethics.

The MRA governs the registration of medical professionals. All medical practitioners must be registered with the SMC and issued a practicing certificate before they can practice medicine in Singapore. The aim of the MRA is to establish mechanisms to uphold standards of practice within the medical profession and maintain public confidence.

Ethical conduct of doctors

The 2016 ECEG and Handbook on Medical Ethics 2016 edition (“2016 HME”) provides guidance for inculcating good medical practice in Singapore based on the fundamental tenets of medical ethics.

In particular, Guideline B6 of the 2016 ECEG stipulates that in general, untested treatments that are not generally accepted by the medical profession can only be offered to patients in two forms: (i) in the context of formal and approved clinical trials which would be subject to the ethics of research, or (ii) as innovative therapy which may only be offered when conventional therapy is unhelpful and it is a desperate or dire situation.

Guideline B6.1 of the 2016 HME defines “innovative therapy” as “a completely novel or significantly modified standard therapy with little or nothing in the way of studies or scanty evidence of efficacy, effects or side effects”. Under the 2016 HME and 2016 ECEG, doctors may offer such innovative therapy to patients in desperate or dire situations, and where conventional therapy is unhelpful. In such instances, patients’ informed consent must be obtained, failing which the doctor may be struck off the Singapore Registrar of Medical Practitioners.

Guideline B8 of the 2016 ECEG also provides that any medical research on human subjects or trials of any treatment on patients must be approved by the Institutional Review Board or Ethics Committee (as referred to in the 2016 ECEG) and conform to the Singapore’s Good Clinical Practice guidelines and other existing guidelines on human biomedical research.

Guidelines on Aesthetics Practices

The Guidelines on Aesthetic Practices for Doctors 2016 edition are jointly implemented by the Academy of Medicine, Singapore, the College of Family Physicians, Singapore and the SMC, and serve as guidelines on aesthetic practices for medical practitioners. Together with the 2016 HME and 2016 ECEG, some of the relevant guidelines are as follows:

(1)    As aesthetic practice is not a recognized specialty, the doctors must not mislead the public into thinking they are a specialist in aesthetic medicine. They must continue to make themselves known to the public only by the relevant SMC-approved designations. The word “aesthetic” should not be used in their title. For instance, a doctor who is a General Practitioner/Family Physician and who provides and performs aesthetic procedures should only employ the title or designation of General Practitioner/Family Physician, as the case may be.

(2)      The medical treatment provided in the context of aesthetic practice must extend beyond the “Do No Harm” principle and be seen to benefit the patient positively. The treatments must be shown to be effective and safe and their practice must be licensed to provide them.

(3)      The doctors must take reasonable care to ensure that their patients do not have psychological or psychiatric illnesses involving self and body image before providing aesthetic procedures to them.

(4)     The doctors must advise patients of side effects and adverse outcomes beyond those that are more common as aesthetic practices do not cure or ameliorate disease and illness and aesthetic treatments are not medically necessary. For the purpose of obtaining consent, risks that are lower than those required to be disclosed in conventional medicine must be disclosed.

(5)    As all aesthetic procedures are elective, for the more invasive and surgical procedures, there must be a reasonable “cooling off” period between patients giving consent and the treatment, the duration being proportional to the invasiveness of the procedures and whether deep sedation or general anaesthesia is needed.

(6)    The doctors must not exploit patients’ vulnerabilities and insecurities about self-esteem and perception of body image. When advertising or advising on aesthetic procedures, you must recognize patients’ expectations and give objective and comprehensive information to patients about the procedures as well as what outcomes may be reasonably expected.

(7)    The doctors must recognize patients’ expectations and give objective and comprehensive information to them about the procedures as well as what outcomes may reasonably be expected. Patients seeking aesthetic procedures often have heightened expectations about what can be achieved. Even if the procedures are competently done, patients may still be disappointed by the results. As such, the doctors must advise patients that their idealized appearance may not be possible and they should have realistic expectations of the results.

(8)   Aesthetic procedures must not be offered or performed on minors or persons with diminished mental capacity, unless the doctors have independent professional assessments indicating that these procedures are indeed in these patients’ best interest.

(9)      The doctors who perform or intend to perform aesthetic procedures are encouraged to engage in a rigorous quality assurance framework or peer review as well as case discussions on a regular basis.

(10)   The doctors performing aesthetic procedures should note the respective classification of their procedures and comply with the recommendations made on the minimum standards of training, qualification and practice laid out in the guidelines, as well as any requirements set by the MOH.

Regulations on nurses

The Nurses and Midwives Act 1999 (“NMA”) provides for, among others, the establishment of the SNB and the registration of nurses in Singapore as well as other related matters.

The NMA provides that no person shall employ or engage a person who is not a qualified nurse to carry out any act of nursing. An act of nursing includes (i) the observation, care and counsel of the ill, injured or infirm, (ii) the maintenance of health or prevention of illness of others or (iii) the supervision or teaching of nursing. A qualified nurse is defined as a registered or enrolled nurse who holds a valid practicing certificate from the SNB authorizing him to practice nursing.

Any person who contravenes the foregoing shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both. In any proceeding for such an offense, it shall be a defense for a defendant to prove that (a) he did not know that the person concerned was not a qualified nurse; and (b) he had exercised due diligence to ascertain if that person was a qualified nurse.

Regulation on workplace safety

Workplace Safety and Health Act 2006

Under Section 12 of the Workplace Safety and Health Act 2006 of Singapore (“WSHA”), every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. Pursuant to Section 12(3), such measures include, but are not limited to:

(i)      providing and maintaining for such persons a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work;

(ii)     ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by such persons;

(iii)    ensuring that such persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer;

(iv)    developing and implementing procedures for dealing with emergencies that may arise while such persons are at work; and

(v)     ensuring that such persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

In addition to the above, under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“Commissioner”) may, amongst others, inspect and examine any workplace and any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in the workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is required for the purpose of an investigation or inquiry under the WSHA.

The WSHA empowers the Commissioner to serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

Additional duties apply to employers under the Workplace Safety and Health (General Provisions) Regulations. Where any person at work in any workplace carries out any process, operation or work involving exposure to any infectious agents or biohazardous material which may constitute a risk to his health, the employer of such person has a duty to take effective measures to protect that person from their harmful effects.

Regulations on employment

The Employment Act 1968

The Employment Act 1968 of Singapore (the “EA”) is administered by the Ministry of Manpower and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. The term “employee” is defined in the EA to mean a person who has entered into or works under a contract of service with an employer and includes, among others, a workman, but does not include certain specified categories of employees including, among others, any domestic worker. The provisions of the EA include (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In particular, Part IV of the Employment Act sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month (excluding overtime payments, bonus payments, annual wage supplements, productivity incentive payments and any allowance however described) and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month (excluding overtime payments, bonus payments, annual wage supplements, productivity incentive payments and any allowance however described). Section 38(8) of the Employment Act provides that an employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security, where urgent work is to be done to machinery or plant, or where an interruption of work which was impossible to foresee. In addition, Section 38(5) limits the extent of overtime work that an employee can perform to 72 hours a month.

An employer who breaches the above provisions shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 and/or to imprisonment for a term not exceeding 12 months.

Central Provident Fund Act 1953

The Central Provident Fund Act 1953 (“CPF Act”) governs the contributions made by employers and employees into the central provident fund (“CPF”). The CPF Act is administered by the CPF Board.

Section 7(1) of the CPF Act provides that subject to Section 69 of the CPF Act and any regulations made under Section 77(1) of the CPF Act, every employer of an employee shall pay to the CPF monthly in respect of each employee contributions at the appropriate rates set out in the First Schedule of the CPF Act. Notwithstanding the provisions of any written law or any contract to the contrary, an employer is entitled to recover from the monthly wages of an employee the amount shown in the First Schedule of the CPF Act as so recoverable from the employee. Employers who fail to make the prescribed CPF contributions are liable to pay interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and such interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Section 7(3) of the CPF Act provides that where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPF Act and fails to pay the contributions to the CPF within such time as may be prescribed, he shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding seven (7) years or to both.

Section 61(1) of the CPF Act provides that except as otherwise provided in Section 61(2) of the CPF Act, any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction (i) to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both; and (ii) if that person is a repeat offender in relation to the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Section 61(2) of the CPF Act provides that where any person (i) is guilty of an offence under Section 7(5) or 58(1)(b) of the CPF Act; or (ii) being a director, manager or secretary or any other officer of a body corporate, is guilty of an offence under Section 60 by virtue of the fact that an offence under Section 7(3) or (5) or 58(1)(b) of the CPF Act has been committed by that body corporate and is found to have been committed with the consent or connivance of or to be attributable to any act or default on the part of that person, that person shall be liable on conviction (a) to a fine of not less than S$1,000 and not more than S$5,000 or to imprisonment for a term not exceeding six months or to both; and (b) if that person is a repeat offender in relation to the same offence, to a fine of not less than S$2,000 and not more than S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

The Employment of Foreign Manpower Act 1990

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”), and regulated by the Ministry of Manpower. Under Section 5(1) of the EFMA, no person shall employ a foreign worker unless the foreign worker has obtained a valid work pass from the Controller of Work Passes under Section 7 of the EFMA and in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”). An employer of foreign workers is also subject to, among others, the EA and the Immigration Act 1959. A work pass includes the following: (a) employment pass, for foreign professionals, managers and executives earning at least S$5,000 per month and who have acceptable qualifications; (b) S pass, for mid-level skilled staff who earn at least S$3,000 per month and who meet the assessment criteria; and (c) work permit for foreign worker, for semi-skilled foreign workers.

Any person who contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall: a) be liable on conviction to a fine not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and b) on a second or subsequent conviction: (i) in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

The EFMR requires employers of work permit holders, among others, to: a) bear the costs of medical treatment (unless in excess of the minimum mandatory coverage in certain instances); b) provide safe working conditions and take such measures as are necessary to ensure the safety and health of the foreign employee; c) provide acceptable accommodation consistent with any law or governmental regulations; and d) purchase and maintain medical insurance for inpatient care and day surgery, with coverage of at least S$60,000 (for policies with start date effective on or after 1 July 2023) per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months).

Regulations on data protection

The PDPA generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Additionally, prior to sending marketing messages addressed to Singapore telephone numbers, organizations must check “Do-Not-Call” registries, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions for certain failures to comply with the PDPA, including the Do-Not-Call requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of (a)(i) up to $1 million or (ii) in the case of a contravention by an organization whose annual turnover in Singapore exceeds $10 million, 10% of the annual turnover in Singapore of the organization, and/or (b) imprisonment.

MANAGEMENT

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Wong Ming Kwong	64	Executive Director and Chief Executive Officer
Mr. Then Chee Chat	59	Executive Director and Deputy Chief Executive Officer/Chief Financial Officer
Dr. Shiau Ee Leng	56	Chief Medical Officer
[•]*	[•]	Independent Director Nominee
[•]*	[•]	Independent Director Nominee
[•]*	[•]	Independent Director Nominee

____________

*        Appointment to take effect on the effective date of the registration statement of which this prospectus forms a part.

No arrangement or understanding exists between any such executive director, executive officer or independent director nominee and any other persons pursuant to which any executive director or executive officer was elected as a director or executive officer. Our directors (including our executive director, executive officer or independent director elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serves at the pleasure of our board.

The following is a brief biography of each of our executive directors and executive officers, key personnel, and independent director nominees:

Executive Directors and Executive Officers

Mr. Wong Ming Kwong

Mr. Wong Ming Kwong is the chief executive officer and executive director of our Company. Mr. Wong is primarily responsible for developing and implementing business growth strategies & objectives, managing relationships with key stakeholders and steering overall Group’s directions.

Mr. Wong, a veteran in corporate finance restructuring & IPOs since 2005, has a portfolio of successful Singapore SMEs listing in SGX (Singapore Stock Exchange) Catalist. Mr. Wong was an executive director for China Fashion Holdings Limited (fashion design & garment manufacturing), from December 2009 to May 2011, an executive director of ITE Electric Co. Limited (electrical distribution, lighting, and control equipment) from September 2014 to September 2016, a non-executive director at Mary Chia Holdings Limited (beauty, slimming, spa & lifestyle) from June 2009 to December 2012, an independent director for Old Chang Kee Limited (F&B retail & production chain) from July 2010 to July 2015 and a non-executive director of Goodland Group Limited (property development & construction), from August 2009 to January 2018. These companies are listed either on the Catalist or the Main Board of the SGX-ST.

From September 1990 to August 1992, he was the marketing communications manager for the motors group, Inchcape Sendirian Berhad, and subsequently, the business development manager till April 1993. Mr. Wong spearheaded business development as a sales and marketing manager in Singapore National Printers Pte Ltd (now known as SNP Corporation Ltd) from May 1993 to December 1995. Following that, he became the marketing director of APV Asia Pte Ltd, part of the Invensys PLC global technology and controls group, before being promoted to managing director (Greater China Division) in January 1997, a key position he held until December 1998. In addition, Mr. Wong has a business interest in Key Elements Consulting Pte Ltd. since 1999.

Mr. Wong holds a Bachelor of Arts (Second Upper Honours) (Chinese Studies) 1985 and Bachelor of Arts (Economics and Statistics) 1984 degree from the National University of Singapore. He also holds a Graduate Diploma in Marketing from the Marketing Institute of Singapore.

Mr. Then Chee Tat

Mr. Then Chee Tat is our deputy chief executive officer and chief financial officer. Mr. Then essentially acts as the primary financial steward for our Group. He is responsible for overseeing all aspects of the company’s finances, including financial planning, reporting, cash flow management, investor relations, compliance with regulations, and providing strategic financial advice.

Mr. Then is a chartered accountant with a strong foundation in finance, healthcare, and corporate management. His experience spans both public and private sectors, with expertise in corporate finance, healthcare management, and operational leadership.

Mr. Then’s career started as deputy director (international tax) at Singapore’s Ministry of Finance, where he contributed to corporate taxation frameworks. At the National Healthcare Group, he worked on manpower planning initiatives and implemented changes to enhance talent retention and performance systems within Singapore’s public healthcare sector. As chief financial officer at SoilBuild Group Holdings, an SGX-listed company, Mr. Then supported the company’s financial growth by improving reporting processes, strengthening investor engagement, and facilitating capital raising efforts. In his last corporate role as finance director for Neptune Orient Lines’ logistics division, he managed financial reporting and performance reviews across multiple regions before transitioning to entrepreneurship.

Since 2008, he has been leading our Group, overseeing its development into a premium medi-aesthetic chain in Singapore. Mr. Then led ClearSK Group to win Singapore Prestige Brand (2013), One Asia Prominent Awards (2014), Singapore Quality S Class Award (2015) and has developed WSQ-funded courses certified by Skills Future Singapore for ClearSK Consultant-Therapists.

Key Personnel/Executive Officers

Dr. Shiau Ee Leng

Dr. Shiau is a senior healthcare leader and medical professional working in Singapore and Shanghai, with a specialized focus on wellness and aesthetic medicine.

A top student, Dr Shiau is an alumni of the Convent of Holy Infant Jesus schools, Raffles Girls’ Secondary and Hwa Chong Junior College. She is fluent in Mandarin, English and French. She won an exchange program scholarship to study in France granted by the Ministry of Education, Singapore. She enjoys reading and playing music in her free time, notably the piano as well as the drums. Her free time is spent attending overseas doctors’ conferences to speak as well as update her knowledge of the latest developments in aesthetic medicine.

As the Group Medical Director of ClearSK Medical Group and a highly experienced physician, Dr. Shiau designs the curriculum of the training academy that to date has trained many doctors who practiced in ClearSk group in Singapore and Shanghai. She plays a pivotal role in advancing medical aesthetics and wellness solutions. She is a recognized expert in aesthetic treatments, and was appointed trainers and key opinion leaders for many established medical aesthetic technologies, viz Galderma aesthetics, Allergan Aesthetics, Emface, Emsculpt Neo, Coolsculpting, Syneron, Thermage, Ultherapy. She is also respected by the South Korean medical aesthetics community and is KOL and trainers of Rejuran skincare and Classys Ultraformer and Volnewmer systems. She is appointed as master trainer for Sculptra for Asia Pacific by Galderma Singapore since 2019. She co-published a paper on sculptra in 2019.

The breadth and depth of her knowledge allows her to design skincare and wellness programs both for the healthy as well those requiring more expert advice. She is amongst the pioneer group of doctors to embrace the use of cosmetic lasers in the early 2000s and witnessed the introduction of BOTOX and use of dermal fillers to Singapore.

She graduated with an MBBS degree from the NUS Yong Loo Lin School of Medicine in 1993, followed by Master of Medicine (Family Medicine) in 1999 and Diploma of FP Dermatology (2004) both from NUS and Diploma in Aesthetic Medicine (AAAM, USA) 2005.

In her early days as a senior Family Physician with MCGP certification she mentors medical students as an NUS appointed tutor.

She was in the organizing committee of Singapore conference of Aesthetic Medicine (“CAM”) offering training conferences for young doctors in Singapore from 2003 for over 10 years but has now retired but remains advisor to the executive committee to the Singapore Society of Aesthetic Medicine. In 2007 she was spooned chairperson to CAM 2007 that invited over 100 doctors both local and overseas.

Dr Shiau is part of the Singapore entrepreneur leadership community and has been a key member of the US-founded Entrepreneur Organization (“EO”) Singapore chapter since 2017, and has served on its board. With expansion of the ClearSK group to China, she is also actively involved in the APAC business community known as EO Asia Bridge group. Additionally, Dr. Shiau and ClearSK Clinic were credited as contributors to a research paper published in the Journal of Cosmetic Dermatology in 2023.

Independent Director Nominees

[•]

[•]

[•]

Family Relationships

There are no family relations in respect of any member of the board of directors.

Board of Directors

Our board of directors will consist of five Directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Leadership Structure and Risk Oversight

Our board of directors actively manages our Company’s risk oversight process and receives periodic reports from management on areas of material risk to our Company, including operational, financial, legal, and regulatory risks. In addition to other functions, the committees of the board will assist the board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee will assist the board of directors with its oversight of our financial risk exposure. The remuneration committee will assist the board with its oversight of risks arising from our compensation policies and programs. The nominating and corporate governance committee will assist the board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks along with their other respective responsibilities, the entire board of directors will continue to be regularly informed about the work of each committee and any associated risks.

Board composition and director independence

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market or another national securities exchange. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. Following this offering, we do not intend to rely on home country practice as a majority of the directors on our board will be independent directors. As a result of being a foreign private issuer, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

Committees of the Board

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to establish an audit committee, a remuneration committee and a nominating and corporate governance, each of which will operate pursuant to a charter adopted by our board that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board may also establish other committees from time to time to assist our Company and the board. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market or another national securities exchange and SEC rules and regulations, if applicable. Upon our listing on Nasdaq Capital Market or another national securities exchange, each committee’s charter will be available on our website at www.regeniquegroup.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

              ,                and               , all of whom are Independent Directors nominees, will serve on the audit committee, which will be chaired by               . Our board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq Capital Market or another national securities exchange, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board has designated                as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Remuneration committee

              ,                and               , all of whom are Independent Directors nominees, will serve on the remuneration committee, which will be chaired by               . Our board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Capital Market or another national securities exchange. The remuneration committee’s responsibilities include:

•        evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board the cash remuneration of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our remuneration and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Capital Market or another national securities exchange rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board the compensation of our Directors; and

•        preparing the remuneration committee report required by SEC rules, if and when required.

Nominating and corporate governance

              ,                and               , all of whom are independent directors nominees, and will serve on the nominating and corporate governance, which will be chaired by               , our board has determined that each member of the nominating and corporate governance is “independent” as defined in the applicable Nasdaq Capital Market or another national securities exchange rules. The nominating and corporate governance’s responsibilities include:

•        developing and recommending to the board’s criteria for board and committee membership;

•        establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

•        reviewing the composition of the board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nominating and corporate governance and board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nominating and corporate governance’s and board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nominating and corporate governance and board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nominating and corporate governance’s and board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq Capital Market or another national securities exchange listing rules and the rules of other national securities exchanges include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market or other national securities exchange. The application of such exceptions requires that we disclose each Nasdaq Capital Market or other national securities exchange corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Capital Market or other national securities exchange corporate governance standard. We intend to follow the requirements of the Nasdaq Capital Market or another national securities exchange, including the following:

•        the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Capital Market listing rules;

•        the requirement under Section 5605(d) of the Nasdaq Capital Market listing rules that a remuneration committee comprised solely of independent directors governed by a remuneration committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of the Nasdaq Capital Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•        the Shareholder Approval Requirements under Section 5635 of the Nasdaq Capital Market listing rules; and

•        the requirement under Section 5605(b)(2) of the Nasdaq Capital Market listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

In the event that we elect in the future to rely on home country practice in regards to corporate governance, we would not be obliged to follow the above listed Nasdaq Capital Market listing rules and investors may have fewer protections.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.regeniquegroup.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market or another national securities exchange.

Insider Trading Policies

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Our board has adopted an insider trading policy that allows insiders to sell securities of our Company pursuant to pre-arranged trading plans.

Compensation of Executive Directors and Executive Officers

For the fiscal year ended September 30, 2024, we paid an aggregate of approximately S$240,000 (US$187,046) in cash to our executive directors and executive officers.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Employment Agreements

Employment Agreement between Mr. Wong and Regenique Group Limited

As of the effectiveness of this registration statement of which this prospectus forms a part, we will enter into an employment agreement with Mr. Wong pursuant to which he will be employed as an executive director and the chief executive officer of the Company. The agreement provides for an annual base salary equal to S$[•][Note: will provide after confidential submission]. Under the terms of the agreement, Mr. Wong’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. The agreement also provides that Mr. Wong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Employment Agreement between Mr. Then and Regenique Group Limited

As of the effectiveness of this registration statement of which this prospectus forms a part, we will enter into an employment agreement with Mr. Then pursuant to which he will be employed as an Executive Director and the deputy chief executive officer/chief financial officer of the Company. The agreement provides for an annual base salary equal to S$[•][Note: will provide after confidential submission]. Under the terms of the agreement, Mr. Then’s employment will begin for an initial term of one year. The initial term will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. The agreement also provides that Mr. Then shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with our Group.

Directors’ Agreements [Note: will provide after confidential submission]

Each of our directors will enter into a director’s agreement with the Company effective upon the closing of this offering. The terms and conditions of such director’s agreement will be similar in all material aspects. Each director’s agreement is for an initial term of one year and will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the director successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the directors’ agreements, the initial annual director fees that are payable to our Independent Directors Nominees is as follows:

[•]	US$	[•]
[•]	US$	[•]
[•]	US$	[•]

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of the ordinary shares as of the date of this registration statement by:

•        each of our executive officers, directors and director nominees;

•        all of the executive officers, directors and director nominees of as a group; and

•        each person known to us who will beneficially own more than 5% of the ordinary shares.

The calculations in the table below are based on 40 Class A Ordinary Shares and          Class B ordinary shares issued and outstanding prior to the completion of this offering, and         Class A Ordinary Shares and         Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Before This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership*	% of Aggregate Voting Power**	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership*	% of Aggregate Voting Power**
Directors and Executive Officers:
Ming Kwong Wong	20	—	50	50
Chee Tat Then(1)	20	—	50	50
Ee Leng Shiau(1)	20	—	50	50
[Independent Director Nominee]	—	—	—	—
[Independent Director Nominee]	—	—	—	—
[Independent Director Nominee]	—	—	—	—
All directors and executive officers as a group	40	—	100	100

5% of Greater Shareholders:
Ming Kwong Wong	20	—	50	50
Chee Tat Then(1)	20	—	50	50
Ee Leng Shiau(1)	20	—	50	50

____________

Notes:

*        For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding.

**      For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B Ordinary Shares as a single class. Each holder of Class B Ordinary Shares is entitled to 15 votes per share, subject to certain conditions, and each holder of our Class A Ordinary Shares is entitled to 1 vote per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

(1)      Represent (i) 10 ordinary share held by Chee Tat Then and (ii) 10 ordinary share held by Ee Leng Shiau. Ee Leng Shiau is the spouse of Chee Tat Then.

As of the date of this prospectus, we had no ordinary shares held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Securities Issuances

See “Description of Share Capital — History of Securities Issuances” for a description of our securities issuances in the past three years.

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended September 30, 2023 and 2024, and as of the date of this prospectus.

Amount due from related parties by our Company

Name of related parties	Relationship	Nature of transactions	As of September 30,			As of the date of this prospectus
			2023	2024	2024
			S$	S$	US$	S$	US$
ClearSK Aesthetics Academy Sdn. Bhd. (“CAA”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)	Payment on behalf	—	96,987	75,592	277,671	216,417
Then Chee Tat	Shareholder	Advances	2,868,351	—	—	—	—
Dr. Shiau Ee Leng	Shareholder	Advances	900,872	—	—	—	—

The amounts due from the related parties listed above are interest free, unsecured, and due on demand without an agreement.

Amount due to related parties by our Company

Name of related parties	Relationship	Nature of transactions	As of September 30,			As of the date of this prospectus
			2023	2024	2024
			S$	S$	US$	S$	US$
Dr Chen Yiming	Deputy Medical Director and director of subsidiaries CSKC Pte. Ltd. and CSKC Medispa Pte. Ltd.	Dividend payable and other payable	114,100	6,100	4,754	6,100	4,754

The amounts due to the related parties listed above are interest free, unsecured, and due on demand without an agreement.

Transactions entered with related parties by our Company

Name of related parties	Relationship	Nature of transactions	As of September 30,			As of the date of this prospectus
			2023	2024	2024
			S$	S$	US$	S$	US$
ClearSK Aesthetics Academy Sdn. Bhd. (“CAA”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)	Payment on behalf for accounting and administrative services	157,863	249,532	194,485	411,334	320,595
SGP Healthcare Investments Pte. Ltd. (“SGP”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)	Rental expense	229,992	155,659	121,321	182,858	142,520
SGP	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)	Assignment of warehouse to Company(1)	—	1,130,000	880,722	1,130,000	880,722
Supergenics	Mr. Wong, our chief executive officer and executive director, is the controlling shareholder and a director at Supergenics	License Agreement	—	—	—	—	—

____________

Note

(1):    The warehouse at 114 Lavender Street #09-91 CT Hub 2, Singapore 338729 was assigned by Clearsk Medi-Aesthetics (West) Pte. Ltd. to ClearSK Medi-Aesthetics (Westgate) Pte Ltd to support its strategic growth pursuant to a deed of assignment.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 13, 2024, and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time and the Companies Act (As Revised) of the Cayman Islands (which we will refer to as the “Companies Act” under this section) and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, comprising of (i) 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of nominal or par value of US$0.0001 each. We will issue Class A Ordinary Shares in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares that is currently and will remain effective upon the closing of this offering.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted the Amended and Restated Memorandum and Articles of Association, which we refer to below as our post-offering memorandum and articles of association and is currently effective and shall remain in effect after the date of the Company’s listing on the Nasdaq Capital Market. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares and Class B Ordinary Shares, if any, shall be in such form as our directors may determine. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends.    Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to the vote at general meetings of our Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our board anytime. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the outstanding shares in our company carrying the right to vote such the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold at least ten percent of the rights to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting. If the directors do not convene such meeting within twenty-one clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares.    Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary shares is to be transferred does not exceed four;

•        the ordinary shares transferred is free of any lien in favor of the Company; and

•        any applicable fee of such maximum sum as the Nasdaq Capital Market (to the extent applicable) may determine to be payable, or such lesser sum as our board may from time to time require, related to the transfer is paid to us.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board may, in their absolute discretion, from time to time determine, provided always that the registration of transfers shall not be suspended nor the register of members closed for more than 30 clear days in any year.

Liquidation.    If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares.    Subject to the terms of allotment, our board may from time to time make calls upon shareholders for any amounts unpaid on their shares including any premium, and each shareholder shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to us at the time or times so specified the amount called on such shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and (c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares. When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders holding not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Unless the terms on which a class of Shares was issued state otherwise, the rights conferred upon the holders of the shares of any class issued shall not, be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board to issue additional ordinary shares from time to time as our board shall determine, to the extent out of available authorized but unissued ordinary shares.

Inspection of Books and Records.    Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Ordinary shares

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or principal shareholders and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by our board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold at least ten percent of the rights to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of our board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering memorandum and articles of association, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of the company.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Independent Directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association will not provide for cumulative voting.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors is governed by the terms our post-offering memorandum and articles of association under the laws of the Cayman Islands.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissenting shareholder of a Cayman constituent is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Conflicts of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to our director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

Under our post-offering memorandum and articles of association, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law and our post-offering memorandum and articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution of our shareholders.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders holding not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be varied by the creation or issue of further shares ranking pari passu with existing shares of that class.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on our directors of the corporation.

Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Our Company was incorporated in the Cayman Islands on November 13, 2024. Upon our incorporation, our Company has an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value of US$0.001 each.

In connection with our internal reorganization, we issued and allotted one ordinary share to Mr. Then, one ordinary share to Dr. Shiau, and two ordinary shares to Ogier Global Subscriber (Cayman) Limited for a consideration at par value of US$0.001 on November 13, 2024. On November 13, 2024, Ogier Global Subscriber (Cayman) Limited transferred 2 ordinary shares to Mr. Wong.

On April 8, 2025, director resolutions were passed to authorize the redesignation of the four issued ordinary shares as 40 issued Class A ordinary shares.

The above issuances were exempt from registration under Section 4(a)(2) of the Securities Act because they were transactions by an issuer not involving any public offering. Save for the above, there is no other securities issuance in the past three years.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and while we intended to apply for the listing of our Class A Ordinary Shares on Nasdaq, we cannot assure you that an active trading market for our Class A Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our Class A Ordinary Shares.

Upon the closing of this offering, we will have         outstanding ordinary shares, comprised of         Class A Ordinary Shares and         Class B Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. All of the Class A Ordinary Shares sold in this offering and the Class A Ordinary Shares they represent will be freely transferable without restriction or further registration under the Securities Act, except for any Class A Ordinary Shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Lock-Up Agreement

We have agreed, for a period of six months after the closing date, and our directors, executive officers and holders of 5% or more of our ordinary shares or securities convertible into or exercisable for ordinary shares prior to this offering have agreed, for a period of six months from the date of this prospectus, not to (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting”.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A Ordinary Shares may dispose of significant numbers of the Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the Class A Ordinary Shares, or the availability of the Class A Ordinary Shares for future sale, will have on the trading price of the Class A Ordinary Shares from time to time. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A Ordinary Shares.

Rule 144

Non-affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any of our affiliates who owns shares that were acquired from us or an affiliate of us for at least six months (if subject to compliance with the public information requirement of Rule 144(c)) or one year (in any other case) prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•        1% of the number of our ordinary shares then outstanding of the same class, which will equal approximately         Class A Ordinary Shares immediately following this offering, or         Class A Ordinary Shares if the underwriters exercise their option in full to purchase additional Class A Ordinary Shares; or

•        the average weekly reported trading volume of our Class A Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

In addition, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Class A Ordinary Shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

We have not issued any securities in reliance on Rule 701.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Singapore and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.    This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Singapore Taxation

Dividend Distributions

One Tier Corporate Taxation System

Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends paid to both resident and non-resident shareholders.

Goods and Services Tax

The Goods and Services Tax in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 9%.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore. In general, the control and management of a company’s business is vested in its board of directors and its tax residency is generally where its board of directors meet to make strategic business decisions of the company.

Corporate taxpayers (both residents and non-residents) are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)     such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received;

(b)    at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(c)     the comptroller of income tax in Singapore is satisfied that the tax exemption would be beneficial to the recipient of the specified foreign income.

The corporate tax rate in Singapore is currently 17%. In addition, with the first S$200,000 of chargeable income being partially exempt from tax as follows:

(a)     75.0% of the first S$10,000 of chargeable income; and

(b)    50.0% of the next S$190,000 of normal chargeable income.

The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares in this offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example,

•        banks or other financial institutions,

•        insurance companies,

•        regulated investment companies,

•        real estate investment trusts,

•        grantor trusts,

•        broker, dealers, or traders in securities, commodities, currencies, or notional principal contracts,

•        partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners,

•        tax-exempt organizations (including private foundations or government organizations),

•        retirement plans,

•        certain former citizens or long-term residents of the United States,

•        investors who are not U.S. Holders,

•        investors that own (directly, indirectly, or constructively) 10% or more of our shares (by vote or value),

•        investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, or other integrated transaction,

•        corporations that accumulate earnings to avoid U.S. federal income tax,

•        or investors that have a functional currency other than the U.S. dollar,

all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of dividends and other distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income when actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances, including the effects of any change in law after the date of this prospectus. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Class A Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any

U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this net investment income tax to your income and gains in respect to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Revere Securities LLC is acting as the representative and sole book-running manager (the “representative”), have severally agreed to purchase, and we have agreed to sell to them, the number of our Class A Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Class A Ordinary Shares
Revere Securities LLC
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days after the date of closing of this offering, to purchase up to         additional Class A Ordinary Shares (15% of the number of Class A Ordinary Shares offered in this offering) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional         Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to pay the underwriters advisory fees in the amount of $50,000, of which $20,000 were paid upon the execution of an engagement agreement with Revere Securities LLC and $30,000 will be due within three business days of the first public filing of the registration statement of which this prospectus forms a part.

We have agreed to pay a non-accountable expense allowance of one percent (1%) in connection with this offering.

We will also pay expenses relating to the offering, including the following: (i) all expenses incidental to the issuance and delivery of the Class A Ordinary Shares offered (including all printing and engraving costs, if any), (ii) all fees and expenses of the clearing firm, registrar and transfer agent, (iii) all necessary issue, transfer and other stamp taxes in connection with the offering, (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the registration statement (including financial statements, exhibits, schedules, consents and certificates of experts), and (vi) all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Class A Ordinary Shares for offer and sale under the state securities or blue sky laws.

We have also agreed to reimburse the representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals) in connection with the performance of their services. We have paid to the representative $30,000 as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance, as of the date of this prospectus. Any portion of the Advance shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, non-accountable expense allowance and reimbursable expenses, will be approximately $              .

Right of First Refusal

We have agreed to grant the representative for a 12-month period from the closing of this offering, a right of first refusal to provide investment banking services (which shall include, without limitation, (a) acting as lead manager for any underwritten public offering: and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company) to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents, which right is exercisable in the representative’s sole discretion. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Lock-up Agreements

We have agreed, for a period of six months after the closing date, and our directors, executive officers and holders of 5% or more of our ordinary shares or securities convertible into or exercisable for ordinary shares prior to this offering have agreed, for a period of six months from the date of this prospectus, not to (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company, or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq

We will apply to have our Shares approved for listing on the Nasdaq under the symbol “RGGG.” We make no representation that such application will be approved or that our Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such shares will be listed on the Nasdaq at the completion of this offering.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loan) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loan) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Class A Ordinary Shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries.

Notice to Prospective Investors in Hong Kong

The Class A Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Mainland China

This prospectus may not be circulated or distributed in Mainland China and the Class A Ordinary Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of Mainland China except pursuant to applicable laws, rules and regulations of Mainland China.

Notice to Prospective Investors in Taiwan

The Class A Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Class A Ordinary Shares.

Notice to prospective investors in the BVI

The Class A Ordinary Shares are not being, and may not be, offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•        where no consideration is or will be given for the transfer; or

•        where the transfer is by operation of law.

Notice to prospective investors in Japan

The Class A Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Class A Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Class A Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Class A Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Class A Ordinary Shares have not authorized and do not authorize the making of any offer of Class A Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Class A Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Class A Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Class A Ordinary Shares on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the Class A Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A Ordinary Shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the Class A Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Class A Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Switzerland

This document, as well as any other offering or marketing material relating to the Class A Ordinary Shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the Class A Ordinary Shares nor the shares underlying the Class A Ordinary Shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Class A Ordinary Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The Class A Ordinary Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Class A Ordinary Shares with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the Class A Ordinary Shares, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the Class A Ordinary Shares in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations

Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Class A Ordinary Shares.

The Class A Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Class A Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Class A Ordinary Shares shall be deemed to be made to such recipient and no applications for the Class A Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Class A Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Class A Ordinary Shares, you will not transfer any interest in the Class A Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to prospective investors in Canada

The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount and the non-accountable expense allowance that we expect to incur in connection with the offer and sale of the Class A Ordinary Shares by us pursuant to this prospectus. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
FINRA filing fee	US$
Nasdaq listing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous expenses	US$
Total	US$

All of these expenses, as well as the non-accountable expense allowance of US$             paid to the underwriters, will be borne by us. We will also incur expenses attributable to underwriting discounts, the amount of which would be proportional to the aggregate value of Class A Ordinary Shares sold in the offering by us.

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities law.

The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier.

Certain legal matters of Singapore law in connection with this offering will be passed upon for us by Bird & Bird ATMD LLP.

Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the representative in connection with this offering.

K&L Gates LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Bird & Bird ATMD LLP with respect to matters governed by Singapore law.

EXPERTS

The combined financial statements of Regenique Group Limited as of and for the years ended September 30, 2023 and 2024, and the financial statements of Shari Wellness Pte. Ltd. as of and for the years ended September 30, 2023 and 2024, included in this prospectus have been audited by Enrome LLP, an independent registered public accounting firm, as stated in their reports. Such combined financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The office of Enrome LLP is located at 143 Cecil St, #19-03/04 GB Building, Singapore 069542.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A Ordinary Shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our Class A Ordinary Shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

REGENIQUE GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Regenique Group Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Regenique Group Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related combined statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

We draw attention to Note 2 to the combined financial statements with respect to the Company’s ability to continue as going concern. During the financial year ended September 30, 2024, the Company reported a negative working capital of S$3,772,873 (US$2,940,576). These events or conditions indicate the existence of a material uncertainty which may cast significant doubt on the Company’s ability to continue as going concern. The combined financial statements have been prepared on the going concern basis as management of the Company has evaluated the sufficiency of its working capital and concluded that with the financial support of the Original Shareholders, the Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the balance sheet date and the date of combined financial statements for the financial year ended September 30, 2024. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore
May 23, 2025

REGENIQUE GROUP LIMITED
COMBINED BALANCE SHEETS

	As of September 30,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,611,382	1,683,814	1,312,365
Accounts receivable	102,892	3,129	2,439
Other current assets	334,198	414,225	322,847
Inventories	189,469	266,731	207,890
Amount due from a related party	—	96,987	75,592
Amount due from shareholders	3,769,223	—	—
Total current assets	6,007,164	2,464,886	1,921,133

Non-current assets
Intangible assets	—	4,000	3,118
Property and equipment, net	2,086,311	3,976,348	3,099,166
Right-of-use assets, net	1,939,584	1,963,470	1,530,329
Total non-current assets	4,025,895	5,943,818	4,632,613
TOTAL ASSETS	10,033,059	8,408,704	6,553,746

LIABILITIES
Current liabilities
Accounts payable	192,878	557,559	434,561
Accruals and other payables	127,425	410,436	319,894
Contract liabilities	5,206,637	3,436,850	2,678,681
Amount due to a director	114,100	6,100	4,754
Amount due to related parties	44,270	35,226	27,455
Bank loans	406,480	383,534	298,926
Lease liabilities	1,053,701	1,296,519	1,010,507
Finance lease liability	10,042	—	—
Income taxes payables	125,366	111,535	86,931
Total current liabilities	7,280,899	6,237,759	4,861,709

Non-current liabilities
Deferred tax liabilities	36,161	36,161	28,184
Provision for reinstatement	30,756	30,756	23,971
Lease liabilities	910,095	691,464	538,927
Bank loans	396,712	13,246	10,324
Total current liabilities	1,373,724	771,627	601,406
TOTAL LIABILITIES	8,654,623	7,009,386	5,463,115

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ EQUITY
**Class A Ordinary shares, US$0.001 par value, 400,000,000 shares authorized, 20 shares issued and outstanding as of September 30,2023 and 2024 respectively	— *	— *	— *
**Class B Ordinary shares, US$0.0001 par value, 100,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2022 and 2023 respectively	—	—	—
Additional paid in capital	1,356,500	1,356,500	1,057,256
Retained earnings	18,290	33,237	25,908
Total shareholders’ equity attributable to Regenique Group Limited	1,374,790	1,389,737	1,083,164
Non-controlling interest	3,646	9,581	7,467
Total shareholders’ equity	1,378,436	1,399,318	1,090,631
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,033,059	8,408,704	6,553,746

____________

*        Less than S$1

**      Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these combined financial statements.

REGENIQUE GROUP LIMITED
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended September 30
	2023	2024	2024
	S$	S$	US$
Revenue	12,724,573	13,444,958	10,479,000

Purchases and other direct costs	(1,345,490)	(1,232,985)	(960,989)
Depreciation and amortization	(396,806)	(690,275)	(538,000)
Employee benefits expenses(a)	(5,226,801)	(5,653,103)	(4,406,028)
Operating lease expenses	(1,340,354)	(1,501,508)	(1,170,275)
Other operating expenses	(1,493,673)	(1,305,802)	(1,017,742)

Income from operations	2,921,449	3,061,285	2,385,966

Other income:
Other income	253,415	360,442	280,928

Finance cost:
Interest expense	(31,362)	(33,502)	(26,111)

Profit before tax expense	3,143,502	3,388,225	2,640,783
Income tax expense	(364,139)	(253,043)	(197,222)
Net Income	2,779,363	3,135,182	2,443,561

Net income attributable to Regenique Limited	2,651,377	2,852,947	2,223,587
Net income attributable to non-controlling interests	127,986	282,235	219,234
	2,779,363	3,135,182	2,443,561

Net income per share attributable to ordinary shareholders
Basic and diluted	132,568	142,647	111,179

Weighted average number of ordinary shares used in computing net income per share**
Basic and diluted	20	20	20

____________

**      Retroactively presented for the reorganization exercise described in Note 1.

(a):     Includes salaries

The accompanying notes are an integral part of these combined financial statements.

REGENIQUE GROUP LIMITED
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A ordinary shares			Additional paid in capital	Retained earnings	Total Regenique Group Limited shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Shares Outstanding**	Par value
		S$		S$	S$	S$	S$	S$
Balance as of October 1, 2023	20	—	*	1,356,500	(1,103,087)	253,413	118,660	372,073
Net income	—	—		—	2,651,377	2,651,377	127,986	2,779,363
Dividend	—	—		—	(1,530,000)	(1,530,000)	(243,000)	(1,773,000)
Balance as of September 30, 2023	20	—	*	1,356,500	18,290	1,374,790	3,646	1,378,436
Net income	—	—		—	2,852,947	2,852,947	282,235	3,135,182
Dividend	—	—		—	(2,838,000)	(2,838,000)	(276,300)	(3,114,300)
Balance as of September 30, 2024	20	—	*	1,356,500	33,237	1,389,737	9,581	1,399,318

		US$		US$	US$	US$	US$	US$
Balance as of September 30, 2024		—	*	1,057,256	25,908	1,083,164	7,467	1,090,631

____________

*        Less than S$1.

**      Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these combined financial statements.

REGENIQUE GROUP LIMITED
COMBINED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2023	2024	2024
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,779,363	3,135,182	2,443,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	396,806	690,275	538,000
Loss on disposal of property and equipment	496	—	—
Interest expense	31,362	33,502	26,111
Property and equipment written off	—	1,448	1,129
Operating lease expenses	1,340,354	1,501,508	1,170,275

Change in operating assets and liabilities:
Account receivables, net	64,958	99,763	77,756
Inventories	129,150	(77,262)	(60,218)
Other current assets	(80,834)	(80,027)	(62,373)
Account payables	(394,424)	364,681	284,232
Accruals and other payables	(189,873)	283,011	220,579
Contract liabilities	(755,657)	(1,769,787)	(1,379,372)
Income taxes payable	253,158	(13,831)	(10,780)
Lease liabilities	(1,350,566)	(1,501,207)	(1,170,041)
Net cash provided by operating activities	2,224,293	2,667,256	2,078,859

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(971,558)	(2,581,760)	(2,012,223)
Purchase of intangible assets	—	(4,000)	(3,118)
Net movements in amount due from related party	21,825	(96,987)	(75,591)
Net cash used in investing activities	(949,733)	(2,682,747)	(2,090,932)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment to working capital loan	(470,867)	(435,856)	(339,706)
Finance lease payment	(10,484)	(14,100)	(10,990)
Net movement in amount due to shareholders	(2,901,403)	931,223	725,795
Net movement in amount due to related parties	(108,978)	(9,044)	(7,049)
Net movement in amount due to director	—	(108,000)	(84,175)
Dividend paid	(1,665,000)	(276,300)	(215,348)
Net cash (used in) provided by financial activities	(5,156,732)	87,923	68,527
Net change in cash and cash equivalents	(3,882,172)	72,432	56,454
Cash and cash equivalents – beginning of year	5,493,554	1,611,382	1,255,911
Cash and cash equivalents – end of year	1,611,382	1,683,814	1,312,365

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	110,981	211,053	164,495
Cash paid for interest	31,362	33,502	26,111

SUPPLEMENTAL NON-CASH FLOW INFORMATION:
Operating lease liabilities arising from obtaining right-of-use assets	1,950,874	1,402,990	1,093,490

The accompanying notes form an integral part of these combined financial statements.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

1       Organization and business overview

Regenique Group Limited (the “Company”) is an investment holding company incorporated on November 13, 2024 under the laws of the Cayman Islands. The Company and its subsidiaries are collectively referred to as the “Company”. The Company through its subsidiaries provide medi-aesthetics services (the “Clinic Business”).

The Clinic Business was founded in 2009 by Mr. Then Chee Tat and Dr. Shiau Ee Leng (“Original Shareholders”) with the incorporation of ClearSK Medispa Pte Ltd, a Singapore company. Throughout the past 16 years, our main business has been the delivery of medi-aesthetics services (the “Clinic Business”). As our Clinic Business continued to grow, we started investing in real properties (the “Real Property Investments”) to diversify the risk of increasing rental expenses.

As of the date of this prospectus, our business has been carried out through 16 entities, 11 of which were operating entities of the Clinic Business, 5 of which were operating entities of a combination of the Clinic Business, Real Property Investments, and back-end accounting and administrative services provided to other entities (“Mixed Business and Back-End Entities”).

The Company is headquartered in Singapore.

Reorganization

The Group is expected to complete an internal reorganization prior to the Company’s listing on Nasdaq Capital Market.

On January 20, 2025, the Original Shareholders incorporated Biogenisk Pte. Ltd. (“Biogenisk”) to acquire the Clinic Business. On February 21, 2025, the Original Shareholders transferred all of the shares in the entities solely operating the Clinic Business to Biogenisk; concurrently with the share transfers, the Mixed Business and Back-End Entities transferred their respective Clinic Business to Biogenisk.

At the same time, on January 20, 2025, BioEsthetics Group Limited (“Intermediate Holdco”), was incorporated as a BVI exempted limited liability company, to be a subsidiary of the Company.

On February 25, 2025, the Original Shareholders transferred all of their ownership interests in Biogenisk to Intermediate Holdco.

On April 16, 2025, the Original Shareholders transferred all of their ownership interests in Intermediate Holdco to the Company.

Upon completion of the aforementioned, the Company became the ultimate holding company of the operating subsidiaries. As of the date of these combined financial statements, the reorganization of the Company’s legal structure is still in progress.

The Company accounts for the reorganization as a business combination under common control in accordance with ASC 805-50-15-6, Business Combinations — Relates Issues. A high degree of common ownership exists when multiple shareholders hold similar ownership interests in multiple entities, but no one shareholder controls the entities. Transfers among entities that have a high degree of common ownership are not common control transactions. However, such transfers may be accounted for in a manner similar to a common control transaction if the transfers lack economic substance. The reorganization between entities under common control are accounted for using the carryover basis of accounting. The net assets of the acquired entities of the Clinic Business are recorded at their historical carrying values. The financial statements are retrospectively adjusted to reflect the combined entities as though the combination occurred at the beginning of the earliest period presented. Upon combining the financial information for the periods, intra-group income and expenses, intragroup accounts and profits and losses on transactions between the combined entities are eliminated. The accounting principles set out below have been applied consistently to all periods presented in these combined financial statements.

As of September 30, 2024 there were no material restrictions on the ability of the Company’s consolidated subsidiaries to transfer funds to the Cayman parent company in the form of cash dividends, loans, or advances.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

1       Organization and business overview (cont.)

During the years ended September 30, 2023 and 2024, the Original Shareholders were the ultimate shareholders of the Clinic Business.

The combined financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
ClearSK Biomed Pte. Ltd. (“CSB”)	April 16, 2016	100%	Singapore	Clinics and other general medical services
CSKC Pte. Ltd. (“CSKC”)	September 22, 2016	100%	Singapore	Clinics and other general medical services
CSKC Medispa Pte. Ltd. (“CCM”)	November 26, 2021	100%	Singapore	Clinics and other general medical services
ClearSK Centre Pte. Ltd. (“CSC”)	February 16, 2009	100%	Singapore	Clinics and other general medical services
ClearSK Medi-Wellness Pte. Ltd. (“CMW”)	July 05, 2017	100%	Singapore	Hairdressing salons/shops
ClearSK Medi-Aesthetics (TP Central) Pte. Ltd. (“TP”)	April 25, 2012	100%	Singapore	Clinics and other general medical services
ClearSK Body Medi-Aesthetics Clinique Pte. Ltd. (“BODY”)	February 02, 2012	100%	Singapore	Clinics and other general medical services
ClearSK Medi-Aesthetics Clinique Pte. Ltd. (“CMA”)	November 23, 2009	100%	Singapore	Clinics and other general medical services
ClearSK Medical Spa Pte. Ltd. (“CMS”)	February 16, 2009	100%	Singapore	Clinics and other general medical services
ClearSK Orchard Pte. Ltd. (“CSO”)	February 12, 2010	100%	Singapore	Clinics and other general medical services
ClearSK Medi-Aesthetics (Westgate) Pte. Ltd. (“WG”)	April 25, 2012	100%	Singapore	Clinics and other general medical services

2       Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s combined financial statements and have been consistently applied in the preparation of the financial statements. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Going concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reported in the accompanying combined financial statements, the Company is in negative working capital of S$3,772,873 (US$2,940,576) for the year ended September 30, 2024. Management of the Company has evaluated the sufficiency of its working capital and concluded that with the financial support of the Original Shareholders, the Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the balance sheet date and the date of combined financial statements for

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

the financial year ended September 30, 2024. Accordingly, the Company’s combined financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded in the balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s combined financial statements include, but are not limited to contract liability for unredeemed points rebates and assessment of tax positions. Actual results may differ from these estimates.

Evolving tax regulations and scrutiny of corporate tax practices may subject us to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters including challenges to positions. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on our appeal could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the weighted average principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. The inventories primarily consist of consumables such as injectables, threads, fillers and consumable tips. Generally, these items are not held for sale but are essential in delivering the services to the customers.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	lesser of lease term or expected useful life (number of years)
Property	Remaining lease term of 63 years
Clinic equipment	7 years
Clinic tools	2 years
IT equipment	5 years
Machine component	5 years
Furniture and fittings	5 years
Office equipment	5 years
Motor vehicles	5 years
Renovation	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the combined statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revision to the estimates of useful lives.

Right-of-use assets and lease liabilities

The Company adopted ASC 842 on January 1, 2019. The Company is a lessee of non-cancellable operating leases for its clinics. The Company determines if an arrangement is a lease at inception. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended September 30, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

The Company’s operating lease liabilities and right-of-use assets are disclosed in Note 9.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

Intangible assets

Intangible assets represent the application cost of Biogenisk trademark. The useful life of the intangible assets is assessed to be finite. Amortization is computed using the straight-line method over the estimated useful life of 20 years.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the combined financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended September 30, 2023 and 2024, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	unobservable inputs which are supported by little or no market activity.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, other payables to related parties, contract liabilities, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under FASB ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by FASB ASC Topic 606 requires the Company to:

(1)    identify its contracts with customers;

(2)    identify its performance obligations under those contracts;

(3)    determine the transaction prices of those contracts;

(4)    allocate the transaction prices to its performance obligations in those contracts; and

(5)    recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

•        provides all of the benefits received and consumed simultaneously by the client;

•        creates and enhances an asset that the client controls as the Company performs; or

•        does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

Revenue generated from bio-regenerative and medi-aesthetic treatment

The core business activities include the provision of bio-regenerative and medi-aesthetic treatments. Revenue is recognized at a point in time when the Company satisfies its performance obligations upon the completion of each treatment and acknowledgement by customers. The Company recognizes contract liabilities for advance billing to customers on the bio-regenerative and medi-aesthetic treatment, for which treatment has yet to be completed.

Revenue generated from sales of products

The customers purchase the products either physically in the outlets or online through the e-commerce platform. The revenue is recognized at a point in time upon the completion of the sales transaction to the customers.

The Company has a customer loyalty program that enables end-customers to earn loyalty points based on the amount of purchases on the e-shop. The loyalty points are redeemable for a discount on purchases within the next 1 year. The Company recognizes revenue for the loyalty points redeemed and recognizes a contract liabilities for unredeemed points as at the end of the financial period. The contract liabilities is recognized until the corresponding loyalty points are redeemed or expire.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Concentrations and credit risk

The Company maintains cash with banks in Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, amount due from shareholders, amount due from a related party and other current assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of September 30, 2023 and 2024, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operation in Singapore.

Employee benefits

Employee benefits comprising salaries, defined contribution plans and short-term compensated absences are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)       Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)      Short-term compensated absences

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Foreign currency

The accompanying combined financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company and its wholly owned subsidiaries is Singapore Dollars.

Convenience translation

Translations of the combined balance sheet, combined statements of operations and comprehensive income and combined statements of cash flows from S$ into US$ as of and for the year ended September 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.77936 = S$1, as set forth in the statistical release of the Federal Reserve System on September 30, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended September 30, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

2       Summary of significant accounting policies (cont.)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended September 30, 2023 and 2024.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its combined financial statements and related disclosures. The Company is currently evaluating the potential impact of adopting this new guidance on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined balance sheets, statements of operations and cash flows.

3       Accounts receivable

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Third parties	102,892	3,129	2,439
Total accounts receivable	102,892	3,129	2,439

4       Other current assets

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Deposits	292,421	388,598	302,873
Prepayments	19,980	8,312	6,478
Other receivables	21,797	17,315	13,496
	334,198	414,225	322,847

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

5       Inventories

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Finished goods	189,469	266,731	207,890

6       Property and equipment, net

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Property(1)	—	1,130,000	880,722
Clinic equipment	6,116,473	6,675,606	5,202,967
Clinic tools	416,953	418,270	326,000
IT equipment	989,428	1,015,592	791,552
Machine component	373,701	999,759	779,212
Furniture and fittings	496,346	496,346	386,852
Office equipment	563,824	565,572	440,807
Motor vehicles	110,712	110,712	86,289
Renovation	3,656,209	3,872,076	3,017,896
Total	12,723,646	15,283,933	11,912,297
Less: accumulated depreciation	(10,637,335)	(11,307,585)	(8,813,131)
Carrying amount	2,086,311	3,976,348	3,099,166

Depreciation expense for the years ended September 30, 2023 and 2024 was S$396,806 and S$690,275 (US$538,000).

____________

(1)             Property has been assigned to the Company by a related company, owned by director (see note 11). The Company is given the power to direct the activities of the business conducted at the Property, which most significantly impact its economic performance, such that the Company would be considered the primary beneficiary of the arrangement. The related company also grants the Company full and exclusive operational control over the Property under a free-to-use arrangement for its business operations. Furthermore, the Company has the sole and exclusive right to occupy and use the Property as the related company has delegated the full rights and responsibilities of management and control of the Property to the Company, such that the Company shall, for all practical purposes, function in the capacity of the owner of the Property for the duration. This reflect the economic substance of a capital contribution and is intended to support the Company’s strategic growth.

7       Accruals and other payables

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Accruals	87,607	400,884	312,449
GST payables	39,819	9,552	7,445
Total	127,425	410,436	319,894

8       Bank loans

On April 8, 2020, the Company acquired a 5-year S$1,000,000 temporary bridging loan from United Overseas Bank Limited which expires in August 2025. The bank loan which carries interest of 3% per annum is secured by joint and several guarantee by Then Chee Tat (Director) and Shiau Ee Leng (Director). As of September 30, 2024, the carrying amount of the bank loan was S$239,924 (US$186,997).

On April 16, 2020, the Company acquired another 5-year S$600,000 temporary bridging loan from United Overseas Bank Limited which expires in November 2025. The bank loan which carries interest of 3% per annum is secured by a several guarantee by Then Chee Tat (Director), a corporate guarantee by subsidiary, CCM, and a mortgage of the property of a related entity owned by the original shareholders. As of September 30, 2024, the carrying amount of the bank loan was S$156,856 (US$122,254).

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

8       Bank loans (cont.)

The maturity schedule is as follows:

Year ending September 30,	S$	US$
2025	383,534	298,926
2026	13,246	10,324
Present value of bank loans	396,780	309,250
Less: current portion	(383,534)	(298,926)
Long-term portion	13,246	10,324

9       Right-of-use assets and lease liabilities

The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company leases several clinic locations, office space and warehouse space under operating lease agreements with terms ranging from 2 to 3 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As permitted by ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the leases with a lease term of one year or less.

As of September 30, 2024, the Company had the following non-cancellable operating lease contracts.

Description of lease	Lease term
Kovan Heartland Mall, 205 Hougang Street 21, #03-04 to #03-06 Singapore 530205	3 years
Novena Medical Centre, 10 Sinaran Drive #10-01, Singapore 307506	2 years
Novena Medical Centre, 10 Sinaran Drive #10-26, Singapore 307506	2 years
Novena Medical Centre, 10 Sinaran Drive, #10-24, Singapore 307506	3 years
Novena Medical Centre, 10 Sinaran Drive, #10-25, Singapore 307506	2 years
Scotts Medical Centre, 9 Scotts Rd, #07-03, Pacific Plaza, Singapore 228210	2 years
Scotts Medical Centre, 9 Scotts Rd, #07-04 to #07-06, Pacific Plaza, Singapore 228210	3 years
One Raffles Place, 1 Raffles Place, #02-21 to #02-22, Singapore 048616	3 years
3 Gateway Drive #03-12, Westgate Mall Singapore 608532	3 years
16 Kallang Place, #02-24, Singapore 339156	3 years
114 Lavender Street #09-91 CT Hub 2, Singapore 338729	2 years

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	Years Ended September 30,
	2023	2024
Weighted average remaining lease term (years)	1.16	1.37
Weighted average discount rate	5.25%	5.25%

As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This methodology was deemed to yield a measurement of the ROU lease asset and associated lease liability that was appropriately stated in all material respects.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

9       Right-of-use assets and lease liabilities (cont.)

(a)     Amount recognized in the combined balance sheet:

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Right-of-use assets, net	1,939,584	1,963,470	1,530,329
Lease liabilities
Current	1,053,701	1,296,519	1,010,507
Non-current	910,095	691,464	538,927
	1,963,796	1,987,983	1,549,434

(b)    A summary of lease expenses recognized in the Company’s combined statements of operations and comprehensive income is as follows:

	For year ended September 30,
	2023	2024	2024
	S$	S$	US$
Amortization of right-of-use assets	1,228,937	1,379,105	1,074,874
Interest of lease liabilities	111,417	122,403	95,401
Total operating lease expenses	1,340,354	1,501,508	1,170,275

Future minimum lease payments under non-cancellable lease agreements as of September 30, 2024 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending September 30,
2025	1,368,803	1,066,845
2026	567,641	442,419
2027	146,024	113,812
Total future minimum lease payments	2,082,468	1,623,076
Less imputed interest	(94,485)	(73,642)
Present value of lease liabilities	1,987,983	1,549,434
Less: current portion	(1,296,519)	(1,010,507)
Long-term portion	691,464	538,927

10     Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on 13 November 2024. Upon our incorporation, our authorized share capital was US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

11     Related party transactions and balances

The table below sets forth the related parties and their relationships with the Company as of September 30, 2023 and 2024:

Name of related parties	Relationship with the Company
Dr Shiau Ee Leng	Chief Medical Advisor (spouse of Mr. Then Chee Tat)
Mr. Then Chee Tat	Executive Director, Deputy Chief Executive Officer and Chief Financial Officer (spouse of Dr Shiau Ee Leng)
Dr. Chen Yiming	Deputy Medical Director and director of subsidiaries CSKC Pte. Ltd. and CSKC Medispa Pte. Ltd.
ClearSK Aesthetics Academy Sdn. Bhd. (“CAA”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)
SGP Healthcare Investments Pte. Ltd. (“SGP”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)
Clearsk Medi-Aesthetics (West) Pte. Ltd. (“CWE”)	Related company under common control of directors Dr Shiau Ee Leng and Mr. Then Chee Tat (Original Shareholders)

Related party balances

The amount due from shareholders represents the net of dividend declared to Mr. Then Chee Tat and Dr Shiau Ee Leng (collectively termed “original shareholders”), funds provided for the Company’s working capital needs and reimbursement of amounts paid on behalf of the shareholders incurred for the normal course of business. The dividends declared to original shareholders for the years ended September 30, 2023 and 2024 amounted to S$1,530,000 and S$2,838,000 (US$2,211,937), respectively. As of September 30, 2023 and 2024, total amounts due to shareholders amounted to S$3,769,223 and nil, respectively.

The payable balance due to Dr Chen Yiming were S$114,100 and S$6,100 (US$4,754) as of September 30, 2023 and 2024, respectively. The balance is interest free and repayable on demand. The dividends declared to Dr Chen Yiming for the years ended September 30, 2023 and 2024 amounted to S$243,000 and S$276,300 (US$215,345), respectively.

The receivable balance due from CAA were S$nil and S$96,987 (US$75,592) as of September 30, 2023 and 2024, respectively.

Related party transactions

During the years ended September 30, 2023 and 2024, the Company paid expenses of S$157,863 and S$249,532 (US$194,485) respectively, for accounting and administrative services to CAA.

During the years ended September 30, 2023 and 2024, the Company paid rental expenses of S$229,992 and S$155,659 (US$121,321) respectively, for rental of the lease to SGP.

A warehouse valued at S$1,130,000 (US$880,722) located at 114 Lavender ST #09-91 Singapore 338729, was assigned by the related company, CWE, to the Company.

12     Revenue

	Year Ended September 30,
	2023	2024	2024
	S$	S$	US$
Bio-regenerative and medi-aesthetic treatments	12,634,836	13,280,589	10,350,891
Sales of products	89,737	164,369	128,109
	12,724,573	13,444,958	10,479,000

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

12     Revenue (cont.)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Year Ended September 30,
	2023	2024	2024
	S$	S$	US$
Point-in-time	12,724,573	13,444,958	10,479,000
	12,724,573	13,444,958	10,479,000

Contract liabilities

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Balance – beginning of the year	5,962,294	5,206,637	4,058,053
Advances from customers	5,206,637	3,436,850	2,678,681
Revenue recognized during the year	(5,962,294)	(5,206,637)	(4,058,053)
Balance – ending of the year (to be recognized in the next 12 months)	5,206,637	3,436,850	2,678,681

Contract liabilities represent packages of 6 months’ validity which are sold to customers.

13     Income taxes

Cayman Islands and British Virgin Islands

The Company is domiciled in the Cayman Islands. The subsidiary BioEsthetics Group Limited is domiciled in the British Virgin Islands (“BVI”). Under the current laws of the Cayman Islands and the BVI, the Company and BioEsthetics Group Limited is not subject to tax on its income. Accordingly, the Company and BioEsthetics Group Limited does not accrue for income taxes.

Singapore

The Company’s subsidiaries are in Singapore and are subject to the Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Significant components of the provision for income taxes are as follows:

	Year Ended September 30,
	2023	2024	2024
	S$	S$	US$
Income tax expense is comprised of the following:
Current	364,139	253,043	197,222
Total income tax expenses	364,139	253,043	197,222

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

13     Income taxes (cont.)

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended September 30,
	2023	2024	2024
	S$	S$	US$
Income before tax	3,143,502	3,388,225	2,640,783
Singapore income tax rate	17.0%	17.0%	17.0%
Reconciling items:
– Tax effect on expense not deductible for tax purposes	2.5%	3.6%	3.6%
– Singapore statutory stepped income exemption	(5.4)%	(4.9)%	(4.9)%
– Tax rebate	(7.0)%	—	—
– Deferred tax assets on temporary differences not recognized	4.2%	(4.9)%	(4.9)%
– Over provision of current taxation in respect of prior year	—	(3.2)%	(3.2)%
– Others	0.4%	(0.1)%	(0.1)%
Effective tax rate	11.6%	7.5%	7.5%

Deferred tax assets are recognized in the combined financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

Tax expenses are derived on the basis where operating revenue and cost are recognized by the respective types of treatments and sub-specialization by doctors operating in 5 clinics. These operating revenue and cost are recorded across 15 individual entities. Management has documented their organizational structure adopted by the Regenique Group Limited and its subsidiaries, and that the tax structure is in compliance with Inland Revenue Authority of Singapore’s (IRAS) regulation. In the event where IRAS disputes with the Company’s current tax position, the Company may have tax exposure which could result in tax penalties and other consequences. The Company will further seek the assistance of a tax advisor to review the previous and prevailing structure to ensure compliance with tax regulation and that transactions are conducted at arm’s length principal.

14     Other income

	As of September 30,
	2023	2024	2024
	S$	S$	US$
Interest income	—	138	107
Government grants	89,571	131,108	102,186
Others	163,844	229,196	178,635
	253,415	360,442	280,928

Other income comprises of general clinic management and consultancy fee charged to third parties.

REGENIQUE GROUP LIMITED
NOTES TO Combined FINANCIAL STATEMENTS

15     Commitment and Contingencies

Operating lease commitments

The total future lease payments under the non-cancellable operating lease with respect to the clinics’ management service fee as of September 30, 2024 are payable as below:

Operating lease commitments
Within 1 year	54,512
2 – 5 years	73,093
Total	127,605

As of September 30, 2023 and 2024, the Company does not have any capital commitments and contingencies.

16     Subsequent events

The Company has assessed all subsequent events through May 23, 2025 which is the date that these combined financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these combined financial statements.

On February 25, 2025, the Original Shareholders entered into the Acquisition Agreement. The Company’s subsidiary, BioEsthetics Group Limited will acquire 100% ownership of Shari Wellness Pte. Ltd. through a share swap with Mr. Wong Ming Kwong, who will transfer all his equity interests in Shari Wellness (represented 100% ownership). In return, Mr. Wong’s allocated interest in the Company will vest with the issuance of 20 Class A ordinary shares of Regenique Group Limited (represented 50% shares). Shari Wellness is a Singapore company incorporated in 2013 by Mr. Wong. It is the licensee of the Licensed Technologies, which consists of the three bio-technology patents under the License Agreement and focuses on stem-cell based Regenerative Health & Aesthetics personalized treatments and bio-cosmeceuticals. As of the date of these financial statements, the acquisition is still on-going and pending the receipt of a valuation report on Shari Wellness with an appraised value reasonably satisfactory to the Original Shareholders.

Until           , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Class A Ordinary Shares

Regenique Group Limited

__________________________

PROSPECTUS

__________________________

          , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering memorandum and articles of association provide that, to the extent permissible under Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own fraud, dishonesty, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Issuance	Number of ordinary shares	Consideration
Ogier Global Subscriber (Cayman) Limited	November 13, 2024	2	Nominal
Mr. Then	November 13, 2024	1	US$0.001
Dr. Shiau	November 13, 2024	1	US$0.001

Item 8. Exhibits and Financial Statement Schedules.

a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2)      That, for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Regenique Group Limited

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Form of Employment Agreement between the Registrant and its executive officers
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3**	License Agreement
10.4**	Addendum to License Agreement
10.5**	Memorandum of Understanding
10.6**	Allocation Agreement
21.1**	List of subsidiaries of the Registrant
23.1*	Consent of Enrome LLP
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Bird & Bird ATMD LLP (included in Exhibit 99.5)
24.1†	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Charter of the Audit Committee
99.3*	Charter of the Remuneration Committee
99.4*	Charter of the Nominating and Corporate Governance Committee
99.5*	Opinion of Bird & Bird ATMD LLP regarding certain Singapore law matters
99.7*	Consent of [Independent Director Name]
99.8*	Consent of [Independent Director Name]
99.9*	Consent of [Independent Director Name]
107*	Filing Fee Table

____________

†        Previously filed.

*        To be filed by amendment.

**      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on            .

Regenique Group Limited
By:
Name:	Wong Ming Kwong
Title:	Executive Director and Chief Executive Officer
By:
Name:	Then Chee Chat
Title:	Executive Director and Deputy Chief Executive Officer/Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
/s/	Executive Director and Chief Executive Officer
Name: Wong Ming Kwong	(Principal Executive Officer)
/s/	Executive Director and Deputy Chief Executive Officer/Chief Financial Officer
Then Chee Chat	(Principal Financial and Accounting Officer)
/s/	Chief Medical Officer
Shiau Ee Leng
*	/s/
Name:
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Regenique Group Limited, has signed this registration statement or amendment thereto in New York, United States on            .

AUTHORIZED U.S. REPRESENTATIVE
By:	/s/
Name:
Title: